

J.B. HUNT TRANSPORT SERVICES, INC.

Notice of **Annual Meeting, Proxy Statement** and **Annual Report**

2022



J.B. HUNT
360
Load TR123456
View Details
1 Kitchen World
Dallas, TX
April 20
121 mi. - 2 stops
2 Daphne Flats
Palestine, TX
April 20
Lowest Offer: $320
Book Now: $320
Place Offer
Book Now
J.B. HUNT
Intermodal
360box
Click.
Ship.
Delivered.
Dedicated
J.B. HUNT
Final Mile



› Table of Contents

❯ TABLE OF CONTENTS





›To Our Stockholders and Employees,

A Strong Foundation

As we end 2022 and enter 2023, we see the fruit of preparedness and resiliency that we planted over the past few challenging years. Our organization remained anchored in our three foundational principles: people, technology and capacity. Because of our commitment to diligently make investments in these key areas, we were able to meet the year with energy and creativity, while positioning our organization for opportunities for growth.

Our formula for growth is simple. Stay rooted in our strong foundations while being adaptable enough to thrive in any market environment. J.B. Hunt's industry-leading services and mode-neutral approach provide our customers with opportunities to unlock value without compromising service or capacity. Our Cycle of Innovation is evidenced by the fact that throughout our business we are always in various stages of disrupting, adapting and accelerating to continue our growth trajectory and delivering long-term returns for shareholders. While market dynamics may shift often, our focus on these foundations remains solid.

Since 2017, our company revenue has more than doubled and we had a lot to celebrate in 2022:

$14.81 billion
in revenue,
up 22% year-over-year

$8.8 million+
in appreciation bonuses to full-time company drivers and full-time hourly maintenance and office employees for the second consecutive year

5 million
safe miles driven by Tony, an intermodal driver in Texas, becoming the second J.B. Hunt driver to reach this accomplishment

3 million
safe miles driven by Edwina, a dedicated driver in Arizona, making her the first female driver to reach this milestone at J.B. Hunt

$2.6 million+
in safe driver bonuses recognizing 369 drivers for achieving 1, 2, 3, 4 and 5 million miles driven without a preventable accident

$2.2 billion
in total freight transactions in the J.B. Hunt 360°® marketplace

56,000+
carriers added to J.B. Hunt 360° platform

32% reduction
in carbon emission intensity by 2034, our ambitious goal set to address climate change

5-year
anniversary of the J.B. Hunt 360° platform

115,000+
company-owned containers in North America's largest, industry-leading Intermodal business

2,000+ trucks
sold within our Dedicated business as demand for professional outsourced private fleet solutions remains strong

$1 billion
in Truckload segment annual revenue for the first time in its 22-year lifetime

159,000+
pieces of trailing capacity in total, including 16,000+ boxes made available through J.B. Hunt 360box®

5 million
last-mile deliveries made annually through our Final Mile Services® segment

Letter to Our Stockholders and Employees

People You Trust

We strongly believe that anything we have accomplished or want to accomplish starts with our people who are responsible for delivering exceptional value and service to our customers. You may have heard it said this way, "we take care of our people, and our people take care of our business." The extraordinary efforts of our people were affirmed when we were named one of the World's Most Admired Companies by Fortune for the twelfth consecutive year.

Last year, we continued to drive inclusion efforts to make sure all of our employees feel welcomed, valued, respected, safe and heard. We were named one of America's Best Employers for Diversity 2022 by Forbes for the second consecutive year. Additionally, we were recognized again as a "Top Company for Women to Work for in Transportation" by Women In Trucking and named "Military Friendly Employer" by VIQTORY for the sixteenth consecutive year. Two initiatives we are especially proud of are the formation of our Inclusion Council and the establishment of our sixth employee resource group (ERG). The Inclusion Council, a group of influential senior leaders from across the company with a passion for inclusion, aims to ensure that inclusion remains a key component of creating exceptional employee experience and drives how we do business. Our ERGs create opportunities for employees to connect with each other and promote growth and development across our entire workforce and in our communities. In 2022, we added CAAPITAL, Cultivating Asian American Pacific Islanders Together as Leaders. With the addition of this group, we are able to create a place for our Asian American and Pacific Islander (AAPI) employees to share ideas, experiences and mentorship. In just the first six months, the group's membership reached close to 500 members. It is humbling to see that our workforce is dedicated to advancing our inclusion efforts as well. In total, we have more than 4,800 members in our ERGs.

We strive to be an employer that has a positive impact on the lives of our employees. We are glad to be able to provide our employees with access to benefits and resources that enrich their lives inside the workplace and at home. We understand the vital role mental health plays in overall health and well-being through every stage of life. J.B. Hunt provides access to personalized mental health support that is confidential and available at no cost for all employees and their families regardless of benefit participation. This support includes free therapy sessions with a licensed counselor in-person, by video or phone.

We continued to play an active role in shaping the future of the supply chain and empowering people through education. 2022 marked our 10th consecutive year of the Adopt-a-Class program, which allows our drivers to nominate their child or grandchild's classroom for a chance to receive a school supply donation. Over the lifetime of the program, more than $200,000 worth of school supplies has been donated to 255 classrooms across the country, all because of nominations by J.B. Hunt drivers. We also launched our J.B. Hunt Scholarship Program for Families, which awarded a total of $250,000 in scholarships to 100 children and grandchildren of our employees from 60 locations across the country. This upcoming year, we are thrilled to offer the program for a second time. The application-based scholarship program is available to dependent children or grandchildren of J.B. Hunt employees, director level and below, who currently attend or plan to attend an accredited two or four-year college, trade school or vocational school. Awards are renewable each year for up to four years as long as the recipient maintains a 2.5 GPA and full-time enrollment. And to specifically address education in the supply chain, we advanced our collaboration with the Walton College of Business at the University of Arkansas. In addition to the completion of a multiyear gift to the college, the program for studying supply chain was officially named the J.B. Hunt Transport Department of Supply Chain Management. These investments are creating opportunities for the next generation within our industry and beyond.

This year we were represented at events in our nation's capital, not once but twice. In August, José Rodriguez, a J.B. Hunt Final Mile Services® driver, was chosen to speak and represent truck drivers at the U.S. Department of Labor Hall of Honor induction ceremony, honoring all essential workers for their work during the COVID-19 pandemic. Thousands of people across the country tuned in to hear from Jose as he shared his story, and the story of many professional truck drivers. And Greer Woodruff, our Sr. Vice President of Safety, Security and Driver Personnel, attended an event at the White House in March to celebrate the progress made on the Biden administration's Trucking Action Plan. These visits were a testament to our reputation as a trusted industry leader.

By investing in our people, we create a strong company. Developing an inclusive culture is what fuels our innovation and positions us to best serve the diverse world in which we operate. The benefits we offer employees support their overall well-being, ultimately leading to a healthy and focused workforce that can deliver excellence. And creating opportunity through education helps prepare leaders and the workforce of the next generation, enriching our company and the industry for years to come.

Technology That Empowers

For decades, J.B. Hunt has recognized that the future of freight is in technology. J.B. Hunt's technology helps us better serve our customers, makes drivers' lives easier and improves efficiency in our operations and in the industry.

Our technology also empowers drivers with the tools they need to stay safe on the road. We are constantly evaluating and implementing new developments in transportation safety technology. Automatic onboard recording technology helps manage compliance with hours-of-service regulations and reduce roadside inspection violations. More than 98 percent of our Class 8 tractors are equipped with forward collision warning systems, cutting down on rear-end crashes and reducing the severity of collisions if they do occur. Video recording equipment with forward-facing cameras provides lane departure warnings and enhanced radar functionalities. J.B. Hunt is also adopting rearview digital camera technology that expands driver visibility and improves aerodynamics and fuel economy. Through the J.B. Hunt DRIVE app, we further help our drivers stay safe on the road by tracking safe miles driven, tracking days since a preventable accident and providing access to training assignments on the latest safety protocols.

The past year marked five years since we disrupted the marketplace with the launch of J.B. Hunt 360°®. Now, our sights are set on realizing increased value from our investments in the platform. The insights from this technology allowed us to cast a vision for the future, one that will take J.B. Hunt 360° from a freight-matching marketplace to the total supply chain management platform of the future. In 2022 alone, we added the ability for quick booking, more service types and the ability to receive an Instant Quote on JBHunt.com. Additionally, we worked to increase efficiency for carriers with added features. Continuous improvements like these will accelerate the power of the platform, bringing more shippers and carriers together to do business within the J.B. Hunt 360° platform.

Over the past several years, we have seen the digital transformation of the supply chain. We believe the rise of new applications, platforms, services and technology is more powerful when the data can work together. As part of J.B. Hunt's mission to create the most efficient transportation network in North America, we engaged with others in the industry to tackle inefficiencies in this area of the supply chain. J.B. Hunt, Convoy and Uber Freight announced the formation of the Scheduling Standards Consortium, which aims to address complex, industry-wide challenges through standardization and collaboration around how shipment scheduling information is exchanged.



Letter to Our Stockholders and Employees

In November, J.B. Hunt announced an ambitious goal to reduce our carbon emission intensity 32% by 2034 (baseline 2019). Our roadmap to achieving this aspirational goal will help J.B. Hunt strive to significantly reduce our carbon emission intensity while holding true to our customer commitment of providing efficient, quality-driven, competitive supply chain solutions for moving freight. We hope this target will help advance the transportation industry's progress in developing sustainable technology that is commercially viable and scalable for widespread adoption. To reach this goal, we will focus on three key areas of sustainable technology: incorporating alternative powered equipment into our fleet, expanding the use of biogenic fuels and improving fuel economy. In fact, we recently took delivery of our first company-owned Class 8 electric Freightliner eCascadia truck and are thrilled to begin incorporating it into operations in 2023.

We believe technology is an enabler for our business. Safety, visibility and efficiency are all maximized when we thoughtfully incorporate technology into our strategy. Leveraging the benefits of emerging technologies enables us to provide unparalleled service for our customers, drive out inefficiencies and capitalize on being a leader in the industry.

Capacity To Deliver

Our size, scale and fleet density across the geographies we serve mean we have the capacity to deliver for our customers. Last year we made big investments to address capacity with new, collaborative solutions.

J.B. Hunt and BNSF announced a joint effort to substantially improve capacity and velocity in the intermodal marketplace. As part of the initiative, we announced plans to grow our intermodal fleet to as many as 150,000 containers in the next three to five years. We have now surpassed 115,000 containers and are in a great position to commit more intermodal capacity and industry-leading service to our customers - all while reducing costs and avoiding carbon emissions. The move to increase intermodal capacity in this way means we can provide increased velocity and enhanced service for our customers, ultimately resulting in substantial growth of our intermodal business for the benefit of all our stakeholders.

We also accelerated our transload strategy in 2022 by opening transload facilities in Southern California, Seattle, and Laredo, Texas. As part of the strategy to increase transloading capacity, we acquired Alterri Distribution Center, a leading provider of transload services, asset management and distribution services in international trade. J.B. Hunt's transloading service footprint now encompasses four of the largest ocean ports and the largest land port of entry into the country. Our first company-owned transload facility was opened a year prior in Jersey City, New Jersey. Inefficiencies and rising costs associated with international shipping revealed the opportunity to logically connect our services by transloading international freight into our domestic containers and trailing capacity.

We continued to disrupt the logistics industry with creative capacity solutions, including a new offering in international transportation. Last summer, J.B. Hunt entered into a long-term, multi-vessel service agreement helping expedite overseas transport. Under the agreement, we will have ongoing cargo shipping opportunities available from markets in China to ports in California and the Pacific Northwest. This new offering, supported by our increase in container capacity, allows for acceleration in shipping of our customers' products. Moreover, it honors our founders who believed in just how big this company could become. Last summer, the cargo vessel Johnelle docked at the Port of Everett in Washington, with more than 250 new containers reserved for the expansion of J.B. Hunt's intermodal fleet. A second cargo vessel, the Johnnie Bryan, docked at the Port of Hueneme in California a month later with additional new containers. This service is another example of how we look across the entire supply chain to better understand and solve for the challenges our customers face. By streamlining the international shipping process and providing more opportunities to harness the benefits of intermodal transport, we are unlocking immense value for our customers.

Our business units significantly fueled our capacity growth in 2022. We added over 13,000 pieces of trailing equipment and nearly 2,500 tractors last year. J.B. Hunt Intermodal (JBI) grew tractor count by more than 500 and grew trailing equipment by more than 10,000, reinforcing JBI's status as North America's largest, industry-leading intermodal service. Dedicated Contract Services® (DCS) continued to lead the industry in first-in-class service as a dedicated provider. This segment added more than 1,200 trucks as demand for professional outsourced private fleet solutions remains strong. For the first time since becoming its own segment in 2000, J.B. Hunt Truckload (JBT) eclipsed $1 billion in revenue last year. Leaning into our technology and our innovative power-only solution, we added over 3,500 new 360box trailers to the network. Similarly, our Final Mile Services (FMS) business added nearly 300 trucks to its fleet.

We leveraged our data and systems to provide almost unlimited capacity on behalf of our customers. The J.B. Hunt 360° platform provided access to nearly one million trucks nationwide as we added more than 56,000 carriers to further expand our capacity. We facilitated $2.2 billion in freight transactions in the marketplace in 2022.

Additionally, J.B. Hunt acquired Zenith Global Logistics®, one of the largest specialized furniture carriers in the country. The move extended our ability to provide industry-leading middle-mile services and expand our nationwide, end-to-end supply chain solution for our customers. This investment enhances J.B. Hunt's Final Mile Services, creating additional value for customers.

What's Next?

Our company foundations of people, technology and capacity keep us marching forward, together and in the same direction. With the guidance of the people you trust, technology that empowers and capacity to deliver, we continue to make progress on our mission to create the most efficient transportation network in North America.

As we think about where we are headed, a lot of people ask, "what's next for J.B. Hunt in 2023?" In this shifting market, we feel prepared for any challenge that lies ahead while maintaining a long-term focus to continue delivering returns on behalf of our people, our customers and our shareholders. J.B. Hunt has a winning combination of the best five business segments that complement each other and wholly strengthen the organization – a model proven to enable resiliency and growth throughout many market cycles over J.B. Hunt's 61 years, including 13 consecutive years of steady growth and sustainable returns.

Our team will remain focused on delivering value and reducing our custmers' overall costs by finding opportunities for highway shipments to convert to intermodal, creating more efficient dedicated fleets, leveraging our technology for capacity, and building a better customer experience. Our mode-neutral approach and Customer Value Delivery® (CVD) process allows us to best meet our customers' needs and retain their business year after year. Based on KPI measurements, value initiatives and customer relationships, we slightly tailor our approach to help ensure we are adding value and reducing costs through the CVD methodology. We will continue to present value and reduce costs for our customers because that is what puts us in the best position for long-term growth and profitability.

Kirk Thompson
Chairman of the Board

John N. Roberts, III
Chief Executive Officer

Shelley Simpson
President

Scan this QR code to hear from J.B. Hunt leaders in our year-in-review video and read our blog post to learn more about our impact on the industry in 2022.

 



J.B. HUNT TRANSPORT SERVICES, INC.

615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745
479-820-0000
Internet Site: jbhunt.com

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 27, 2023

The Annual Meeting of Stockholders of J.B. Hunt Transport Services, Inc. (the Company) will be held April 27, 2023, at 10 a.m. (CDT) at the Company's headquarters, located at 615 J.B. Hunt Corporate Drive in Lowell, Arkansas, for the following purposes:

1

To elect Directors for a term of one (1) year

2

To consider and approve an advisory resolution regarding the Company's compensation of its named executive officers

3

To consider and act upon an advisory vote to determine the frequency with which stockholders will consider and approve an advisory vote on the Company's compensation of its named executive officers

4

To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the 2023 calendar year

5

To transact such other business as may properly come before the Annual Meeting or any adjournments thereof

Only stockholders of record on February 21, 2023, will be entitled to vote at the meeting or any adjournments thereof. The stock transfer books will not be closed.

The 2022 Annual Report to Stockholders is included in this publication.

By Order of the Board of Directors

JENNIFER R. BOATTINI
Corporate Secretary
Lowell, Arkansas
March 16, 2023



2022 Proxy Statement Summary

YOUR VOTE IS IMPORTANT
PLEASE EXECUTE YOUR PROXY WITHOUT DELAY

J.B. HUNT TRANSPORT SERVICES, INC.
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745
479-820-0000
Internet Site: jbhunt.com

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by J.B. Hunt Transport Services, Inc. (the Company), on behalf of its Board of Directors (the Board), for the 2023 Annual Meeting of Stockholders (the Annual Meeting). The Proxy Statement and the related proxy materials are being released to our stockholders on or about March 16, 2023.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD APRIL 27, 2023

This Proxy Statement and our 2022 Annual Report to Stockholders, which includes our Annual Report on Form 10-K, are available at jbhunt.com.

On or about March 16, 2023, we will mail a Notice of Internet Availability of Proxy Materials to our stockholders containing instructions on how to access our proxy materials, including this Proxy Statement and our 2022 Annual Report to Stockholders, and voting instructions on the internet, as well as instructions on how stockholders may obtain a paper copy of the proxy materials by mail. You may follow the instructions on the Notice of Internet Availability of Proxy Materials, then access our proxy materials and vote your shares over the internet. If you request a paper copy of the proxy materials and choose to vote by mail, please complete, sign, date and promptly return the accompanying proxy card in the enclosed addressed postage-paid envelope that will be provided to you in response to your request, even if you plan to attend the Annual Meeting. Please keep the Notice of Internet Availability of Proxy Materials for your reference through the meeting date.

PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING

Item	Board Recommendations	Further Details
Election of Directors	FOR	Page 25
Advisory Vote on Executive Compensation	FOR	Page 83
Advisory Vote on Frequency of Approval of Executive Compensation	ONE YEAR	Page 85
Ratification of Independent Registered Public Accounting Firm	FOR	Page 88

Proxy Statement Summary

YOU SHOULD CAREFULLY READ THIS PROXY STATEMENT IN ITS ENTIRETY
The summary information provided above is for your convenience only and is merely a brief description of material information contained in this Proxy Statement.

YOUR VOTE IS IMPORTANT
IF YOU ARE A REGISTERED OWNER, YOU MAY VOTE BY INTERNET OR BY REQUESTING A COPY OF PROXY MATERIALS AND COMPLETING, SIGNING, AND DATING A PROXY CARD AND RETURNING IT TO US AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE OR USING THE TELEPHONE OPTION THAT WILL BE PROVIDED IN RESPONSE TO YOUR REQUEST

IF YOU ARE A BENEFICIAL OWNER, PLEASE FOLLOW THE VOTING INSTRUCTIONS OF YOUR BROKER, BANK, OR OTHER NOMINEE AS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

DIRECTOR NOMINEES

Name	Occupation	Age	Director Since	Independent	Other Current Directorships with Publicly Held Companies	Committees Upon Election
Francesca M. Edwardson	American Red Cross of Chicago & Northern Illinois (retired)	65	2011	Yes	Duluth Holdings, Inc.	Audit Corporate Governance
Wayne Garrison	J.B. Hunt Transport Services, Inc. (retired)	70	1981	No		
Sharilyn S. Gasaway	Alltel Corp. (retired)	54	2009	Yes	Genesis Energy, LP	Audit (Chair) Compensation Corporate Governance
Thad Hill	Calpine Corporation	55	2021	Yes		Compensation (Chair) Corporate Governance
Bryan Hunt, Jr.	Hunt Automotive Group	64	1991	No		
Persio Lisboa	Navistar, Inc. (retired)	57	—	Yes	James Hardie Industries plc	Audit Corporate Governance
John N. Roberts, III	Chief Executive Officer	58	2010	No		
James L. Robo	Private Investor	60	2002	Yes		Compensation Corporate Governance (Chair)
Kirk Thompson	Chairman of the Board	69	1985	No		

Compensation Objectives, Principles and Practices

We believe the ability to attract, retain and provide appropriate incentives for the senior executive officers and other key employees of the Company is essential to maintaining the company's leading competitive position, thereby providing for the long-term success of the Company. The overall compensation philosophy of the Company's Board of Directors and management is guided by the following principles:

Recruitment and Retention

The Company aims to attract, motivate and retain high-performing diverse talent to achieve and maintain a leading position in our industry. Our total compensation package should be strongly competitive with other transportation and logistics companies.

Short-term Incentive

A large portion of total compensation should be tied to Company performance, and therefore at risk, as position and responsibility increase. Individuals with greater roles and the ability to directly impact strategic direction and long-term results should bear a greater portion of the risk.

Performance and Responsibility

Total compensation should be tied to and vary with performance and responsibility, both at the Company and individual levels, in achieving financial, operational and strategic objectives. Differentiated pay for high-performing individuals should be proportional to their contributions to the Company's success.

Long-term Incentive

Awards of long-term compensation encourage participating employees to focus on the Company's long-range growth and development and incent them to manage from the perspective of stockholders with a meaningful stake in the Company, as well as focus on long-term career orientation.

Proxy Statement Summary

**Consolidated Revenue
(in millions)**



**Consolidated Operating Income
(in millions)**



Diluted EPS



J.B. HUNT CONSOLIDATED

REVENUE
$14.8B
▲ 22%

OPERATING INCOME
$1.3B
▲ 27%

INTERMODAL (JBI)

REVENUE
$7B
▲ 29%

OPERATING INCOME
$800M
▲ 33%

DEDICATED (DCS)

REVENUE
$3.4B
▲ 31%

OPERATING INCOME
$345M
▲ 13%

INTEGRATED (ICS)

REVENUE
$2.4B
▼ 6%

OPERATING INCOME
$59M
▲ 28%

TRUCKLOAD (JBT)

REVENUE
$1.1B
▲ 36%

OPERATING INCOME
$92M
▲ 42%

FINAL MILE (FMS)

REVENUE
$980M
▲ 16%

OPERATING INCOME
$35M
▲ 25%

› J.B. Hunt Corporate Responsibility

Overview/Mission Statement

2022 marked 61 years of doing business. Both reflection and foresight reveal that our success rests on our employees navigating the complexities of the supply chain and creating value for customers by eliminating waste, reducing costs, establishing strong relationships and delivering exceptional service. In the industry, we're the people you trust with the technology that empowers and capacity to deliver. The Board and Management recognize that the balance of sound corporate governance combined with environmental and social responsibility is the soil where healthy, sustainable business grows. This model offers benefits for all stakeholders. Our priorities are apparent in our key areas of foundations - people, technology and capacity. We understand the honor of being an industry leader comes with the responsibility to keep roadways and employees safe, which we do not take for granted. It has also become increasingly important that we not only recognize the diversity throughout our value chain but create a lasting culture of inclusion that celebrates and encourages diversity in its many forms. Additionally, we feel the urgency to focus on reducing our carbon footprint and uphold our role as good stewards of the environment. Being at the forefront of the latest technology empowers us to significantly improve both our efficiency and safety. We believe that this work contributes to the success of our customers, raises the bar in our industry and gives our employees a shared purpose, which creates value for all our stakeholders. We aim to seek out and implement long-term strategies that positively shift the trajectory of the industry and, in turn, help us to accomplish our mission: to create the most efficient transportation network in North America.

Sustainability

We continued to make progress in our sustainability journey and explore sustainable solutions. Our willingness to embrace a spirit of curiosity and champion diverse perspectives fuels innovation while remaining customer-focused keeps us grounded. Our sustainability journey started before the word sustainability was popular and we continue to take steps to increase our efforts to share that story with our stakeholders. In 2019, the executive management team advanced these efforts with the establishment of our Sustainability Committee led by our then Chief Operations Officer, Craig Harper. Mr. Harper was named our Chief Sustainability Officer in November 2020. In 2021, under the direction of Mr. Harper and with the help of many others, J.B. Hunt was able to successfully launch its first ever Sustainability Report in accordance with the Global Reporting Initiative (GRI) Standard and in alignment with the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-related Financial Disclosures (TCFD) frameworks. The Sustainability Committee is comprised of a diverse group of employees responsible for identifying opportunities to advance our measurement, management and disclosure of our sustainability efforts. The work of this group helps identify and mitigate risks such as climate-related risks and other topics within the social and governance aspects of sustainability, including diversity and sustainable procurement. Members of the Committee regularly present to our Nominating and Corporate Governance Committee on the Company's efforts and investments made to reduce our greenhouse gas (GHG) emissions as part of its oversight of fossil fuel efficiency and progress on reducing the Company's environmental impact.

Environmental Matters

The Company recognizes that reducing GHG emissions in our business is important to our stockholders, our customers, the communities we serve, the global environment and ultimately the future success of our Company. Increasingly, our customers are making environmental responsibility a priority in their business decision-making, and the same is true for the Company. We've worked hard to create solutions to reduce carbon emissions and maintain sound environmental and social responsibility while reducing costs and meeting or exceeding our customers' operational needs. Our business strategy continues to work toward and prepare for the low carbon transition.

We remain encouraged by the advancements being made with alternative fuel vehicles and we believe that they have the potential to significantly reduce our Scope 1 emissions. However, until economically viable alternatives are available, challenges to further reduce our total carbon emissions include but are not limited to the availability of commercial diesel-powered equipment, a robust charging infrastructure and our ability to convert over-the-road (OTR) shipments to rail through our intermodal service offering, which on average reduces a shipment's carbon footprint by 60% versus highway truck transportation.

As fossil fuels represent a significant component of operating costs, management is continually working to minimize the volume used, such as adopting the most advanced technologies provided from original equipment manufacturers (OEMs), utilizing aftermarket products to reduce fuel burn, adopting policies to incentivize reduced fuel burn and assisting manufacturers in developing commercially viable alternative fuel sources.

The Company recognizes that reducing our carbon footprint is a continuous journey, and we believe the following items support our commitment to reducing our environmental impact:

Ambitious Goal to Reduce Carbon Emission Intensity 32% by 2034

In November, J.B. Hunt announced a new goal to reduce our carbon emission intensity 32% by 2034 (baseline 2019). This goal advances the Company's sustainability vision of moving the freight industry towards a low-carbon future while holding true to our customer commitment of providing efficient, quality-driven, competitive supply chain solutions for moving freight.

Specifically, we will focus on three key areas to reach our emission-reduction target by 2034:

- Incorporating alternative powered equipment into our fleet
- Expanding the use of biogenic fuels
- Improving fuel economy

Achieving the company's ambitious target is dependent on significant progress with the development and availability of new industry technology and the infrastructure needed to enable day-to-day use on an industry-wide scale. The Company plans to encourage, support and monitor the advancements needed to achieve its goal.


J.B. HUNT
Intermodal
ELECTRIC VEHICLE

In November J.B. Hunt announced an ambitious goal to reduce its carbon emission intensity 32% by 2034 by focusing on incorporating electric trucks into our fleet, expanding our use of biogenic fuels, and improving fleet fuel economy.

Proxy Statement Summary

Championing Intermodal Conversion

J.B. Hunt operates North America's largest industry-leading intermodal business. Converting OTR shipments to intermodal service is safer, 2.5 times more fuel efficient than standard truck transport, cost effective and environmentally friendly. We estimate that in 2022, our intermodal segment helped to avoid 3.6 million MT CO2e* compared to transportation by truck alone – the equivalent of:

- 95,585,384 urban tree seedlings planted and grown for 10 years*
- 794,094 passenger vehicles off the roads for one year*
- 470,574 average U.S. homes' total annual energy consumption*

  * *https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator#results*

Based on analysis of Shipper 360°® transactions and our annual bid activity, J.B. Hunt estimates that an additional 7 to 11 million shipments could be converted to intermodal, generating further carbon reductions, while supporting long-term growth opportunities for our intermodal business.



Last summer, cargo vessel Johnelle docked at the Port of Everett in Washington, with more than 250 new containers reserved for the expansion of J.B. Hunt's intermodal fleet. A second cargo vessel, the Johnnie Bryan, docked at the Port of Hueneme in California a month later with additional new containers.

In 2022, J.B. Hunt and BNSF Railway announced a joint effort to substantially improve capacity in the intermodal marketplace. As part of the initiative, J.B. Hunt announced plans to grow our intermodal fleet to as many as 150,000 containers in the next three to five years. We have surpassed 115,000 containers and are in a great position to commit more intermodal capacity and industry-leading service to our customers.

* *The rail industry doesn't release its operational efficiencies until April, which is after this report will be published. Our metric above for intermodal savings was calculated using its 2021 operating efficiencies.*

Carbon-Neutral Shipping Program

In 2022, J.B. Hunt launched CLEAN Transport™, a carbon-neutral program that provides our intermodal customers an easy and flexible method to acquire carbon offset credits equivalent to the emissions produced by their shipments. To extend the emissions reduction achieved through intermodal conversion, a shipment's remaining emissions are offset with carbon offset credits. The program is designed to be highly customizable to fit each customer's unique business and sustainability goals.

Renewable Technology

J.B. Hunt invests in renewable technology solutions. Company assets are equipped with solar-powered tracking units that allow us to optimize the usage of trailing equipment and other resources by providing the most accurate information regarding the location and status of the units. This technology allows J.B. Hunt to increase the efficiency of its assets, reduce empty miles and costs and gain better control over its operations.

Energy-Efficient Trucks and Equipment

We maintain a modern fleet with an average truck age of only 2.6 years as compared to the ~5.4-year industry average. Modernization ensures that we maintain the latest in emission reduction technologies. We also spec our equipment to maximize fuel efficiency with features including aerodynamic packages for both tractors and trailers, governor to limit speed and improve fuel efficiency, idle-reducing cab heaters and automatic manual transmissions (AMTs) that all contribute to improved fuel economy.

Fuel Technology

Fuel is one of the largest sources of carbon emissions within the supply chain. We strive to find advanced fuel solutions for customers, including the use of biofuels and ensuring the fuel efficiency of our fleets. In 2022, 48% of all fuel purchased was a bio-blended diesel product or renewable diesel. The Company's total weighted average of fuel from renewable sources was 17%.

Engineering for Efficiency

J.B. Hunt has a dedicated engineering team that helps customers optimize their shipping strategy to minimize total miles, maximize payload, and reduce carbon emissions per shipment.

CLEAN Transport™ Carbon Calculator

J.B. Hunt's proprietary tool calculates a customer's carbon footprint. We then offer mode conversion solutions, displaying how much carbon reduction can be achieved by converting a load to an intermodal shipment.

Carbon Diet

We provide support to customers with a company developed sustainability practice called the "Carbon Diet." We educate customers on best practices in supply chain sustainability and supply the resources needed to be successful. The primary components include the use of biogenic fuels, mode conversion, route optimization, the optimized fuel efficiency of our diesel fleet and the exploration and calculated potential impact of alternative vehicles.

Alternative Vehicles

We continually seek and evaluate opportunities to utilize emerging technologies in the area of exhaust-free vehicles. In the fourth quarter of 2022, we took delivery of our first company-owned Class 8 electric Freightliner eCascadia truck. And in 2017, we were one of the first companies to place an order for an all-electric heavy-duty Class 8 truck. We continue to participate with the Daimler Electric Vehicle Council and the ACT Fleet Forum to contribute to further progress in the years ahead regarding the availability, commercial viability and infrastructure required to run alternative fuel trucks.

Advocacy and Education

J.B. Hunt believes that by sharing knowledge, we can empower and encourage progress in the sustainability of our industry. In 2022, we participated in many sustainability-focused engagements, including the ACT Expo, General Electric's Cutting Carbon podcast, the Road to Autonomy podcast, RILA's panel discussion on creating sustainable supply chains, and the Arkansas Council on Future Mobility. These are just a few examples among the many ways we hope to support innovation and drive progress in sustainable transportation technology.


ACT & ESG: An Executive Roundtable
MODERATOR: Erik Neandross CEO, GNA
• Craig Harper Chief Sustainability Officer, EVP, J.B. Hunt Transport, Inc.
• Debbie Kalish Director, Enterprise Sustainability and ESG Initiatives, American Tire
• Matt McLelland VP of Sustainability and Innovation, Covenant
• Ari Silkey Director of Amazon Transportation Services Surface Transportation

During a roundtable discussion at the Advanced Clean Transport (ACT) Expo, our chief sustainability officer talked about J.B. Hunt's sustainability efforts and how these initiatives support our mission to create the most efficient transportation network in North America.

Proxy Statement Summary

Social Matters

J.B. Hunt recognizes that operating a successful, sustainable business means acknowledging and addressing important and relevant social issues with sincerity. As a company, we support numerous initiatives in many ways that reflect the values most important to our employees, customers, and the communities where we operate. With over 37,000 J.B. Hunt employees across North America (~24,000 of which are our truck drivers), we believe our focus on safety, career development, fostering a diverse and inclusive workplace and giving back to the communities we serve are among our highest priorities.

Public Safety

Our commitment to safety, which is a cornerstone of our business, has empowered us to provide best-in-class service to our customers. Keeping the roads safe for our drivers and the motoring public is important to us as a key social responsibility and as a business concern. We train drivers extensively to understand and comply with all required safety measures. J.B. Hunt has made considerable investments in safety over the last two decades because



Our technology empowers drivers with the tools they need to stay safe on the road. We are constantly evaluating and implementing new developments in transportation safety technology.

first and foremost, it is the right thing to do, and it is an investment with almost immeasurable returns. We share the road with millions of people across the country every day, and our success depends on keeping those roads as safe as possible for everyone. In addition to complying with industry-relevant laws and mandates, J.B. Hunt makes its contribution to public road safety in a variety of ways — driver training, drug testing and investing in technologies that make drivers and equipment safer. We have continuously maintained a satisfactory safety rating from the Federal Motor Carrier Safety Administration (FMCSA) since 1992. Our out-of-service (OOS) rates for vehicle, driver and HAZMAT fall substantially below reported national averages in the FMCSA's Safety and Fitness Electronic Records (SAFER) System. In CSA (Compliance, Safety, Accountability), our 2022 safety performance falls below the threshold of FMCSA's on-road safety performance BASICs (Behavior Analysis and Safety Improvement Categories) in all categories. Public safety is further promoted through smart purchasing decisions. As new safety technologies are made available, we carefully evaluate each to determine the overall impact and benefit they could bring to our drivers, trucks and equipment.

Intermodal Conversion

J.B. Hunt leads the industry in converting OTR shipments to intermodal. We estimate the conversion of shipments from highway to rail has likely resulted in approximately 63 fewer truck-involved fatalities on our nation's highways during 2022 (using industry average fatality rate per 100 million miles).

Defensive Driving Training

J.B. Hunt drivers are certified in a nationwide defensive driving program, involving classroom and in-vehicle training. All drivers are recertified on a regular basis.

Monthly and Quarterly Safety Training

Our drivers participate in regular web-based and classroom safety training. Ongoing driver development is designed to provide additional training for drivers, as well as keep them up to date on regulatory issues and company matters.

Hair Testing

In 2006, J.B. Hunt implemented a policy requiring hair testing for the presence of controlled substances in addition to the U.S. Department of Transportation (DOT) required urine testing. In 2022, J.B. Hunt added Fentanyl to our hair testing panel. Management believes hair testing serves as a more accurate and stringent standard to base an individual's habitual drug usage and has resulted in a material reduction in unfavorable results from random and post-accident drug tests.

Automatic Onboard Recording Devices/ELDs

We began implementing automatic onboard recording devices in 2007. As an early adopter of this technology, we have seen benefits in its ability to manage compliance with hours-of-service (HOS) regulations and reduce roadside inspection violations. J.B. Hunt remains compliant with the mandate requiring electronic logging devices in commercial vehicles.

Forward Collision Warning System

Installation of forward collision warning systems on our Class 8 tractors began in 2011. Currently, 95.8% of our company Class 8 fleet is deployed with this equipment, which includes an automatic emergency braking system. We have seen a significant reduction in rear-end collision frequency and costs since implementation of these systems.

Video Recording Technology

Installation of video-recording equipment began in 2016. Currently, 99.5% of our Class 8 fleet has forward-facing cameras installed. This equipment provides lane departure warnings and enhanced radar functionalities for some systems, such as braking on stationary objects and pedestrian detection. The primary benefit of this technology is improving driver safety performance.

Right-Side Blind Spot Detection

Based on positive driver feedback from testing potential new equipment features, J.B. Hunt has begun spec'ing equipment with right-side blind spot detection. We expect this technology to aid our drivers in avoiding right lane change, sideswipe and right turn collisions.

Truckers Against Trafficking

As the eyes and ears of the road, we want to empower everyone in the transportation industry to be part of the solution to combat human trafficking. J.B. Hunt launched Truckers Against Trafficking training in 2014 and has trained over 159,900 people to recognize and report signs of human trafficking. In 2021, the two organizations led a combatting human trafficking workshop at the University of Arkansas. Additionally, the Company became a signatory of the DOT's Transportation Leaders Against Human Trafficking Pledge in 2020.

Million Mile Program

Our Million Mile Celebration has been a J.B. Hunt tradition since 2001, when we celebrate our company drivers who have reached one, two, three, four and five million accident-free miles. The company offers a safe-driving bonus, hosts several days of events and honors drivers in the Walk of Fame. Over the course of 2022, we recognized a total of 369 J.B. Hunt drivers for achieving 1, 2, 3, 4 and 5 million miles driven without a preventable accident.



We started the Million Mile program in 1996 and have recognized thousands of company drivers for achieving at least one million safe miles ever since. At our annual celebration, we roll out the red carpet and give the drivers the recognition they deserve for achieving an amazing milestone.

Proxy Statement Summary

People Matters

Despite operating over 180,000 pieces of transportation equipment, our single greatest asset is our people. J.B. Hunt strives to provide a supportive and safe work environment for its employees where diverse and innovative ideas can be fostered to solve problems and provide value-added services for our customers. In addition to our employees, our customers, vendors and the communities where we operate also share diverse backgrounds and an equally diverse range of interests and passions. J.B. Hunt puts forth its best effort to support initiatives reflecting the company values that are shared with its stakeholders. In 2022, we renamed our Human Resources teams to People teams as a reflection of our people-first thinking.

Company Giving

Traditional philanthropic strategies often times rule out organizations that do not meet certain privileged criteria. J.B. Hunt is proud to promote disruptive philanthropy, which fractures existing giving values and applies new technologies and competitive charitable models to raise awareness about exclusion within traditional philanthropic strategies. J.B. Hunt is a champion for advocating for organizations that, in the past, have not received the recognition or opportunities that they may deserve. In 2022, company and employee contributions toward J.B. Hunt's company pillars of Healthcare, Veterans, Crisis Management and Education exceeded $6.6 million.

Veterans Hiring and Support

J.B. Hunt remains committed to hiring and supporting military members. In 2020, the company achieved a six-year goal of hiring 10,000 veterans and has since pledged to hire 1,600 veterans per year. We also implemented several training and development programs, like our mentorship initiatives and our work with the Department of Defense's SkillBridge Internship program, to provide support and resources for transitioning service members and their spouses. In 2021, J.B. Hunt was one of 15 recipients of the 2021 Secretary of Defense Employer Support Freedom Award, in recognition of our exemplary support for National Guard and Reserve employees. The Company was also ranked a top Military Friendly® Employer by VIQTORY for the 16th consecutive year in 2022. It was also our ninth consecutive year participating in Wreaths Across America, where J.B. Hunt delivered approximately 287,000 wreaths to veteran cemeteries nationwide. Additionally, we participated in a VETS Employer Roundtable in Washington, D.C. at the invitation of the Department of Labor.


HONOR
SERVE
REMEMBER

During our annual Veterans Day ceremony, we heard from Richard Brahier, senior director of regional maintenance at J.B. Hunt. Richard retired from the U.S. Marine Corps in 2011 after 22 years of service and joined the J.B. Hunt team in 2020.

Employee Healthcare

J.B. Hunt is committed to supporting the health of its workforce, which includes access to high quality benefits. In 2022, our selection of resources available was expanded to support the unique needs of our people and their families. To create a better work-life balance and enhance the experience of working mothers and fathers, we introduced new maternity and parental leave options that provided more flexibility to adoptive parents, expectant mothers and spouses. We know that expanding a family can look different for everyone, so fertility-specific benefits were added to all medical plans. By connecting employees and their families with Spring Health, confidential therapy sessions, personalized mental wellness plans and medication management with in-network providers were easily available. Ensuring that all members of our team feel supported is crucial to our culture, so alternative options for short-term and long-term disability were implemented for company drivers. J.B. Hunt benefit plans comply with all applicable laws.

Office of Inclusion

J.B. Hunt actively seeks to build an inclusive workplace because we recognize the benefits that a broad spectrum of ideas, perspectives, skills, values, and beliefs bring to our operations every day. J.B. Hunt's Office of Inclusion has four pillars that guide their work (connection & wellbeing, enablement, empowerment and brand & reach) and a multi-pronged strategy (office, driver, shop/warehouse). The team works to expand and lead our Enterprise Inclusion strategy and help foster a more inclusive culture at J.B. Hunt, including the formation of the Inclusion Council. The Inclusion Council, a group of influential senior leaders from across the company with a passion for inclusion, was established in 2022. The work of this group aims to ensure that inclusion remains a key component of creating an exceptional employee experience and drives how we do business.

Information Privacy Protection Program (IP3)

J.B. Hunt's Information Privacy Protection Program (IP3) is designed to ensure the privacy of J.B. Hunt's workers, customers, vendors, and other proprietary corporate information. Its mission is to employ privacy best practices in collection, usage, storage and disposal of information in compliance with applicable regulations and to foster a culture that values privacy through awareness. All non-driver personnel are required to complete IP3 training.

Employee Resource Groups (ERGs)

Our ERGs offer opportunities for employee professional development, community engagement, and networking. We were thrilled to continue to drive inclusion in 2022 with the launch of our sixth employee resource group, CAAPITAL, Cultivating Asian American Pacific Islanders Together as Leaders. By adding this group, we're able to create a place for our Asian American and Pacific Islander employees to share ideas, experiences and mentorship.

Comprised of groups for women, Latinos, veterans, African Americans and the LGBTQIA+ community and their allies, our ERGs promote camaraderie within the workforce and allow employees with similar interests to build meaningful work relationships that drive our strategy and impact business. We have more than 4,800 members of our ERGs.



We launched our newest, sixth employee resource group, CAAPITAL, Cultivating Asian American Pacific Islanders Together as Leaders.

Elevating Employee Voices

Created in 2015, our ELEVATION initiative is a process to find, foster, and follow the ideas that make our company a better place by listening to our employees. Employees at any level, in any business group, or in any geographic location can submit ideas on any topic that they believe will make J.B. Hunt a better organization. All ideas are evaluated through a formal review process and since the program's inception, more than 25,000 ideas have been submitted with over 1,000 being selected for implementation.

Shaping the Future of the Supply Chain Through Education

In 2022, we advanced our collaboration with the Walton College of Business at the University of Arkansas. In addition to the completion of a multiyear gift to the college, the program for studying supply chain was officially named the J.B. Hunt Transport Department of Supply Chain Management. These investments are creating opportunity for the next generation within our industry and beyond.



We were thrilled to introduce the J.B. Hunt Transport Department of Supply Chain Management at the University of Arkansas.

Proxy Statement Summary

J.B. Hunt and Walton College have worked closely together since the department was established, beginning with the J.B. Hunt Supply Chain University in 2014. In 2017 the two, along with the University of Arkansas College of Engineering created the J.B. Hunt Innovation Center of Excellence, made possible through a $2.75 million grant from J.B. Hunt. The combined effort brought researchers and students together with J.B. Hunt employees to develop solutions through innovative design and technology. In 2020, the two announced a $2.25 million collaboration to increase awareness of inclusion and diversity in transportation and logistics, and last year, J.B. Hunt created a $1 million endowed scholarship fund to encourage students to pursue supply chain careers and contribute to the college's diverse educational environment.

Appreciation Bonuses to Frontline Employees

Our drivers and frontline employees go the extra mile to honor our commitments and meet the needs of customers. To express our gratitude, J.B. Hunt awarded nearly $9 million total in appreciation bonuses to full-time company drivers and full-time hourly maintenance and office employees as a way to recognize the contributions of these employees throughout 2022. In 2021, J.B. Hunt provided nearly $10 million in appreciation bonuses to company drivers, maintenance technicians and full-time hourly employees.

Career and Personal Development

J.B. Hunt provides many opportunities for career growth and professional development. In 2022, we implemented an expansive online library of courses from LinkedIn Learning, an industry leader in online training. This is in addition to our tuition reimbursement program, which allows employees to pursue relevant degree programs from accredited colleges or universities without. For employees or members of their families seeking to attain their CDL-A license, J.B. Hunt provides access to a CDL Tuition Assistance Program, allowing them to pursue a role as part of our fleet of world class drivers. With tuition reimbursement opportunities for full-time employees to paid internships, we're proud to support development opportunities for our employees.

J.B. Hunt Scholarship Program for Families

We are proud to have launched our J.B. Hunt Scholarship Program for Families, which awarded a total of $250,000 in scholarships to 100 children and grandchildren of our employees from 60 locations across the country. The application-based scholarship program is available to dependent children or grandchildren of J.B. Hunt employees who currently attend or plan to attend an accredited two or four-year college, trade school or vocational school. Awards are renewable each year for up to four years as long as the recipient maintains a 2.5 GPA and full-time enrollment. Applications are open to family members of J.B. Hunt employees (director level and below) who have been employed by the company for at least one year.

Governance Highlights

We believe that good corporate governance helps to ensure the Company is managed for the long-term benefit of all of our stakeholders and accordingly observe the following key corporate governance principles:

Director Independence

The Company maintains a Board of Directors comprised of a majority of individuals who satisfy the criteria for independence under the Nasdaq listing standards.

Lead Director and Independent Director Executive Sessions

Independent directors generally meet in executive session as part of each regularly scheduled Board meeting, with the position of Independent Lead Director being established to direct these executive sessions and authority to call additional meetings of independent directors as deemed necessary.

Board Committees
The Company requires all committees of the Board be comprised solely of independent directors, and formal charters have been established outlining the purpose, composition, and responsibility of each committee, with all having authority to retain outside, independent advisors and consultants as needed.

Board Qualifications
The Board has established qualification guidelines for director nominees and performs continual evaluation of current director performance and qualifications.

Board Attendance and Overboarding
The Board has adopted formal Corporate Governance Guidelines, including director attendance expectations and requires limitations and preapproval of director membership on other corporate boards.

Board Diversity
The Board maintains diversity in both gender and ethnic representation by identifying nominees whose backgrounds, attributes and experiences taken as a whole will contribute to the high standards of Board service to the Company.

Code of Conduct
The Company has adopted a formal Code of Ethical and Professional Standards applicable to all directors, officers and employees of the Company.

Summary of Nominated Directors

DIRECTOR TENURE
0-10:
11-20:
21+:

DIRECTOR AGE
<60:
60-65:
66-69:
70-72:

DIVERSITY
22% Women Directors
Women:
Men:
Minority:
LGBTQIA+:

OTHER CURRENT PUBLIC COMPANY BOARDS
Average Board Position: < 1
0 Boards:
1 Board:

BOARD SIZE AND INDEPENDENCE
5 Directors are independent
4 are not independent

BOARD COMPOSITION
- All Committees comprised of independent directors
- Separate Board Chairman and CEO positions
- Lead independent director

MEETING ATTENDANCE
All directors attended all of the board meetings and committee meetings on which each served. There were 5 Board meetings and 15 committee meetings in 2022.

Proxy Statement Summary

J.B. Hunt operates in a highly competitive industry which requires an intense focus on continuous improvement across all aspects of the business. From introducing innovative and disruptive technologies that drive efficiencies in operations, to championing for enhancements to industry safety standards, we remain committed to our mission to create the most efficient transportation network in North America. In 2022, J.B. Hunt is proud to have been recognized with the following:

Recognitions

- Named Top Food Chain Provider by Food Chain Digest
- Named Top 100 3PL for the thirteenth consecutive year by Inbound Logistics
- Named Top 100 Trucker by Inbound Logistics for thirteenth consecutive year
- Received multiple Quest for Quality Awards from Logistics Management
- Ranked 1st on Transport Topics Top Dedicated Contract Carriers
- Ranked 5th on Transport Topics Top 100 Logistics Companies
- Ranked 4th on the Transport Topics' Top 100 List of Largest For-Hire Carriers
- Named Top 3PL & Cold Storage Provider from Food Logistics for tenth time
- Named to the FreightTech 25 list for 2022 by FreightWaves
- Ranked 2nd on Investor's Business Daily's Best ESG Companies list for 2022
- Named one of the World's Most Admired Companies 2022 by Fortune Magazine
- Named one of America's Best Employers for Diversity 2022 by Forbes
- Named one of America's Best In-State Employers 2022 by Forbes
- Named one of the Most Admired Arkansas Companies 2022 by Arkansas Money & Politics
- Recognized again as a Top Company for Women to Work for in Transportation by Women In Trucking
- Named Military Friendly Employer by VIQTORY for sixteenth consecutive year
- Recognized for our sustainability efforts as part of BNSF's 2022 Sustainability Awards
- Received Norfolk Southern Thoroughbred Sustainability Partner Award
- Named Top 75 Green Supply Chain Partner (G75) for twelfth consecutive year by Inbound Logistics

Proposal Number One

Election of Directors

Our Board nominates Francesca M. Edwardson, Wayne Garrison, Sharilyn S. Gasaway, Thad Hill, Bryan Hunt, Persio Lisboa, John N. Roberts, III, James L. Robo, and Kirk Thompson as directors to hold office for a term of one year, expiring at the close of the 2024 Annual Meeting of Stockholders or until their successors are elected and qualified or until their earlier resignation or removal. The Board believes that these director nominees are well-qualified and experienced to direct and manage the Company's operations and business affairs and will represent the interests of the stockholders as a whole. Biographical information on each of these nominees is set forth below in "Nominees for Director."

Three of our current directors, Douglas G. Duncan, Gary C. George, and Gale V. King, will not stand for re-election to the Board upon the expiration of their terms at the 2023 Annual Meeting. The Board has reduced the number of director positions to nine, effective upon the election of directors at the Annual Meeting, and has nominated Persio Lisboa as a candidate to fill the resulting open position. If any director nominee becomes unavailable for election, which is not anticipated, the named proxies will vote for the election of such other person as the Board may nominate, unless the Board resolves to reduce the number of directors to serve on the Board and thereby reduce the number of directors to be elected at the Annual Meeting.



The Board of Directors unanimously recommends a vote FOR each of the director nominees listed herein

INFORMATION YOU NEED TO MAKE AN INFORMED DECISION

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Number of Directors and Term of Directors and Executive Officers

The Second Amended and Restated Bylaws of J.B. Hunt Transport Services, Inc., as amended (the Bylaws), provide that the number of directors shall not be less than three or more than 12, with the exact number to be fixed by the Board. In 2022, the Board consisted of eleven directors. On February 8, 2023, the Board voted to reduce the number of directors constituting the whole Board to nine directors, effective upon the election of directors at the 2023 Annual Meeting. Directors serve a term of one year from their election date to the Annual Meeting.

Directors are elected by a majority of votes cast with respect to each director, provided that the number of nominees does not exceed the number of directors to be elected.

At the Company's Annual Meeting, the stockholders of the Company elect successors for directors whose terms have expired. The Board elects members to fill new membership positions and vacancies in unexpired terms on the Board. No director will be eligible to stand for re-election or be elected to a vacancy once he or she has reached 72 years of age. Executive officers are elected by the Board and hold office until their successors are elected and qualified or until their earlier death, retirement, resignation, or removal.

NOMINEES FOR DIRECTOR

Terms expire 2024



Francesca M. Edwardson

Age: 65

Director Since: 2011

Committees Upon Election: Audit Committee, Nominating and Corporate Governance Committee

Principal Occupation: American Red Cross of Chicago and Northern Illinois (retired)

Recommendation: The Board has determined that Ms. Edwardson continues to qualify to serve as a Director of the Company based on her lengthy and successful experience in both the transportation industry and legal environment, which provide respected insight and guidance to both the Board and management.

Experience: Ms. Edwardson retired as the Chief Executive Officer of the American Red Cross of Chicago and Northern Illinois, a business unit of the American Red Cross, in 2016, a position she held since 2005. She previously served as Senior Vice President and General Counsel for UAL Corporation, a predecessor company to United Airlines Holdings, Inc. She has also been a partner in the law firm of Mayer Brown and the Executive Director of the Illinois Securities Department. Ms. Edwardson is a graduate of Loyola University in Chicago, Illinois, holding degrees in economics and law.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): Duluth Holdings, Inc. (Chair of Compensation Committee)

Other Directorships – Private Organizations: Rush University Medical Center, Lincoln Park Zoo (Chair of Nominating Committee, Board Chair- Elect)

Family Relationships: None



Wayne Garrison

Age: 70

Director Since: 1981

Committees Upon Election: None

Principal Occupation: J.B. Hunt Transport Services, Inc. (retired)

Recommendation: The Board has determined that Mr. Garrison's extensive experience in the industry and over 40 years with J.B. Hunt in multiple roles provides invaluable experience to the board and stockholders, qualifying him to continue to serve as a Director of the Company.

Experience: Mr. Garrison served as Chairman of the Board of the Company from 1995 to December 31, 2010, and continues to serve as a member of the Board of Directors. Joining the Company in 1976 as Plant Manager, Mr. Garrison has also served as Vice President of Finance in 1978, Executive Vice President of Finance in 1979, President in 1982, Chief Executive Officer in 1987 and Vice Chairman of the Board from January 1986 until May 1991.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): None

Other Directorships – Private Organizations (Prev. 5 Yrs.): None

Family Relationships: None



Sharilyn S. Gasaway

Age: 54

Director Since: 2009

Committees Upon Election: Audit Committee (Chair), Executive Compensation Committee, Nominating and Corporate Governance Committee

Principal Occupation: Alltel Corp. (retired)

Recommendation: The Board has determined that Ms. Gasaway's experience in accounting, finance, mergers and acquisitions, and regulatory matters, all gained through her extended tenures within the financial environment, which provide unquestionable value to the Company, qualify her to continue to serve as a Director of the Company.

Experience: Ms. Gasaway served as Executive Vice President and Chief Financial Officer of Alltel Corp., the Little Rock, Arkansas-based Fortune 500 wireless carrier, from 2006 to 2009. She was part of the executive team that spearheaded publicly traded Alltel's transition through the largest private equity buyout in the telecom sector and was an integral part of the successful combination of Alltel and Verizon. She also served as Alltel's Corporate Controller and Principal Accounting Officer from 2002 to 2006. Joining Alltel in 1999, she served as Director of General Accounting, Controller, and Vice President of Accounting and Finance. Prior to joining Alltel, she worked for eight years at Arthur Andersen LLP. Ms. Gasaway has a degree in accounting from Louisiana Tech University and is a Certified Public Accountant.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): Genesis Energy, LP (Chair of Audit Committee), Waddell & Reed Financial, Inc. (Chair of Audit Committee) (No longer publicly traded)

Other Directorships – Private Organizations (Prev. 5 Yrs.): Louisiana Tech University Foundation, Louisiana Tech University College of Business Advisory Board, Arkansas Children's, Inc., Arkansas Children's Foundation

Family Relationships: None



Thad (John B., III) Hill

Age: 55

Director Since: 2021

Committees Upon Election: Executive Compensation Committee (Chair), Nominating and Corporate Governance Committee

Principal Occupation: Calpine Corporation

Recommendation: The Board has determined that Mr. Hill's expertise in financial and capital markets and experience leading a diverse and geographically dispersed workforce qualify him to serve as a Director of the Company.

Experience: Mr. Hill is President and Chief Executive Officer for Calpine Corporation (Calpine), one of the nation's largest independent competitive power companies, operating power plants and retail businesses in 22 states and Ontario, Canada. Mr. Hill has led Calpine since 2014, when he was promoted from President and Chief Operating Officer to his current position. Prior to joining Calpine, he was Executive Vice President of NRG Energy and President of NRG Texas, where he was responsible for NRG's largest regional business. Mr. Hill received his bachelor of arts degree from Vanderbilt University magna cum laude and his master of business administration degree from the Amos Tuck School of Dartmouth College, where he was elected an Edward Tuck Scholar.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): Calpine Corporation (No longer publicly traded)

Other Directorships – Private Organizations (Prev. 5 Yrs.): Amos Tuck School of Dartmouth College, Episcopal High School, Greater Houston Partnership

Family Relationships: None

Proposal 1
Election of Directors



Bryan Hunt

Age: 64

Director Since: 1991

Committees Upon Election: None

Principal Occupation: Hunt Automotive Group

Recommendation: The Board has determined that Mr. Hunt's historical and current knowledge of the company and valuable contributions to the Board of J.B. Hunt since 1991 continue to qualify him to serve as a Director of the Company.

Experience: Mr. Hunt served as an employee of the Company from 1983 through 1997. He is the Managing Member of Progressive Car Finance, a private company that provides financing for automobile dealers; and 71B Auto Auction and 71B Mobile Auto Auction, both private companies engaged in the auction of automobiles, trucks, boats, and other motor vehicles to dealers and the general public in Arkansas and Kansas. A graduate of the University of Arkansas, he has degrees in marketing and transportation.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): None

Other Directorships – Private Organizations (Prev. 5 Yrs.): The New School

Family Relationships: Son of co-founders J.B. and Johnelle Hunt



Persio Lisboa

Age: 57

New Director Candidate

Committees Upon Election: Audit Committee, Nominating and Corporate Governance Committee

Principal Occupation: Navistar, Inc. (retired)

Recommendation: The Board has determined that Mr. Lisboa's business and financial expertise and experience leading a large global company qualify him to serve as a Director of the Company.

Experience: Mr. Lisboa retired as President and CEO of Navistar, Inc., a global original equipment manufacturer in the transportation industry in October 2021. Prior to his ultimate leadership role of the company, Mr. Lisboa's 35-year career with Navistar included management positions in sales and marketing, manufacturing, supply chain, and procurement within both domestic and international operations. Mr. Lisboa is a graduate of Pontifícia Universidade Católica de São Paulo where he received a Bachelor of Science degree in business administration with a marketing specialization.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): James Hardie Industries plc (Chairman of Remuneration Committee), Broadwind Energy, Inc.

Other Directorships – Private Organizations (Prev. 5 Yrs.): None

Family Relationships: None



John N. Roberts, III

Age: 58

Director Since: 2010

Committees Upon Election: None

Principal Occupation: J.B. Hunt Transport Services, Inc.

Recommendation: The Board has determined that Mr. Roberts continues to qualify to serve as a Director of the Company based on his continual success while serving as the Company's current Chief Executive Officer.

Experience: Mr. Roberts is the Company's Chief Executive Officer, a role he has held since 2010. A graduate of the University of Arkansas, he served as Chief Executive Officer and President of the Company from 2010 to 2022 and as Executive Vice President and President of Dedicated Contract Services from 1997 to December 31, 2010. Joining the Company in 1989, he began his career as a Management Trainee and subsequently served as an EDI Services Coordinator, Regional Marketing Manager for the Intermodal and Truckload business units, Business Development Executive for DCS, and Vice President of Marketing Strategy for the Company.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): None

Other Directorships – Private Organizations (Prev. 5 Yrs.): Federal Reserve Bank of St. Louis, Arkansas Children's Northwest

Family Relationships: None



James L. Robo

Age: 60

Director Since: 2002

Committees Upon Election: Nominating and Corporate Governance Committee (Chair), Executive Compensation Committee, Independent Lead Director

Principal Occupation: Private Investor

Recommendation: The Board has determined that Mr. Robo's financial expertise, leadership experience, and business experience gained through his leadership of a large complex corporation, qualify him to continue to serve as a Director of the Company.

Experience: Mr. Robo is a private investor and former Chairman and Chief Executive Officer of NextEra Energy, Inc., a leading clean energy company, and NextEra Energy Partners, LP, a growth-oriented limited partnership formed by NextEra Energy, Inc. to acquire, manage, and own contracted clean energy projects. Prior to joining NextEra Energy in 2002, Mr. Robo spent ten years at General Electric Company, serving as President and Chief Executive Officer of GE Mexico from 1997 until 1999 and as President and Chief Executive Officer of the GE Capital TIP/Modular Space division from 1999 until February 2002. From 1984 through 1992, Mr. Robo worked for Mercer Management Consulting. He received a BA summa cum laude from Harvard College and an MBA from Harvard Business School, where he was a Baker Scholar.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): NextEra Energy, Inc., NextEra Energy Partners, LP

Other Directorships – Private Organizations (Prev. 5 Yrs.): Kayne Anderson BDC, Inc. (Chairman)

Family Relationships: None

Proposal 1
Election of Directors



Kirk Thompson

Age: 69

Director Since: 1985

Committees Upon Election: None

Principal Occupation: J.B. Hunt Transport Services, Inc.

Recommendation: The Board has determined that Mr. Thompson's extensive experience in the industry and nearly 50 years with J.B. Hunt in multiple roles provides invaluable experience to the organization and qualify him to continue to serve as a Director of the Company.

Experience: Mr. Thompson is the Company's Chairman of the Board. He served as President and Chief Executive Officer from 1987 to December 31, 2010. A graduate of the University of Arkansas and a Certified Public Accountant, Mr. Thompson joined the Company in 1973. He served as Vice President of Finance from 1979 until 1984, Executive Vice President and Chief Financial Officer until 1985, and President and Chief Operating Officer from 1986 until 1987, when he was elected President and Chief Executive Officer.

Other Directorships - Publicly Held Companies (Prev. 5 Yrs.): Rand Logistics, Inc. (No longer publicly traded)

Other Directorships – Private Organizations (Prev. 5 Yrs.): None

Family Relationships: None

DIRECTOR COMPENSATION

Nonemployee Director Compensation Program

The Company pays only nonemployee directors for their services as directors. Directors who are also officers or employees of the Company are not eligible to receive any of the compensation described below.

For the annual period between the Company's 2022 and 2023 Annual Meetings, compensation for nonemployee directors serving on the Board was as follows:

- an annual retainer of $255,000 paid in Company stock, cash or any combination thereof
- an annual retainer of $20,000, paid in cash, to each member of the Audit Committee
- an annual retainer of $15,000, paid in cash, to each member of the Executive Compensation Committee
- an annual retainer of $10,000, paid in cash, to each member of the Nominating and Corporate Governance Committee
- an additional annual retainer of $25,000, paid in cash, to the Audit Committee Chairperson
- an additional annual retainer of $25,000, paid in cash, to the Executive Compensation Committee Chairperson
- an additional annual retainer of $10,000, paid in cash, to the Nominating and Corporate Governance Committee Chairperson

In January 2023, the Executive Compensation Committee reviewed a summary of various compensation packages awarded to directors of the Company's peer group compiled by Meridian Compensation Partners, LLC. Based on this review, the Executive Compensation Committee recommended and the Board of Directors approved the following compensation for the annual period beginning after our 2023 Annual Meeting:

- an annual retainer of $267,500 paid in Company stock, cash or any combination thereof
- an annual retainer of $20,000, paid in cash, to each member of the Audit Committee
- an annual retainer of $15,000, paid in cash, to each member of the Executive Compensation Committee
- an annual retainer of $10,000, paid in cash, to each member of the Nominating and Corporate Governance Committee
- an additional annual retainer of $25,000, paid in cash, to the Audit Committee Chairperson
- an additional annual retainer of $25,000, paid in cash, to the Executive Compensation Committee Chairperson
- an additional annual retainer of $10,000, paid in cash, to the Nominating and Corporate Governance Committee Chairperson
- an annual retainer of $25,000 paid in cash to the Independent Lead Director

Process for Reviewing and Setting Nonemployee Director Compensation

The Executive Compensation Committee reviews the adequacy and competitiveness of the nonemployee director compensation program annually and makes recommendations to the full Board for approval. Each year, the Committee directs its compensation consultant to provide an independent assessment of the Company's nonemployee director compensation program. The consultant analyzes and compares the Company's program against the same peer group used to benchmark executive officer compensation (see page 54 for further details about the peer group). The Committee targets total nonemployee director compensation levels at a competitive range of peer group total compensation. The Committee also considers total aggregate Board compensation and other factors when making recommendations to the Board for approval.

Proposal 1
Election of Directors

Chairman of the Board

The role of Chairman of the Board is an employed executive position of the Company. Therefore, the Chairman of the Board participates in all primary compensation components available to executive officers of the Company as discussed in our Compensation Discussion and Analysis of this Proxy Statement, with the exception of short-term cash incentive awards and long-term equity incentive awards. He does not receive any director fees for his service on the Company's Board of Directors.

Board of Director Compensation Paid in Calendar Year 2022

Board Member	Salary ($)	Fees Paid in Cash ($)	Fees Paid in Stock ($)	Restricted Share or Stock Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Douglas G. Duncan	—	221,250	63,725	—	—	—	—	284,975
Francesca M. Edwardson	—	30,000	254,901	—	—	—	—	284,901
Wayne Garrison	—	255,000	—	—	—	—	—	255,000
Sharilyn S. Gasaway	—	70,000	254,901	—	—	—	—	324,901
Gary C. George	—	35,000	254,901	—	—	—	—	289,901
Thad Hill	—	25,000	254,901	—	—	—	—	279,901
Bryan Hunt	—	255,000	—	—	—	—	—	255,000
Gale V. King	—	25,000	254,901	—	—	—	—	279,901
James L. Robo	—	50,000	254,901	—	—	—	—	304,901
Kirk Thompson	421,539	—	—	—	—	—	15,753[(1)]	437,292

(1) Includes $9,170 taxable allowance for financial counseling services, $260 taxable personal administrative support, and $6,323 Company contributions to 401(k) plan.

Each nonemployee member of the Board had the choice of receiving his or her annual retainer of $255,000 in Company stock, cash, or any combination thereof. Those directors choosing to receive their full retainer in Company stock received 1,460 shares based on the $174.59 closing market price on April 28, 2022. Douglas Duncan elected to receive 25% of his retainer in stock, totaling 365 shares based on the closing market price shown above. Wayne Garrison and Bryan Hunt elected to receive their annual retainer in cash.

To more closely align his or her interests with those of the stockholders, each Board member is required to own three times his or her estimated annual compensation in Company stock within five years of his or her initial stockholder election to the Board. All Board members comply with this requirement.

Nonemployee members of the Board did not participate in either a company-sponsored pension or deferred compensation plan in calendar year 2022.



› Executive Officers of The Company

Jennifer R. Boattini, 50, joined the Company in 2006 as Director of Litigation and Contract Management and currently serves as Senior Vice President of Legal and Litigation and General Counsel. She also serves as the Company's Corporate Secretary.

Kevin Bracy, 52, joined the Company in 1998 as a Financial Analyst and currently serves as Senior Vice President of Finance and Treasurer.

Darren Field, 52, joined the company in 1994 as a Night Dispatcher and currently serves as President of Intermodal and Executive Vice President.

Spencer Frazier, 52, joined the Company in 1992 as a Management Trainee and currently serves as Executive Vice President of Sales & Marketing.

Craig Harper, 65, joined the Company in 1992 as Vice President of Marketing and currently serves as Chief Sustainability Officer and Executive Vice President. Prior to joining the Company, he worked for Rineco Chemical Industries as its Chief Executive Officer.

Bradley Hicks, 50, joined the Company in 1996 as a Management Trainee and currently serves as President of Highway Services and Executive Vice President of People.

Nicholas Hobbs, 60, joined the Company in 1984 as a Management Trainee and currently serves as Chief Operating Officer, President of Contract Services, and Executive Vice President.

David Keefauver, 50, joined the Company in 1995 as a Management Trainee and currently serves as Executive Vice President of Dedicated Contract Services.

John Kuhlow, 52, joined the Company in 2006 as Assistant Corporate Controller and currently serves as Chief Financial Officer, Chief Accounting Officer, and Executive Vice President. Prior to joining the Company, he was a Senior Audit Manager for KPMG LLP. Mr. Kuhlow is a Certified Public Accountant.

Eric McGee, 49, joined the Company in 1998 as a National Account Service Monitor and currently serves as Executive Vice President of Highway Services.

Stuart Scott, 56, joined the Company in 2016 as Chief Information Officer and Executive Vice President. Prior to joining the Company, he served as Chief Information Officer (CIO) at Tempur-Sealy International, CIO at Microsoft, and CIO for various General Electric businesses.

Shelley Simpson, 51, joined the Company in 1994 as an hourly Customer Service Representative and currently serves as the Company's President.

Brian Webb, 54, joined the Company in 2002 as a Business Development Executive and currently serves as Executive Vice President of Final Mile Services.



› Security Ownership of Management

The following table sets forth the beneficial ownership of the Company's common stock as of February 21, 2023, by each of its current and nominated directors, the Named Executive Officers (the NEOs), and all other executive officers and directors as a group. Unless otherwise indicated in the footnotes below, "beneficially owned" means the sole or shared power to vote or direct the voting of a security or the sole or shared power to dispose or direct the disposition of a security.

Owner	Number of Shares Beneficially Owned Directly [1]	Number of Shares Beneficially Owned Indirectly [2]	Percent of Class (%) [3]
Douglas G. Duncan	11,626	2,600	*
Francesca M. Edwardson	25,737	—	*
Darren Field	21,452	—	*
Wayne Garrison	1,184,744	—	1.1
Sharilyn S. Gasaway	26,200	265	*
Gary C. George	25,162	994,799 [4]	1.0
Thad Hill	2,904	—	*
Nicholas Hobbs	101,263	168	*
Bryan Hunt	70,697	—	*
Gale V. King	4,019	—	*
John Kuhlow	19,061	—	*
Persio Lisboa	—	—	*
John N. Roberts, III	287,411	—	*
James L. Robo	50,640	—	*
Shelley Simpson	101,913	49,311	*
Kirk Thompson	35,038	—	*
All executive officers and directors as a group (25)	2,152,106	1,055,388	3.1

J.B. HUNT TRANSPORT SERVICES, INC. Proxy Statement

*Less than 1 percent

(1) Includes shares owned by the director or executive officer that are:
    (a) held in a 401(k) or deferred compensation account
    (b) held in trusts for the benefit of an immediate family member for which the director or executive officer is the trustee
    (c) pledged shares and corresponding outstanding loan balances are as shown below:

	Pledged Shares	Outstanding Balance
Darren Field	6,000	$325,000
John Kuhlow	2,665	$70,000
John N. Roberts, III	217,028	$6,877,627
Kirk Thompson	8,000	$600,000
All executive officers and directors as a group	241,292	$8,407,627

  Our share pledging policy is further discussed in the Stock Pledging section of the Compensation Discussion and Analysis on page 57.

(2) Indirect beneficial ownership includes shares owned by the director or executive officer:
    (a) as beneficiary or trustee of a personal trust
    (b) by a spouse or as trustee or beneficiary of a spouse's trust
    (c) held in trusts for the benefit of an immediate family member for which the director or executive officer's spouse is the trustee
    (d) in a spouse's retirement account

(3) Calculated on the basis of 103,770,366 shares of common stock outstanding of the Company on February 21, 2023.

(4) The reporting person disclaims beneficial ownership of these shares, which are held in limited partnerships or trusts. This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 16 or for any other purposes.



› Corporate Governance

We believe that good corporate governance helps to ensure that the Company is managed for the long-term benefit of our stockholders. We continually review and consider our corporate governance policies and practices, the SEC's corporate governance rules and regulations, and the corporate governance listing standards of NASDAQ, the stock exchange on which our common stock is traded. Key corporate governance principles observed by the Board and Company include:

- maintaining a Board composed of a majority of directors who satisfy the criteria for independence under the NASDAQ listing standards,
- establishment of the position of Independent Lead Director,
- utilization of independent director executive session meetings,
- requiring that all committees of the Board be comprised solely of independent directors,
- establishment of formal charters outlining the purpose, composition, and responsibility of each committee of the Board,
- granting authority to all committees of the Board to retain outside, independent advisors and consultants as needed,
- establishment of qualification guidelines for director nominees,
- continual evaluation of current director performance and qualifications,
- limitation and preapproval of director membership on other corporate boards,
- maintaining Board diversity in both gender and ethnic representation,
- review of the Company's plan for succession of management,
- adoption of Corporate Governance Guidelines, including director attendance expectations, and
- adoption of a formal Code of Ethical and Professional Standards applicable to all directors, officers, and employees of the Company.

You can access and print the Charters of our Audit Committee, Executive Compensation Committee, and Nominating and Corporate Governance Committee (Corporate Governance Committee), as well as our Corporate Code of Ethical and Professional Standards for Directors, Officers and Employees, Whistleblower Policy, and other Company policies and procedures required by applicable law, regulation, or NASDAQ corporate governance listing standards on the "Corporate Governance" page of the "Corporate Responsibility" section of our website at jbhunt.com. Additionally, you can request copies of any of these documents by writing to our Corporate Secretary at the following address:

J.B. Hunt Transport Services, Inc.
Attention: Corporate Secretary
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745

Director Independence

The Board is composed of a majority of directors who satisfy the criteria for independence under the NASDAQ corporate governance listing standards. In determining independence, each year the Board affirmatively determines, among other items, whether the directors have no material relationship with the Company or any of its subsidiaries pursuant to the NASDAQ corporate governance listing standards. When assessing the "materiality" of a director's relationship with the Company, if any, the Board considers all relevant facts and circumstances, not merely from the director's standpoint, but from that of the persons or organizations with which the director has an affiliation and the frequency or regularity of the services, whether the services are being carried out at arm's length in the ordinary course of business, and whether the services are being provided substantially on the same terms to the Company as those prevailing at the time from unrelated parties for comparable transactions. Material relationships can include commercial, banking, industrial, consulting, legal, accounting, charitable, and familial relationships. The Board also considers any other relationship that could interfere with the exercise of independence or judgment in carrying out the duties of a director.

Applying these independence standards, the Board has determined that Francesca M. Edwardson, Sharilyn S. Gasaway, Thad Hill, Persio Lisboa, and James L. Robo are all independent. After due consideration, the Board has determined that none of these current or nominated nonemployee directors have a material relationship with the Company or any of its subsidiaries (either directly or indirectly as a partner, stockholder, or officer of any organization that has a relationship with the Company or any of its subsidiaries) and that they all meet the criteria for independence under the NASDAQ corporate governance listing standards.

Risk Management and Oversight

As previously described in their biographies, current members and director nominees of our Board represent diverse backgrounds of business and academic experience. The Board, as a whole, performs the risk oversight of the Company and does not assign the task or responsibility to any one member or a committee. Therefore, the Board believes that the current and nominated members each possess unique yet complementary experiences and backgrounds that create diverse points of view, opinions, personalities, and management styles that allow for the proper risk management and oversight of the Company.

Independent Lead Director

The Board has established the position of Independent Lead Director, to which James L. Robo was appointed. The Independent Lead Director directs the executive sessions of independent directors at the Board meetings at which the Chairman is not present and has authority to call meetings of independent directors. The Independent Lead Director facilitates communication between the Chairman, the CEO, and the independent directors, as appropriate, and performs such other functions as the Board directs.

Independent Director Meetings

Independent directors generally meet in executive session as part of each regularly scheduled Board meeting, with discussion led by the Independent Lead Director.

Corporate Governance

Director Recommendations by Stockholders

In addition to recommendations from Board members, management, or professional search firms, the Corporate Governance Committee will consider director candidates properly submitted by stockholders who individually or as a group have beneficially owned at least 2% of the outstanding shares of the Company's common stock for at least one year from the date the recommendation is submitted. For director candidate recommendations to be included in the annual proxy statement, stockholders must submit recommendations in writing by certified mail to the Company's Corporate Secretary delivered not less than 120 days prior to the first anniversary of the date of the Proxy Statement relating to the Company's previous Annual Meeting. Accordingly, for the 2024 Annual Meeting of Stockholders, director candidates must be submitted to the Company's Corporate Secretary on or before November 17, 2023. Director candidates submitted by stockholders must contain at least the following information:

- the name and address of the stockholder or group of stockholders making the recommendation (Recommending Stockholder),
- the number of shares of the Company's common stock beneficially owned by the Recommending Stockholder and the dates such shares were purchased,
- if the Recommending Stockholder is not the registered holder of such shares, proof of beneficial ownership of such shares in compliance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended,
- the name, age, business address, and residence of the recommended director candidate (Candidate),
- the principal occupation or employment of the Candidate for the past five years,
- a description of the Candidate's qualifications to serve as a director, including financial expertise and why the Candidate does or does not qualify as "independent" under the NASDAQ corporate governance listing standards,
- the number of shares of the Company's common stock beneficially owned by the Candidate, if any, and
- a description of the arrangements or understandings between the Recommending Stockholder and the Candidate, if any, or any other person pursuant to which the Recommending Stockholder is making the recommendation.

In addition, the Recommending Stockholder and the Candidate must submit, with the recommendation, a signed statement agreeing and acknowledging that:

- the Candidate consents to being a director candidate and, if nominated and elected, he or she will serve as a director representing all of the Company's stockholders in accordance with applicable laws and the Company's Articles of Incorporation and Bylaws,
- the Candidate, if elected, will comply with the Company's Corporate Governance Guidelines and any other applicable rules, regulations, policies, or standards of conduct applicable to the Board and its individual members,
- the Recommending Stockholder will maintain beneficial ownership of at least 2% of the Company's issued and outstanding common stock through the date of the Annual Meeting for which the Candidate is being recommended for nomination and that, upon the Candidate's nomination and election to the Board, the Recommending Stockholder intends to maintain such ownership throughout the Candidate's term as director, and
- the Recommending Stockholder and the Candidate will promptly provide any additional information requested by the Corporate Governance Committee and/or the Board to assist in the consideration of the Candidate, including a completed and signed Questionnaire for Directors and Officers on the Company's standard form and an interview with the Corporate Governance Committee or its representative.

For a complete list of the information that must be included in director recommendations submitted by stockholders, please see the "Directorship Guidelines and Selection Policy" on the "Corporate Governance" page of the "Corporate Responsibility" section of our website at jbhunt.com. The Corporate Governance Committee will consider all Candidates submitted through its established processes and will evaluate each of them, including incumbents, based on the same criteria. In the event a Candidate of a Recommending Stockholder is subsequently nominated by the Corporate Governance Committee and the Board, included in the Company's Proxy Statement, and does not receive at least 25% of the votes cast in the related election of Directors, the Candidate is prohibited from again serving as a Candidate for four years from the date of the annual meeting in question.

If a stockholder desires to nominate a director candidate for election at the Annual Meeting but does not intend to recommend the candidate for consideration by the Corporate Governance Committee and inclusion in the Company's proxy materials for the Annual Meeting, such stockholder must comply with the procedural and informational requirements described in Section 2.13 of the Company's Bylaws, a copy of which may be obtained upon written request to the Corporate Secretary of the Company.

The policies and procedures as set forth above are intended to provide flexible guidelines for the effective functioning of the Company's director nomination process. The Board intends to review these policies and procedures periodically and anticipates that modifications may be necessary from time to time as the Company's needs and circumstances change.

Board Composition and Director Qualifications

The Corporate Governance Committee periodically assesses the appropriate size and composition of the Board and whether any vacancies on the Board are expected. In the event that vacancies are anticipated or otherwise arise, the Corporate Governance Committee will review and assess potential director candidates. The Corporate Governance Committee utilizes various methods for identifying and evaluating candidates for director. Candidates may come to the attention of the Corporate Governance Committee through recommendations of Board members, management, stockholders, or professional search firms. Generally, director candidates should, at a minimum:

- possess relevant business and financial expertise and experience, including a basic understanding of fundamental financial statements,
- have exemplary character and integrity and be willing to work constructively with others,
- have sufficient time to devote to Board meetings and consultation on Board matters, and
- be free from conflicts of interest that violate applicable law or interfere with director performance.

In addition, the Corporate Governance Committee seeks director candidates who possess the following qualities and skills:

- the capacity and desire to represent the interests of the Company's stockholders as a whole,
- diverse backgrounds with respect to business experience, professional expertise and knowledge, individual perspectives, gender, and ethnicity that support Board dynamics and effectiveness,
- leadership experience and sound business judgment,
- accomplishments in their respective field, with superior credentials and recognition,
- experience in skillful management or oversight of a publicly held company,
- personal and professional reputation for industry, integrity, honesty, candor, fairness, and discretion,
- willingness and ability to devote sufficient time and diligence towards the fulfillment of responsibilities,
- free from any conflict of interest,

- knowledge of the critical aspects of the Company's business and operations, and
- the ability to contribute to the mix of skills, core competencies, diversity, and qualifications of the Board through expertise in one or more of the following areas:
  › accounting and finance
  › mergers and acquisitions
  › business and management
  › law
  › academia
  › strategic planning
  › investor relations
  › executive leadership development
  › executive compensation
  › service as a senior officer of, or a trusted adviser to senior management of, a publicly held company

The current and nominated independent members of the Board each possess the general skills, experience, attributes, and qualifications that make them a proper fit for the Company's Board as described above. Specific strengths and qualities possessed by each member that makes him or her eligible to serve on the Company's Board include:

Francesca M. Edwardson – business experience in the transportation industry, law, human resources, and corporate governance

Sharilyn S. Gasaway – accounting, finance, mergers and acquisitions, and regulatory experience

Thad Hill – financial expertise in capital markets and business experience managing a diverse and geographically dispersed workforce

Persio Lisboa – financial expertise and business experience leading a large global corporation in the transportation equipment industry

James L. Robo – financial expertise, leadership experience, and business experience related to equipment and the transportation industry

Messrs. Garrison, Hunt, Roberts, and Thompson, as nonindependent directors, have extensive work experience and history with the Company from its origins, which the Board believes is critical to its composition.

Overboarding

To further facilitate each director's ability to effectively serve as a member of the Board, each director is limited to serving on no more than four boards of directors of publicly held companies in total, including that of the Company. In addition, a director is required to obtain Board approval prior to joining the board of another publicly held company, which allows the Board to exercise its judgment regarding various considerations and potential conflicts of interest.

Board Diversity

As indicated by the criteria above, the Board prefers a mix of background and experience among its members. Furthermore, our current and nominated Board is diverse both in gender and ethnic representation, with more than 25% of our current and nominated members reflecting female or minority demographics. The Board does not follow any ratio or formula to determine the appropriate mix. Rather, it uses its judgment to identify nominees whose backgrounds, attributes, and experiences, taken as a whole, will contribute to the high standards of Board service to the Company. The effectiveness of this approach is evidenced by the directors' participation in insightful and robust yet mutually respectful deliberation that occurs at Board and Committee meetings.

The table below highlights the current gender identity and demographic background of the members of the Board, in compliance with Nasdaq's Listing Rule 5605:

Board Diversity Matrix (As of February 21, 2023)

Total Number of Directors: 11*

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	3	8	—	—
Part II: Demographic Background				
African American or Black	1	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	2	8	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQIA+		1		
Did Not Disclose Demographic Background		—		

* Consists of current directors, all of whom served as directors during calendar year 2022, but does not include our new director nominee, Persio Lisboa.

Board Leadership Structure

The Company split the titles, roles, and responsibilities of the Chairman of the Board and Chief Executive Officer in 1985. The Company and the Board believe that, while the duties may be performed by the same person without consequence to either Company operations or stockholders' interest, separation of duties allows the Chairman to focus more on active participation by the Board and oversight of management, while the Chief Executive Officer is better able to focus on day-to-day operations of the Company.

Corporate Governance

Communications With The Board

Stockholders and other interested parties may communicate with the Board, Board Committees, or the independent or nonmanagement directors, each as a group or any director individually, by submitting their communications in writing to the attention of the Company's Corporate Secretary. All communications must identify the recipient and author, state whether the author is a stockholder of the Company, and be forwarded to the following address via certified mail:

J.B. Hunt Transport Services, Inc.
Attention: Corporate Secretary
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745

The directors of the Company have instructed the Corporate Secretary not to forward to the intended recipient any communications that are reasonably determined in good faith by the Corporate Secretary to relate to improper or irrelevant topics or that are substantially incomplete.

Board Meetings and Annual Meeting Attendance

The Board held five scheduled meetings during the 2022 calendar year. All directors attended all of the Board meetings and committee meetings on which each served during 2022, and all members of the Board attended the 2022 Annual Meeting of Stockholders. The Company has adopted Corporate Governance Guidelines which stress the importance of attendance, director preparedness, and active and effective participation at Board and Board Committee meetings.

Board Committees

Standing committees of the Board include the Audit, Compensation, and Corporate Governance committees. Committee members are elected annually by the Board and serve until their successors are elected and qualified or until their earlier death, retirement, resignation, or removal.

The following table summarizes the membership of the Board and each of its committees and the number of times each met during calendar year 2022:

Director	Audit	Compensation	Corporate Governance
Douglas G. Duncan	X		X
Francesca M. Edwardson	X		X
Sharilyn S. Gasaway	Chair	X	X
Gary C. George		X	Chair
Thad Hill		X	X
Gale V. King		X	X
James L. Robo		Chair	X
Number of Meetings in 2022	9	3	3

Douglas G. Duncan, Gary C. George, and Gale V. King will not stand for re-election to the Board upon the expiration of their current terms at the 2023 Annual Meeting, and the number of director positions constituting the whole Board will reduce to nine directors, effective upon election of directors at the Annual Meeting. The Board has nominated Persio Lisboa as a candidate to fill the open director position on the Board. On January 19, 2023, the Corporate Governance Committee recommended, and the Board approved, the following committee assignments for the annual period beginning after our 2023 Annual Meeting:

Director	Audit	Compensation	Corporate Governance
Francesca M. Edwardson	X		X
Sharilyn S. Gasaway	Chair	X	X
Thad Hill		Chair	X
Persio Lisboa	X		X
James L. Robo		X	Chair

AUDIT COMMITTEE

Under the terms of its charter, the Audit Committee oversees the Company's accounting and financial reporting processes, internal audit functions and risk management policies and practices, and the audit of the Company's financial statements and internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee relies on the expertise and knowledge of the Company's management, internal auditors, and the independent registered public accounting firm.

In fulfilling its duties, the Audit Committee, among other things, shall:

- select, appoint, retain, terminate, compensate, and oversee the work of the independent registered public accounting firm serving as the Company's independent auditors,

- approve all audit engagement fees and terms and pre-approve, or establish procedures for pre-approval of, all services provided by the independent auditors or other registered public accounting firm,

- select, appoint, retain, terminate, compensate, and oversee the work of any other registered public accounting firm engaged to prepare or issue an audit report or perform other audit, review, or attest services for the Company,

- review the qualifications, performance, independence, and objectivity of the independent auditors,

- annually review the independent auditors' report on its internal quality control procedures and any material issues raised by the most recent internal quality control review, peer review, or Public Company Accounting Oversight Board review or inspection,

- review and discuss with the independent auditors their responsibilities, overall audit strategy, the scope and timing of the annual audit, any significant risks identified, and the results, including significant findings, of the audit,

- review and discuss with the independent auditors all critical accounting policies and practices to be used in the audit, alternative treatments of financial information within generally accepted accounting principles, and other material written communications between auditors and management,

- review, discuss with the independent auditors, and approve the functions of the Company's internal audit department,

- review and discuss with the independent auditors and management any audit problems or difficulties, significant disagreements with management, and management's response to any such problems, difficulties or disagreements; and resolve any disagreements between the Company's auditors and management,

- review with management and the independent auditors any major issues regarding accounting principles and financial statement presentation, any significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, and the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company's financial statements,

- review with management, the internal audit department, and the independent auditors the adequacy and effectiveness of the Company's internal controls over financial reporting and any fraud involving management or other employees with a significant role in such internal controls,

- review and discuss with management and the independent auditors the Company's disclosure relating to its internal controls over financial reporting and the independent auditors' report on the effectiveness of the Company's internal controls over financial reporting to be included in the Company's annual report on Form 10-K,

- review and discuss with the independent auditors the auditors' evaluation of the Company's identification of, accounting for, and disclosure of its relationships and transactions with related parties,

- review the scope and performance of the department's internal audit plan and review and approve the hiring or dismissal of the internal audit manager,

- review and discuss with management and the internal audit department the risks faced by the Company and the policies, guidelines and processes by which management assesses and manages the Company's risks,

- review with management annually the Company's cybersecurity and other information technology risks, controls and procedures,

- review with the General Counsel and outside legal counsel, where appropriate, any legal and regulatory matters, including legal cases against or regulatory investigations of the Company and its subsidiaries, that could have a significant impact on the Company's financial statements,

- review and discuss with the independent auditors and management the Company's annual and quarterly financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in periodic reports filed with the SEC,

- review and discuss earnings news releases with management and the independent auditors,

- prepare, or oversee the preparation of, a report of the Committee to be included in the Company's Proxy Statement,

- establish and oversee procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters,

- annually review and assess the adequacy of the Committee's charter and recommend any proposed changes to the Board for approval,

- annually conduct a self-evaluation of its performance, and

- otherwise comply with its responsibilities and duties as set forth in the Company's Audit Committee Charter.

The Board has determined that each member of the Audit Committee satisfies the independence and other requirements for audit committee membership of the NASDAQ corporate governance listing standards and Securities and Exchange Commission (SEC) requirements. The Board has also determined that the majority of the members of the Audit Committee have the attributes of an audit committee financial expert as defined by the SEC. The Board determined that these members acquired such attributes through their experience in preparing, auditing, analyzing, or evaluating financial statements, or actively supervising one or more persons engaged in such activities, and their experience of overseeing or assessing the performance of companies and public accountants with respect to preparation, auditing, or evaluation of financial statements. For additional information concerning the Audit Committee, see "Report of the Audit Committee" set forth below.

EXECUTIVE COMPENSATION COMMITTEE

The Executive Compensation Committee (the Compensation Committee) shall:

- review and approve annually the Company's stated compensation strategy, including the annual corporate goals and objectives of the Chairman of the Board, the Chief Executive Officer, and the other executive officers,

- determine and approve base salary compensation of the Company's executive officers,

- determine and approve annual equity-based awards for the Company's officers, as defined under Section 16 of the Securities Exchange Act of 1934, as amended (the Exchange Act), with the exception of the Chairman of the Board and the Chief Executive Officer,

- evaluate and recommend to the independent members of the Board, for their approval, base salary and annual equity-based awards for the Chairman of the Board and the Chief Executive Officer,

- review annually and recommend to the Board the compensation for members of the Board,

- review and approve the annual performance goals and objectives of the Company's executive officers, including the Chief Executive Officer,

- establish and certify the achievement of performance goals,

- oversee the Company's incentive compensation and equity-based compensation plans,

- assess the adequacy and competitiveness of the Company's executive and director compensation programs,

- review and discuss with management the Compensation Discussion and Analysis and recommend whether such analysis should be included in the Proxy Statement filed with the SEC,

- produce an Annual Report on executive compensation for inclusion in the Company's Proxy Statement,

- review and approve any employment agreements, severance agreements or arrangements, retirement arrangements, change in control agreements/provisions, and any special or supplemental benefits for each officer of the Company,

- approve, disapprove, modify, or amend any non-equity compensation plans designed and intended to provide compensation primarily for officers,

- make recommendations to the Board regarding adoption of equity-based compensation plans,

- administer, modify, or amend equity-based compensation plans,

- review and recommend to the Board the frequency with which the Company will conduct Say on Pay Votes required by Section 14A of the Exchange Act, and review and approve any proposals related thereto,

- review annually whether the Company's executive compensation arrangements could create any material risks to the Company and evaluate policies and practices that could mitigate any such risk,

- determine stock ownership guidelines for the executive officers, recommend stock ownership guidelines for the Chairman of the Board, the Chief Executive Officer, and members of the Board, and monitor compliance with such guidelines, and

- otherwise comply with its responsibilities and duties as set forth in the Company's Compensation Committee Charter.

None of the individuals currently serving or nominated to serve on the Compensation Committee has ever been an officer or employee of the Company. The Board has determined that all current and nominated members of the Compensation Committee satisfy the independence requirements of the NASDAQ corporate governance listing standards.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee (the Corporate Governance Committee) shall:

- annually review the Company's Corporate Governance Guidelines and policies,

- assist the Board in identifying, screening, and recruiting qualified individuals to become Board members,

- propose nominations for Board membership and committee membership,

- assess the composition of the Board and its committees,

- oversee the performance of the Board and committees thereof, and provide recommendations to the Board to enhance the Board's effectiveness,

- review the Company's plan for succession of management,

- monitor compliance with the Company's corporate code of ethics for directors, executive officers, and employees and oversee its implementation and enforcement,

- review the Company's corporate code of ethics on an annual basis, or more frequently if appropriate, and recommend any changes as necessary to the Board,

- oversee the Company's strategies addressing environmental and social issues,

- oversee and monitor the Company's policies, activities, and expenditures with respect to government lobbying and advocacy and political contributions,

- approve and review pledges of the Company's common stock by directors and officers in accordance with the Company's Insider Trading Policy,

- monitor diversity and inclusion among the Company's workforce and provide annual updates to the Board,

- review any director resignation letter tendered in accordance with the Company's director resignation policies, and evaluate and recommend to the Board whether such resignation should be accepted,

- review and approve all related-party transactions (as required by law, NASDAQ rules, or SEC regulations),

- annually conduct a self-evaluation of its performance, and

- otherwise comply with its responsibilities and duties as set forth in the Company's Corporate Governance Committee Charter.

The Board has determined that all current and nominated members of the Corporate Governance Committee satisfy the independence requirements of the NASDAQ corporate governance listing standards.

Code of Business Conduct and Ethics

The Board has adopted a Corporate Code of Ethical and Professional Standards for Directors, Officers and Employees (the Code of Ethics) that applies to all of the Company's directors, officers, and employees. The purpose and role of this Code of Ethics is to focus our directors, officers, and employees on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical or unlawful conduct, and help enhance and formalize our culture of integrity, honesty, and accountability. As required by applicable law, the Company will post on the "Corporate Governance" page of the "Corporate Responsibility" section of its website at jbhunt.com any amendments to or waivers of any provision of this Code of Ethics made for the benefit of executive officers or directors of the Company.

Corporate Governance

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines and policies to assist it in exercising its responsibilities to the Company and its stockholders. These guidelines and policies address, among other items, director qualifications and responsibilities, Board Committees, and nonemployee director compensation.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires each director, officer, and any individual beneficially owning more than 10% of the Company's common stock to file with the SEC reports of security ownership and reports on subsequent changes in ownership. These reports are generally due within two business days of the transaction giving rise to the reporting obligation.

To the Company's knowledge, based solely on a review of such reports filed electronically with the SEC and written representations from the reporting persons that no other reports were required, all Section 16(a) filings were made in a timely manner, with the exception of Nicholas Hobbs, who determined that certain gifts of shares in prior years had not been reported.

Certain Relationships and Related-Party Transactions

The Corporate Governance Committee is charged with the responsibility of reviewing and preapproving all related-party transactions (as defined in SEC regulations) and periodically reassessing any related-party transaction entered into by the Company. The Committee does not currently have any formal policy or procedures with respect to its review and approval of related-party transactions but considers each such transaction or proposed transaction on a case-by-case basis.

Bryan Hunt, one of our current directors, is the son of Johnelle Hunt, a principal stockholder of the Company.

Two sons-in-law of Kirk Thompson, Chairman of the Board of the Company, were employed by the Company in calendar year 2022. The first earned $835,981 and the second earned $367,646 in 2022 compensation. Jennifer R. Boattini's husband was employed by the Company in calendar year 2022 and earned $675,448 in 2022 compensation.

In the ordinary course of business, the Company entered into Dedicated Contract Services® agreements with George's, Inc. and certain of its affiliates, which are considered a related party. The customer agreements, which terminated in 2022, consisted primarily of fleets of tractors and specialty trailers delivering feed and live poultry to and from plants located in Cassville, Missouri; Edinburg, Virginia; Harrisonburg, Virginia; and Mt. Jackson, Virginia, as well as other agreed-upon services on an as-needed basis. In connection with the termination of these agreements, the Company sold certain equipment to George's Inc. and its affiliate, George's Food, LLC. Gary C. George is Chairman of George's, Inc. Mr. George was not involved in the establishment of these service agreements or the purchase of the equipment, nor did he solicit the Company's services or equipment on behalf of George's, Inc. or its affiliates. Total revenue earned in calendar year 2022 under these service agreements and equipment sales was $4.1 million. These transactions were carried out at arm's length in the ordinary course of business and were provided substantially on the same terms as those of unrelated parties for comparable transactions.

During 2022, the Company earned $41.0 million in revenue for transportation services provided to its customer Simmons Foods, Inc. The brother of John Roberts, Chief Executive Officer, is employed by Simmons Foods, Inc. as a Senior Vice President – Marketing, Business Development & Sales Operations, Pet Food. Mr. Roberts was not involved in the solicitation or establishment of these services, which were provided at arm's length in the ordinary course of business and were provided substantially on the same terms as those of unrelated parties for comparable transactions.

In January 2021, the Company accepted a nonbinding proposal from DG Development & Acquisitions, LLC, a subsidiary of NextEra Energy, Inc., outlining the general terms of a proposed transaction for the sale of a photovoltaic solar generation and electric vehicle charging system. In February 2022, the Company finalized agreements with DG Build Transfer Holdings, LLC, a subsidiary of NextEra Energy, Inc., for the construction and sale of these solar-powered electric generating facilities and EV charging stations to be located in Benton County, Arkansas. Subsequently, the parties terminated by mutual agreement the agreement for one of the facilities, but the other is scheduled to proceed. James L. Robo, the Board's Independent Lead Director, is the former Chairman and Chief Executive Officer of NextEra Energy, Inc. Mr. Robo was not involved in the negotiation of the transaction or any discussions with the Company regarding the transaction. The Company received and considered the transaction with DG Build Transfer Holdings, LLC at arm's length in the ordinary course of business and substantially on the same terms as transactions with unrelated parties for a comparable transaction.

Additionally during 2022, the Company procured $169,315 in third-party purchased transportation services from TuSimple. The daughter of Craig Harper, Chief Sustainability Officer and Executive Vice President, was employed by TuSimple as a Corporate Strategy and Development Associate. Mr. Harper was not involved in the solicitation or establishment of these services, which were provided at arm's length in the ordinary course of business and were provided substantially on the same terms as those of unrelated parties for comparable transactions.

Compensation Committee Interlocks and Insider Participation

During the 2022 calendar year, none of the Company's executive officers served on the Board of Directors or Compensation Committees of any entity whose directors or officers served on the Company's Board or Compensation Committee. No current or past executive officers or employees of the Company served on the Compensation Committee. Gary C. George, a member of the Compensation Committee of the Board, is the Chairman of George's, Inc., which engaged in certain transactions with the Company during 2022. Additionally, during 2022, James L. Robo, Chair of the Compensation Committee of the Board, was the Chairman and Chief Executive Officer of NextEra Energy, Inc., a subsidiary of which, DG Build Transfer Holdings, LLC, has engaged in a transaction with the Company. Descriptions of the Company's transactions with George's, Inc. and DG Build Transfer Holdings, LLC during 2022 are set forth in the Certain Relationships and Related-Party Transactions portion of the Corporate Governance section of this Proxy Statement.



› Principal Stockholders of The Company

The following table sets forth all persons known to be the beneficial owner of more than 5% of the Company's common stock as of December 31, 2022. Unless otherwise indicated in the footnotes below, "beneficially owned" means the sole or shared power to vote or direct the voting of a security or the sole or shared power to dispose or direct the disposition of a security.

Name and Address	Number of Shares	Percent of Class
Johnelle Hunt[1] 3333 Pinnacle Hills Parkway Rogers, AR 72756	18,326,466	17.7%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	9,946,716	9.6%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	6,285,384	6.1%
T. Rowe Price Investment Management, Inc.[4] 101 East Pratt Street Baltimore, MD 21202	5,228,456	5.0%

(1) Based on the stockholder's Form 5, filed with the SEC on January 17, 2023.

(2) Based on the most recent SEC filing by The Vanguard Group on Schedule 13G/A dated February 9, 2023. Of the total shares shown, the nature of beneficial ownership is as follows: sole voting power, zero shares; shared voting power, 122,987 shares; sole dispositive power, 9,601,868 shares; and shared dispositive power, 344,848 shares. The Company makes no representation as to the accuracy of the information reported in such beneficial ownership reports.

(3) Based on the most recent SEC filing by BlackRock, Inc. on Schedule 13G/A dated February 1, 2023. Of the total shares shown, the nature of beneficial ownership is as follows: sole voting power, 5,636,615, shares; shared voting power, zero shares; sole dispositive power, 6,285,384 shares; and shared dispositive power, zero shares. The Company makes no representation as to the accuracy of the information reported in such beneficial ownership reports.

(4) Based on the most recent SEC filing by T. Rowe Price Investment Management, Inc. on Schedule 13G dated February 14, 2023. Of the total shares shown, the nature of beneficial ownership is as follows: sole voting power, 2,077,176 shares; shared voting power, zero shares; sole dispositive power, 5,228,456 shares; and shared dispositive power, zero shares. The Company makes no representation as to the accuracy of the information reported in such beneficial ownership reports.



› Compensation Discussion and Analysis

Introduction

This Compensation Discussion & Analysis (CD&A) provides information regarding the compensation paid to our Chief Executive Officer, Chief Financial Officer, and certain other executive officers who were the most highly compensated in calendar year 2022. These individuals, referred to collectively as "named executive officers" or NEOs, are identified below:

- John N. Roberts, III – Chief Executive Officer
- John Kuhlow – Chief Financial Officer, Chief Accounting Officer, and Executive Vice President
- Shelley Simpson – President
- Nicholas Hobbs – Chief Operating Officer, President of Contract Services, and Executive Vice President
- Darren Field – President of Intermodal and Executive Vice President

The Executive Compensation Committee (the Compensation Committee) operates under a written charter adopted by the Board, a copy of which is available on the "Corporate Governance" page of the "Corporate Responsibility" section of the Company's website at jbhunt.com. In carrying out its responsibilities, the Compensation Committee, among other things:

- evaluates and recommends to the independent Board members, for their approval, the annual salaries and bonuses of the Chairman of the Board and the Chief Executive Officer,
- reviews and approves annual corporate goals and objectives of the Chairman of the Board and the Chief Executive Officer and other Section 16 reporting officers,
- recommends to the independent Board members, for their approval, equity-based compensation awards under the Company's Management Incentive Plan (the MIP), as amended and restated, for the Chairman of the Board and the Chief Executive Officer,
- reviews and approves equity-based compensation awards under the Company's MIP, as amended and restated, for the Section 16 reporting officers,
- establishes and certifies the achievement of performance goals under the Company's incentive and performance-based compensation plans,
- evaluates and recommends to the full Board, for their approval, annual compensation for the Company's nonemployee directors,
- reviews other Company executive compensation programs,
- reviews and discusses the CD&A with management, and based on such review and discussion, recommends to the Board whether the CD&A should be included in the Proxy Statement,
- reviews and approves the Compensation Committee report to the stockholders and the "say-on-pay" and "say-on-pay" frequency proposals to be included in the Proxy Statement, and
- reviews and discusses whether the Company's executive compensation arrangements could create any material risks to the Company.

Executive Compensation

The Chairman of the Board recommends to the Compensation Committee the form and amount of compensation to be paid to the Chief Executive Officer. The Chief Executive Officer provides recommendations to the Compensation Committee regarding the form and amount of compensation to be paid to the other executive officers. Additionally, the Chairman of the Board, the Chief Executive Officer, President, and the Chief Financial Officer regularly attend Compensation Committee meetings, except for executive sessions. Upon request, management has provided to the Compensation Committee historical and prospective breakdowns of primary compensation components for each executive officer, wealth accumulation analyses, and internal pay equity analyses, as described in more detail below.

At our 2022 Annual Meeting, the stockholders approved, on an advisory basis, the compensation of the named executive officers (96.8% of votes cast). The Compensation Committee believes this level of stockholder support reflects a strong endorsement of the Company's compensation policies and decisions. The Compensation Committee has considered the results of the last advisory vote on executive compensation in determining the Company's compensation policies and decisions for 2023 and has determined that these policies and decisions are appropriate and in the best interests of the Company and its stockholders at this time. Previously, at our 2017 Annual Meeting, the stockholders voted for approval of a frequency of holding advisory votes every year with respect to named executive officer compensation (93.4% of votes cast). This nonbinding vote on frequency is required at least once every six years. Accordingly, advisory votes on both executive compensation and the frequency of holding future advisory votes have been included as Proposal Number Two and Proposal Number Three, respectively, within this Proxy Statement.

In 2022, the Compensation Committee engaged Meridian Compensation Partners, LLC (Meridian) to review the Company's executive compensation policies and practices. Meridian was also directed to assist with the development of a comparable peer group for executive compensation purposes and to benchmark compensation levels for the NEOs. Meridian is retained by, and reports to, the Compensation Committee to provide compensation analyses and consultation at the Committee's request, and Meridian participated in all of the regularly scheduled Compensation Committee meetings in 2022. The Committee has assessed the independence of Meridian pursuant to applicable SEC and NASDAQ rules and concluded that Meridian's work for the Committee does not raise any conflict of interest.

Historically, the Compensation Committee meets during the first quarter to finalize discussion regarding the Company's performance goals for the previous and current year with respect to performance-based compensation to be paid to executive officers, to review and discuss the CD&A with management, and to approve its report for the Proxy Statement. These goals are approved within 90 days of the beginning of the year. In addition, during this and other regularly scheduled meetings throughout the year, the Compensation Committee meets to:

- discuss any new compensation issues,
- review base compensation, bonus, and MIP award analyses,
- approve the engagement of the compensation consultant for annual executive and director compensation surveys,
- review and discuss information provided by the compensation consultant and the recommendations made by the Chairman of the Board and the Chief Executive Officer,
- review the performance of the Company and the individual officers,
- approve short-term cash bonus and long-term incentive awards, and
- determine executive officers' base salaries.

Management also advises the full Board, including the Compensation Committee members, throughout the year of any new issues and developments regarding executive compensation.

Compensation Philosophy and Principles

The Compensation Committee acknowledges that the transportation industry is highly competitive and that experienced professionals have career mobility. The Company believes that it competes for executive talent with a large number of companies, some of which have significantly larger market capitalizations and others of which are privately owned. Retention of key talent remains critical to our success. The Company's need to focus on retention is compounded by its size and geographic location. The Company's compensation program is structured to attract, retain, and develop executive talent with the ability to assume a broad span of responsibilities and successfully lead complex business units to market-leading positions in the industry. The Compensation Committee believes that the ability to attract, retain, and provide appropriate incentives for professional personnel, including the senior executive officers and other key employees of the Company, is essential to maintaining the Company's leading competitive position, thereby providing for the long-term success of the Company. The Compensation Committee's goal is to maintain compensation programs that are competitive within the transportation industry. Each year, the Compensation Committee reviews the executive compensation program with respect to external competitiveness and linkage between executive compensation and creation of stockholder value and determines what changes, if any, are appropriate.

The overall compensation philosophy of the Compensation Committee and management is guided by the following principles:

- *Compensation levels should be sufficiently competitive to attract and retain key talent.* The Company aims to attract, motivate, and retain high-performance talent to achieve and maintain a leading position in our industry. Our total compensation package should be strongly competitive with other transportation and logistics companies.

- *Compensation should relate directly to performance and responsibility.* Total compensation should be tied to and vary with performance and responsibility, both at the Company and individual level, in achieving financial, operational, and strategic objectives. Differentiated pay for high-performing individuals should be proportional to their contributions to the Company's success.

- *Short-term incentive compensation should constitute a significant portion of total executive compensation.* A large portion of total compensation should be tied to performance, and therefore at risk, as position and responsibility increase. Individuals with greater roles and the ability to directly impact strategic direction and long-term results should bear a greater proportion of the risk.

- *Long-term incentive compensation, the Company's Management Incentive Plan (the MIP), should be closely aligned with stockholders' interests.* Awards of long-term compensation encourage executive officers to focus on the Company's long-range growth and development and incent them to manage from the perspective of stockholders with a meaningful stake in the Company, as well as to focus on long-term career orientation. Participants in the MIP are expected to own Company stock. The expectations are discussed in this CD&A under the caption "Stock Ownership Guidelines."

J.B. HUNT TRANSPORT SERVICES, INC. Proxy Statement

53

Executive Compensation

The Company's executive compensation program is designed to reward the achievement of initiatives regarding growth, productivity, and people, including:

- setting, implementing, and communicating strategies, goals, and objectives to ensure that the Company grows revenue and earnings at rates that are comparable to or greater than those of our peers and that create value for our stockholders,

- motivating and exhibiting leadership that aligns the interests of our employees with those of our stockholders,

- developing a grasp of the competitive environment and taking steps to position the Company for growth and as a competitive force in the industry,

- constantly renewing the Company's business model and seeking strategic opportunities that benefit the Company and its stockholders, and

- implementing a discipline of compliance and focusing on the highest standards of professional conduct.

PROCESS OF SETTING COMPENSATION

Benchmarking Against a Peer Group

The Compensation Committee engaged Meridian to perform a competitive market assessment for the NEOs to evaluate base salary, target annual incentives, target total cash compensation, long-term incentives, and total direct compensation.

The assessment involved the use of a peer group, as noted below, consisting of 14 transportation and logistics companies in the national marketplace as well as companies of comparable size, complexity of operations, or similar customer base. This peer group was updated in 2022. These companies represent both business competition and the most relevant labor market for our executives.

C.H. Robinson Worldwide, Inc.	CSX Corporation	Expeditors Int'l of Washington, Inc.
Hub Group, Inc.	Knight-Swift Transportation Holdings, Inc.	Norfolk Southern Corporation
Old Dominion Freight Line, Inc.	Republic Services Inc.	Ryder System, Inc.
Schneider National Inc.	Stericycle Inc.	Union Pacific Corporation
Waste Management Inc.	XPO, Inc.	

For 2022, Union Pacific Corporation was added to the group because it was identified as being consistent with our peer group criteria. Kansas City Southern was removed due to the pending acquisition of Kansas City Southern by Canadian Pacific Railway Limited.

Compensation Analysis Tools

In addition to the competitive compensation survey information for each officer that was compiled, the Compensation Committee also reviewed historical executive compensation. The Compensation Committee anticipates that pertinent compensation information will continue to be developed and enhanced to allow the Committee to perform the most relevant analyses practicable.

Our objective for total executive compensation is to target a competitive range around the 50th percentile of the peer group. We believe that a sizeable portion of overall compensation should be at risk and tied to stockholder value. Historically, our bonuses have been tied to operating income, earnings before taxes (EBT), revenue, earnings per share (EPS), or other identified metrics. As performance against these metrics increases, so do executive bonuses. Long-term incentives are used as tools to reward executives for current and future performance, to encourage an executive to remain with the Company, and to align the executive's interests with those of our stockholders. As part of our long-term incentive strategy, executives are expected to maintain stock ownership values as a multiple of their base salaries. Long-term incentives for NEOs are performance-based. While certain components of compensation are directly tied to the Company's reported financial performance, sufficient accounting and operational controls are in place and tested effectively to ensure that the Company's compensation practices and policies, including those for nonexecutives, are not reasonably likely to have a material adverse effect on the Company.

Our Company has a 401(k) plan that assists participants in providing for retirement. The Company contributes to each NEO's account per year based on the NEO's voluntary contribution amount. The accumulated value in unvested equity-based awards and stock owned currently is critical to each executive's ability to adequately provide for his or her retirement.

Long-Term Compensation Analyses and Policies

With respect to long-term, equity-based awards, the Company maintains the MIP. The MIP was originally adopted and approved by the Board on March 17, 1989, and an amended and restated MIP was subsequently approved by the stockholders on May 11, 1995. The MIP has been amended and restated a number of times since its adoption, and all amendments requiring approval of the stockholders have been approved, with the last approval occurring at our Annual Meeting of Stockholders held in 2017. As of December 31, 2022, there were 44 million shares of common stock authorized for issuance under the MIP, of which approximately 4.2 million shares were available for future equity-based awards.

Performance-based restricted share units, time-vested restricted share units, and stock options of the Company may be granted under the MIP in an effort to link future compensation to the long-term financial success of the Company. These equity-based awards are granted to executive officers, including the NEOs, and other key employees and are intended to attract and retain employees, to provide incentives to enhance job performance, and to enable those persons to participate in the long-term success and growth of the Company through an equity interest in the Company.

The Company does not have a formal policy, but has an established practice described below, with respect to the granting of any form of equity compensation. The Company does not have a policy or practice of either timing equity-based compensation grants to current or new executive officers, or timing the release of material, nonpublic information to affect the value of executive compensation. Recommendations for all Section 16 filers, except for the Chairman of the Board and the Chief Executive Officer, are presented to the Compensation Committee by the Chief Executive Officer. The Chairman of the Board recommends to the Compensation Committee the award for the Chief Executive Officer. The Compensation Committee approves or adjusts the award using the above tools for all Section 16 filers, except for the Chairman of the Board and the Chief Executive Officer. The awards for the Chairman of the Board and Chief Executive Officer are recommended by the Compensation Committee and submitted for final approval to the Company's independent Board members. This process occurs during our first-quarter Board and Committee meetings in late January of each year to better coincide with the reporting of annual financial and operating results. We consider this our annual award date. In 2022, annual award grants totaling 313,127 units were made on January 20, the date of the first-quarter Board meeting of 2022. Grants have been made in months other than the annual award dates on a limited basis. The limited exceptions to this grant-date practice have included, for example, the hiring or the promotion of an employee into a stock-eligible position.

Executive Compensation

As stated above, the Company does not have a policy or practice of timing the grant of equity-based awards and the release of material, nonpublic information in a manner that would affect compensation for new or current executive officers, nor has it deliberately or knowingly done so. In the event that material, nonpublic information becomes known to the Compensation Committee, the Company, or its employees at a time when such information could affect or otherwise impact the imminent grant of equity-based compensation, management and the Compensation Committee will take the existence of such information under advisement and determine whether to delay the grant of such equity-based compensation to a later date to avoid the appearance of any impropriety.

Deductibility of Compensation and Other Regulatory Considerations

Section 162(m) of the Internal Revenue Code, as amended (the Code), places a limit of $1 million on the amount of compensation the Company may deduct for federal income tax purposes in any one year with respect to the Company's Chief Executive Officer, the Chief Financial Officer, and the next three most highly compensated executive officers whose compensation is required to be disclosed in the Company's annual Proxy Statement (the Covered Employees).

In reviewing the effectiveness of the Company's compensation program, the Compensation Committee considers the anticipated tax treatment to the Company and to its executives of various payments and benefits. Additionally, the deductibility of certain compensation payments depends upon the timing of an executive's vesting or exercise of previously granted awards, as well as interpretations and changes in the tax laws and other factors beyond the Compensation Committee's control. For these and other reasons, including the need to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee will not necessarily, nor in all circumstances, limit executive compensation to that which is deductible under the Code. The Company has not adopted a policy requiring all compensation to be deductible.

In 2022, the following compensation paid was not deductible by the Company:

John N. Roberts, III	$10,483,310
John Kuhlow	1,233,852
Shelley Simpson	4,831,138
Nicholas Hobbs	4,794,405
Darren Field	1,671,038

Derivative Trading, Hedging, and Trading Plans

The Company has a policy that prohibits directors, officers, and other covered employees from engaging in short sales or in transactions involving derivatives based on the Company's common stock, such as option contracts, straddles, collars, hedges, and writing puts or calls. In addition, the Company's policy requires that directors, officers, and other covered employees must inform the Office of the Chief Financial Officer before buying or selling any beneficially owned common stock of the Company or entering into a trading plan under the SEC's Rule 10b5-1.

Stock Pledging

On January 20, 2022, the Company adopted a formal policy regarding the pledging of shares by our directors and officers. Under this policy, directors and officers are prohibited from holding shares of Company stock in a margin account, but may pledge Company stock as collateral for a loan (but not margin debt), provided that:

- His or her ownership of Company stock, excluding any shares pledged or proposed to be pledged, meets and continues to meet the Company's stock ownership guidelines applicable to the pledging director or officer during the period in which such shares are pledged as security, and

- The amount of the financial obligation secured by the pledged shares is disclosed in the Company's proxy statement for its next annual meeting of stockholders and in each succeeding annual proxy statement while the shares are pledged. See "Security Ownership of Management" on page 34 of this Proxy Statement.

If a director or officer wishes to execute any new pledge of shares, or pledge of additional shares, of Company stock as collateral for a loan, a request for approval must be submitted to the Corporate Governance Committee at least three weeks prior to the proposed pledge. However, approval by the Corporate Governance Committee is not required for any shares pledged prior to January 20, 2022 or future pledges made upon a renewal of a financial obligation secured by shares that were pledged prior to January 20, 2022, or previously approved by the Corporate Governance Committee, unless additional shares are proposed to be pledged in connection with such renewal. The Corporate Governance Committee will annually review any pledges of the Company's common stock by directors and officers to assess whether the conditions described above continue to be met and whether such pledges pose any unnecessary risks to the Company.

Stock Ownership Guidelines

To motivate the Company's officers and senior management to emulate its stockholders, the Company expects its management to own Company stock at levels described in the table shown below within five to eight years of accepting the relevant position.

Stock ownership is defined as stock owned:

- directly or indirectly, and/or
- through the Company's 401(k) Employee Retirement Plan.

Position	Ownership Multiple of Base Salary
Chief Executive Officer	6 times
President	6 times
Executive Vice Presidents	3.5 times
Senior Vice Presidents	2.75 times
Vice Presidents	2.5 times

The Compensation Committee has determined that all of the Company's officers and members of senior management covered by these guidelines had met their ownership goals or were within the permitted period of time to meet such goals.

Executive Compensation

Stock Retention Policy

In addition to the stock ownership guidelines indicated above, the Company expects all shares obtained by an NEO from the vesting or exercise of restricted share units and stock options to be retained until the established ownership levels have been achieved. The Company does not have any other stock retention policy.

Recovery of Awards

The Company does not have a policy, other than required by law, requiring replacement of awards or payments as a result of an officer's illegal transactions or restatements. However, the Compensation Committee has formally adopted and explicitly communicated the "clawback" provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act with regard to annual cash bonus awards paid to the Company's executive officers. With regard to equity-based awards, the MIP gives the Company broad discretion to reduce, cancel, seek to forfeit, or recoup any Plan participant's awards upon the breach of any agreement with or obligation to the Company, violation of any Company policy or procedure, or engagement in conduct that is otherwise detrimental to the business or reputation of the Company. Since becoming a public company in 1983, the Company has had no illegal actions by its officers or restatements of financial information.

Summary

The Company intends to continue its practice of compensating its executives through programs that emphasize performance. To that end, executive compensation is tied directly to the performance of the Company and is structured to ensure that, due to the nature of the business and the degree of competitiveness for executive talent, there is an appropriate balance between:

- base salary and incentive compensation,
- short-term and long-term compensation, and
- cash and noncash compensation.

Each is determined and measured by:

- competitive compensation data,
- financial, operational, and strategic goals,
- long-term and short-term performance of the Company compared with its peer group, and
- individual contribution to the success of the Company.

The Committee also reviewed its compensation strategy in general and specific components of total direct compensation and determined that none of the Company's compensation programs, individually or as a whole, would create risks that are reasonably likely to have a material adverse effect on the Company. The Committee presented its review and conclusion to the entire Board.

2022 COMPENSATION

Elements of Compensation

The Company's primary compensation components are summarized below. Generally, the Company's compensation program consists of an annual base salary, short-term cash incentive awards, and an annual long-term, equity-based award. Primary benefits for executives include participation in the Company's 401(k) plan, health, dental, and vision plans, and various insurance plans, including disability and life insurance, all of which are available to all employees on a nondiscriminatory basis. The Company provides limited perquisites to executive officers and other key employees as described in more detail on page 67 under the section titled "Other Perquisites."

Total direct compensation for executive officers, including the NEOs, consists of one or more of the following components:

- base salary,
- annual performance-based incentive cash bonus awards,
- long-term incentive/equity-based compensation,
- health and welfare benefits, and
- other benefits.

The table below provides a summary of the description and purpose of each component of our incentive compensation.

Incentive Compensation Component	Description	Purpose
Company Bonus Plan (Cash)	Annual bonus plan based on operating income, with bonus payouts calculated as a percentage of base salary	To encourage individuals with greater roles and the abilities to directly impact strategic direction and long-term results
Performance Growth Incentive Plan (Cash)	Annual bonus plan that uses a blended bonus calculation requiring the minimum threshold of both net revenue growth and EBT to be met before payout occurs	
Performance-Based Units – Operating Income (Equity)	Awards of restricted share units that are subject to future annual operating income targets with incremental vesting	To encourage executive officers to focus on the Company's long-range growth and development and incent them to manage from the perspective of stockholders with a meaningful stake in the Company, as well as to focus on long-term career orientation
Performance-Based Units – EBITDA (Equity)	Awards of restricted share units that are contingent on the Company's attainment of a predetermined matrix of future earnings before interest, taxes, depreciation, and amortization (EBITDA) targets based on EBITDA compound annual growth rates	
Performance-Based Units – Relative ROIC (Equity)	Awards of restricted share units that are contingent on the Company's attainment of a targeted three-year return on invested capital (ROIC) relative to the ROIC consistently calculated for the same reporting periods for companies included in an independent peer group	

Executive Compensation

The Compensation Committee, with recommendations from management, works to create what it believes is the best mix of these components in delivering total direct compensation. In determining annual compensation, the Compensation Committee reviews all elements of compensation separately and in the aggregate. These compensation components are comparable to those of the Company's competitors and peer group.

In its review of executive compensation, and, in particular, in determining the amount and form of incentive awards discussed below, the Compensation Committee generally considers several factors. Among these factors are:

- market information with respect to cash and long-term compensation for its peer group,
- amounts paid to the executive officer in prior years as salary,
- annual bonus and other compensation,
- the officer's responsibilities and performance during the calendar year, and
- the Company's overall performance during prior calendar years and its future objectives and challenges.

Cash compensation for our NEOs varies as the operating income of the Company changes or with the growth of the combination of revenue and EBT, due to the nature of our bonus plans described below. Grants of performance-based restricted share units are typically made annually.

It has been the policy of the Company to put a significant portion of the executive's compensation at risk. This is accomplished by our cash bonus plans, which are directly tied to operating income, revenue, and EBT growth and the issuance of performance-based restricted share units. Equity-based awards from the MIP vest over a time period usually from two to ten years. These awards are subject to forfeiture if the employee leaves the Company. Furthermore, the future vesting of performance-based equity awards is contingent on the Company's attainment of predetermined performance metrics established by the Committee. The Committee and management believe that the proportion of compensation at risk should rise as the employee's level of responsibility increases.

The Compensation Committee does not rely solely on predetermined formulas or a limited set of criteria when it evaluates the individual performances of the NEOs. The Compensation Committee considers actual results against pre-established goals and also bases its compensation decisions for the NEOs on:

- leadership,
- the execution of business plans,
- strategic results,
- operating results,
- growth in operating income, revenue and EBT, or other identified metrics,
- size and complexity of the business,
- experience,
- strengthening of competitive position,
- analysis of competitive compensation practices, and
- assessment of the Company's performance.

Where possible, the above criteria were compared with the peer group selected as well as the Chief Executive Officer's and the President's input for their direct reports and the Chairman of the Board's input for the Chief Executive Officer.

Base Salary

The Compensation Committee believes that competitive levels of cash compensation, together with equity-based and other incentive programs, are necessary for motivating and retaining the Company's executives. Salaries provide executives with a base level of monthly income and help achieve the objectives outlined above by attracting and retaining strong talent. Base salaries are evaluated annually for all executive officers, including the Chief Executive Officer. Generally, base salaries are not directly related to specific measures of corporate performance, but are determined by the relevance of experience, the scope and complexity of the position, current job responsibilities, retention, and relative salaries of the peer group members. The Compensation Committee generally approves annual increases in base salaries but may elect not to increase an executive officer's annual salary and has so elected in prior years. If warranted, the Compensation Committee may approve other increases in base salary where an executive officer takes on added responsibilities or is promoted.

In January 2022 and 2023, the Compensation Committee reviewed each NEO's base salary and the independent Board members reviewed the Chief Executive Officer's base salary. After applying the aforementioned guidelines, the independent Board members approved the salary increase listed below for John N. Roberts, III, and the Compensation Committee approved the salary increases listed below for the remaining NEOs.

	2021 Salary ($)	2022 Salary ($)	Increase For 2022 (%)	2023 Salary ($)	Increase For 2023 (%)
John N. Roberts, III	940,000	980,000	4.3	1,000,000	2.0
John Kuhlow	400,000	475,000	18.8	525,000	10.5
Shelley Simpson (1)	600,000	725,000	20.8	800,000	10.3
Nicholas Hobbs	600,000	625,000	4.2	675,000	8.0
Darren Field	450,000	525,000	16.7	575,000	9.5

(1) In August 2022, Shelley Simpson was promoted to President and her salary was increased from $625,000 to $725,000.

Annual Bonus Awards

The Company has in place a bonus plan tied to operating income (company bonus plan). Operating income is deemed an appropriate metric to determine operational efficiency and removes uncontrollable effects of change in income tax law. The Compensation Committee has also utilized a second bonus plan, referred to as the Performance Growth Incentive (PGI) plan, tied to year-over-year revenue growth and EBT. When management presents its budget for the year, the Compensation Committee establishes separate matrices of reported results with corresponding bonus payout levels for each of the cash bonus plans. These forecasted revenue and earnings results are based on customer freight trends, strategies for growth and controlling costs, and corporate strategies to maximize stockholder return. Once presented to the Board, the financial budget and bonus plan matrices remain fixed, though management continually reforecasts expectations based on actual results and on changing facts and assumptions. Changes in uncontrollable factors such as general economic conditions, railroad or port authority service issues, or rapidly fluctuating fuel costs can have a significant impact on the Company's actual financial results. Therefore, as the Company performs against the original budget, the executives' bonus performs against the pre-established matrices.

Executive Compensation

Annual Bonus Payouts

For 2022, the company bonus plan was based on annual reported operating income and consisted of a single payout to be made in January 2023 based on the full year 2022 operating income matrix approved by the Compensation Committee. The established matrix consisted of operating income ranging from $1.12 billion to $1.36 billion, translating to annual bonus payout percentages ranging from 15% to 60% of an executive's base salary.

The 2022 annual bonus payout targets compared with actual reported operating income and actual payout percentages were as follows:

| Period | Operating Income ($) (millions) | | | | Bonus Payout % of Salary | | | |
	Min.	Target	Max.	Reported	Min.	Target	Max.	Actual
Annual	1,124	1,286	1,359	1,332	15.0	46.5	60.0	54.0

Actual earned bonus amounts for each NEO under the company plan are as follows:

	Total Annual ($)
John N. Roberts, III	529,200
John Kuhlow	256,500
Shelley Simpson	391,500
Nicholas Hobbs	337,500
Darren Field	283,500

For 2022, the PGI bonus plan was based on a targeted annual operating revenue excluding fuel surcharges (net revenue) growth rate and annual reported EBT growth rate and also utilized a single payout in January 2023, after full year financial results were publicly reported. For 2022, the established PGI matrices consisted of a net revenue growth rate ranging from 10% to 15% and EBT growth rate ranging from 12% to 24%. These ranges translate into annual bonus payouts ranging from 75% to 125% of the Chief Executive Officer's and the President's base salaries and 50% to 100% of all other NEOs' base salaries. The 2022 goals for the PGI were designed to align participants with achievement of profitable growth outcomes. In August 2022, Shelley Simpson was promoted to President and her eligible bonus under the PGI bonus plan was prorated between the two aforementioned payouts accordingly.

The 2022 annual PGI bonus payout targets compared with actual reported results and actual payouts were as follows:

Period	Net Revenue / EBT Growth %				Bonus Payout % of Salary			
	Min.	Target	Max.	Reported	Min.	Target	Max.	Actual
Annual – CEO and President	10.0 / 12.0	12.0 / 18.0	15.0 / 24.0	13.4 / 28.1	75.0	100.0	125.0	112.5
Annual – All other NEOs	10.0 / 12.0	12.0 / 18.0	15.0 / 24.0	13.4 / 28.1	50.0	75.0	100.0	87.5

Actual earned bonus amounts for each NEO under the PGI plan are as follows:

	Total Annual ($)
John N. Roberts, III	1,102,500
John Kuhlow	415,625
Shelley Simpson	659,529
Nicholas Hobbs	546,875
Darren Field	459,375

Long-Term, Equity-Based Award

Each executive is eligible to receive a long-term incentive award of performance-based restricted share units. Performance-based restricted share units are intended to help achieve the objectives of the compensation program, including the retention of high-performing and experienced talent, a career orientation, and strong alignment with stockholders' interests. The performance-based restricted share units are awarded and settled from shares reserved for issuance under the MIP. The Compensation Committee approves or adjusts the award based on the above criteria for all NEOs. The awards for the Company's Chairman of the Board and Chief Executive Officer are presented for final approval to the Company's independent Board members. The Compensation Committee believes that performance-based restricted share units must be sufficient in size to provide a strong, long-term performance and retention incentive for executives and to increase their vested interest in the Company. Performance-based restricted share units are used as long-term incentives because they are less dilutive to shares outstanding and to profits. Performance-based restricted share units generally vest over a time period ranging from two to ten years.

For 2022, the Compensation Committee granted two types of performance-based restricted share units to the NEOs of the Company: those based on operating income and those based on ROIC/EBITDA. Three-fourths of the annual NEO restricted share units awarded are subject to future annual operating income targets with incremental vesting, consistent with past awards, while the remaining one-fourth are contingent on two additional metrics measured cumulatively over three years with single cliff vesting at the end of the three-year performance period.

For grants based on operating income, each grant typically vests incrementally over a vesting schedule ranging from two to ten years, subject to service and performance conditions. Each portion that vests in a particular year, or each tranche, of performance-based awards is contingent on the Company's attainment of predetermined performance goals established by the Compensation Committee. Historically, the Compensation Committee has predominantly set operating income targets for each tranche of performance-based restricted share units granted to NEOs.

Therefore, while an NEO may receive a grant that vests over a period of years, the operating income performance goal must be met for each tranche in order for the NEO to receive the full value of the grant. Failure to meet the operating income goal for any tranche would cause that portion of the total grant to be forfeited by the NEO.

For grants based on ROIC/EBITDA, one-half of the three-year cliff vesting portion (one-eighth of the total award) is contingent on the Company's attainment of a predetermined range of future earnings before interest, taxes, depreciation, and amortization (EBITDA) targets. The vesting range requires a minimum threshold of EBITDA to be met before any vesting occurs. Depending on the extent to which actual EBITDA exceeds the minimum threshold of the range, the ultimate vesting of the awards can range from 0% to 150% of the original units granted. The remaining one-eighth portion of the total annual award is contingent on the Company's attainment of a targeted three-year return on invested capital (ROIC) relative to the ROIC consistently calculated for the same reporting periods for each company included in the following additional independent peer group of 13 transportation and logistics companies in the national marketplace:

CH Robinson Worldwide, Inc.	CSX Corporation	Expeditors Int'l of Washington, Inc.
Forward Air Corporation	Hub Group, Inc.	Knight-Swift Transportation Holdings, Inc.
Landstar System, Inc.	Norfolk Southern Corporation	Old Dominion Freight Line, Inc.
Ryder System, Inc.	Schneider National Inc.	Union Pacific Corporation
XPO, Inc.		

In January 2023, the Compensation Committee retroactively replaced Kansas City Southern with Union Pacific Corporation in the ROIC peer group above due to the pending acquisition of Kansas City Southern by Canadian Pacific Railway Limited.

Depending on which level of ROIC is obtained, the ultimate vesting of the awards can range from 0% to 200% of the original units granted. Consistent with prior grants, all performance criteria used within the awards were established by the Compensation Committee. The Compensation Committee intends to continue to evaluate expansion of equity-based awards subject to these performance conditions in the future.

2022 NEO Restricted Share Unit Awards Summary



- Operating Income Performance-Based Units
- EBITDA Performance-Based Units
- ROIC Performance-Based Units



75.0%

12.5%

12.5%

The Compensation Committee believes that restricted share units are currently more effective than stock options in achieving the Company's compensation objectives, as these grants are subject to less market volatility and are less dilutive to stockholders. NEOs realize immediate value as restricted share units vest, with such value increasing as the Company's stock performance increases. Cash dividends are not paid and there are no voting rights on unvested restricted share units.

In determining the number of performance-based restricted share unit grants for each NEO, the Compensation Committee reviewed peer market data provided by Meridian and a detailed analysis of each NEO's vested and unvested stock holdings. In considering unvested stock holdings, the Committee reviewed a forecast of the timing of potential future restricted stock unit vesting for each NEO over the next ten years.

The Compensation Committee subjectively considered the following objectives (without any particular weighting) when determining the form and amount of performance-based restricted share units granted to NEOs in 2022:

- align NEOs' long-term interests with those of the Company's stockholders,
- strengthen retention hooks for NEOs over the long term,
- ensure competitiveness of NEOs' total compensation opportunity through an emphasis on performance-based long-term stock compensation,
- reinforce share holdings of NEOs,
- align NEOs' compensation with the Company's long-term leadership succession planning initiatives, and
- bolster the continuity of the entire management team through an upcoming period of critical strategic goals and milestones for the Company.

The Compensation Committee and/or independent directors approved the following performance-based and time-based restricted share unit grants, which are recorded based on target performance levels:

	Annual Operating Income Performance-Based Units (#)	Annual ROIC/ EBITDA[1] Performance-Based Units (#)	Promotional Operating Income Performance Based Units (#)	Total Fair Value ($)
John N. Roberts, III	25,260	8,420	-	6,592,523
John Kuhlow	6,923	2,307	-	1,806,680
Shelley Simpson	8,420	2,806	28,880	7,080,985
Nicholas Hobbs	8,420	2,806	-	2,197,377
Darren Field	8,420	2,806	-	2,197,377

(1) One-half of these annual restricted share units are based on ROIC targets and another one-half are based on EBITDA targets, as further discussed in this section above.

The fair value of the awards was based on a 2.33% discount from the Company's closing stock price of $200.41 on January 20, 2022, except for Ms. Simpson's promotional performance-based award, which was based on a 2.33% discount from the Company's closing stock price of $173.13 on July 20, 2022. The discounts represent the present values of expected dividends to be paid on the Company's common stock, using the current dividend rate and the risk-free interest rate, over the vesting period. The Company believes that these discounts are appropriate to value the restricted share units, as the units do not collect or accrue dividends until the awards vest and are settled with Company stock.

Executive Compensation

The 2022 NEO annual awards shown above vest in annual increments over four years, beginning January 31, 2023, or cliff vest on March 31, 2025, while Ms. Simpson's promotional performance-based award will vest in equal annual installments over a 10-year period with an initial vest on August 1, 2023 and subsequent vests on January 31 beginning in 2024, all subject to the Compensation Committee's certification of the Company's attainment of predetermined operating metrics.

Deferred Compensation

The Company administers a Deferred Compensation Plan for certain of its officers. The employee participant may elect on an annual basis to defer part of his or her salary and/or annual bonus awards. This plan assists key employees in planning for retirement. The Company contributes nothing to the plan, and participants are not permitted to defer shares of Company stock.

Health and Welfare Benefits

The Company provides benefits such as medical, vision, life insurance, long-term disability coverage, and 401(k) plan opportunities to all eligible employees, including the NEOs. The Company provides up to $750,000 in life insurance coverage and up to $10,000 per month in long-term disability coverage. The value of these benefits is not required to be included in the Summary Compensation Table since they are available to all employees on a nondiscriminatory basis. The Company matches certain employee contributions to the 401(k) plan. The Company provides no postretirement medical or supplemental retirement benefits to its employees.

The Company also provides vacation, sick leave, and other paid holidays to employees, including the NEOs, that are comparable to those provided at other transportation companies. The Company's commitment to provide employee benefits is due to our recognition that the health and well-being of our employees contributes directly to a productive and successful work life that produces better results for the Company and for its employees.

The Company may provide executive officers a taxable allowance of up to $5,000 per calendar year for an annual physical and ordinary and necessary travel, meals and lodging in connection with the physical. Alternatively, the Company may offer executive officers the opportunity to participate, on a voluntary basis, in an executive health program where the Company will pay the costs, up to $5,000 annually, related to a comprehensive health assessment to address the executive's overall medical needs and assess health risks. This benefit is available only for actual expenses up to $5,000 incurred by the executive officer during the calendar year in which the benefit is provided.

Personal Benefits

The Company provides certain perquisites to management employees, including the NEOs, as summarized below.

Company Aircraft

The Company actively participates in shared ownership of aircraft services with NetJets. With the approval of the Chief Executive Officer, the NEOs and other management employees use Company aircraft services for business purposes. Personal use of Company aircraft services is provided to executive officers on a very limited basis and to other management employees in the event of emergency or other urgent situations. Also, at the discretion of NetJets, the personal account of an executive officer could be linked to the Company's direct NetJets agreement to allow the individual to receive a discounted monthly management fee, at no incremental cost to the Company.

Company Vehicles

The Company does not provide Company-owned cars to executives.

Other Perquisites

The Company provides executive officers a taxable allowance of up to $15,000 a year for financial counseling services, which may include legal, financial, estate and/or tax planning, and tax return preparation. This benefit is based on the actual cost of the services. The Company also provides country club and airline/rental car club memberships to certain of its executive officers. These memberships are valued based on the actual costs of the membership, including dues, regardless of whether use was personal or business. The Company also offers executive officers security services, available for primary and secondary residences, in the form of home security systems, monitoring services, or security consulting, the benefit of which is also based on the actual third-party cost or actual time spent and employment cost incurred. Each executive officer is also assigned an administrative assistant who, from time to time, may provide administrative support for personal matters of the executive officer, the benefit of which is based on the actual time spent and employment cost incurred. In addition, as with other members of senior management, executive officers may utilize tickets to entertainment or social events provided to the Company in connection with a corporate sponsorship or charitable contribution, at no incremental cost to the Company.

Severance Agreements

The Company does not have employment contracts or predetermined personal severance agreements with any of its executives. However, according to the terms of the awards granted under the previously mentioned MIP, all outstanding restricted share units are subject to accelerated or immediate vesting upon the occurrence of a double triggering event, which requires both a "change in control" and the NEO's retirement, termination by the Company without cause, or resignation for good reason.

Generally, a "change in control" is deemed to occur when more than 30% of the outstanding shares of common stock of the Company change ownership in a transaction that is not a merger, reorganization, or consolidation, when the persons who constitute the Company's incumbent board of directors cease to constitute a majority of the board, or upon the consummation of a merger, reorganization, consolidation, or similar form of corporate transaction involving the Company that requires the approval of the Company's stockholders where more than 50% of the outstanding shares change ownership or a complete liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company.

SUMMARY COMPENSATION

The following table summarizes the total compensation earned by or paid to the Chief Executive Officer, Chief Financial Officer, the next three most highly compensated executive officers of the Company who served in such capacities as of December 31, 2022, for services rendered to the Company. These officers are referred to as the NEOs in this Proxy Statement.

Name and Principal Position	Year	Salary ($) [1]	Stock Awards ($) [2]	Option Awards ($) [2]	Non-Equity Incentive Plan Compensation ($) [1]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John N. Roberts, III CEO	2022	975,385	6,592,523	—	1,631,700	—	40,847	9,240,455
	2021	937,115	6,042,085	—	1,786,000	—	36,681	8,801,881
	2020	912,115	6,507,402	—	—	—	33,855	7,453,372
John Kuhlow CFO, CAO, and EVP	2022	466,346	1,806,680	—	672,125	—	14,233	2,959,384
	2021	400,000	1,702,642	—	660,000	—	10,400	2,773,042
	2020	231,123	1,134,409	—	—	—	6,934	1,372,466
Shelley Simpson President	2022	660,577	7,080,985	—	1,051,029	—	24,468	8,817,059
	2021	600,000	2,043,170	—	990,000	—	33,631	3,666,801
	2020	541,500	2,780,603	—	—	—	27,341	3,349,444
Nicholas Hobbs COO, President of Contract Services, and EVP	2022	622,116	2,197,377	—	884,375	—	21,801	3,725,669
	2021	600,000	2,043,170	—	990,000	—	28,212	3,661,382
	2020	541,500	2,780,603	—	—	—	19,846	3,341,949
Darren Field President of Intermodal and EVP	2022	516,346	2,197,377	—	742,875	—	24,351	3,480,949
	2021	444,231	2,043,170	—	742,500	—	20,665	3,250,566
	2020	387,308	2,116,211	—	—	—	25,523	2,529,042

(1) Non-equity incentive plan compensation (paid as a bonus) and salary amounts shown above are reported as gross earnings. Totals may include amounts transferred into the deferred compensation plan and/or into the Company's 401(k) plan. All non-equity awards are reported in the year in which they are earned.

(2) Amounts reflect grant date fair value of each individual's specific award, which will be earned over the vesting period (two to ten years) and the achievement of operating income, EBITDA, or ROIC performance goals established by the Compensation Committee at the time of grant. No stock options were granted during 2022, 2021, or 2020.

Components of All Other Compensation for Calendar Year 2022

Name	Perquisites and Other Personal Benefits ($)	Company Contributions to 401(k) Plan ($)	Restricted Share Units Accelerated Vesting ($)	Total ($)
John N. Roberts, III	31,697	9,150	—	40,847
John Kuhlow	5,510	8,723	—	14,233
Shelley Simpson	15,318	9,150	—	24,468
Nicholas Hobbs	12,651	9,150	—	21,801
Darren Field	15,619	8,732	—	24,351

Components of Perquisites for Calendar Year 2022

Name	Personal Administrative Support ($)	Security Services ($)	Personal Use of Company Plane ($) [1]	Legal and Accounting Fees ($)	Club Dues ($)	Total Perquisites and Other Personal Benefits ($)
John N. Roberts, III	3,659	1,759	—	15,000	11,279	31,697
John Kuhlow	—	298	—	—	5,212	5,510
Shelley Simpson	—	2,047	—	4,113	9,158	15,318
Nicholas Hobbs	—	181	1,800	—	10,670	12,651
Darren Field	1,879	—	1,092	835	11,813	15,619

(1) The value of personal aircraft usage reported above is based on the Company's actual invoiced amount from NetJets for the variable costs incurred on each trip. Since the Company's aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as depreciation and management fees. In addition to the above, on certain occasions, an executive's spouse or other family member may accompany the executive on a flight when such person is invited to attend the event for appropriate business purposes. No additional direct operating cost is incurred in such situations under the foregoing methodology; however, the value of personal use of Company aircraft is imputed for federal income tax purposes as income to the NEO. Nicholas Hobbs and Darren Field had such imputed income in 2022. This value is calculated pursuant to Internal Revenue Service guidelines using Standard Industry Fare Level rates, which are determined by the U.S. Department of Transportation. Also, throughout 2022, John N. Roberts, III maintained a personal account with NetJets that was linked to the Company's direct NetJets agreement and allowed Mr. Roberts to receive a discounted monthly management fee, at no Incremental cost to the Company.

Executive Compensation

Grants of Plan-Based Awards for 2022

The following table reflects estimated possible payouts under equity and non-equity incentive plans to the NEOs during 2022. The Company's non-equity incentive-based awards are granted to the NEOs based upon pre-established performance goals set annually by the Compensation Committee with a performance period equal to the calendar year for which the performance goals are set. Equity-based awards are subject to performance periods ranging from one to three years, as further described on page 63 under "Long-Term, Equity-Based Award."

The MIP is an annual plan consisting of equity-based awards only. The number of performance-based or time-based restricted share units awarded is measured based on the executive's level of responsibility and other matters described on page 63 under "Long-Term, Equity-Based Award." Dividends are not paid on unvested awards of performance-based or time-vested restricted share units.

In 2022, NEOs were eligible to earn cash bonuses under the non-equity incentive award plans based on the Company's operating income, revenue, and EBT for the calendar year. Please refer to page 62 under "Annual Bonus Award" for further detail.

		Estimated Possible Payouts Under Non-Equity Incentive Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards	All Other Option Awards		
Name/Award	Grant Date	Threshold ($)	Target ($)	Maximum ($) [1]	Threshold (#)	Target (#) [2]	Maximum (#)	Number of Shares of Stock or Units (#)	Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) [3]
John. N. Roberts, III											
AOI	1/20/22	—	—	—	6,315	25,260	25,260	—	—	—	4,944,393
EBITDA	1/20/22	—	—	—	2,105	4,210	6,315	—	—	—	824,065
ROIC	1/20/22	—	—	—	4,210	4,210	8,420	—	—	—	824,065
CBP	1/20/22	147,000	455,700	588,000	—	—	—	—	—	—	—
PGI	1/20/22	735,000	980,000	1,225,000	—	—	—	—	—	—	—
John Kuhlow											
AOI	1/20/22	—	—	—	1,730	6,923	6,923	—	—	—	1,355,108
EBITDA	1/20/22	—	—	—	577	1,154	1,730	—	—	—	225,884
ROIC	1/20/22	—	—	—	1,153	1,153	2,307	—	—	—	225,688
CBP	1/20/22	71,250	220,875	285,000	—	—	—	—	—	—	—
PGI	1/20/22	237,500	356,250	475,000	—	—	—	—	—	—	—
Shelley Simpson											
AOI	1/20/22	—	—	—	2,105	8,420	8,420	—	—	—	1,648,131
Promo.	7/20/22	—	—	—	2,888	28,880	28,880	—	—	—	4,883,608
EBITDA	1/20/22	—	—	—	702	1,403	2,105	—	—	—	274,623
ROIC	1/20/22	—	—	—	1,403	1,403	2,806	—	—	—	274,623
CBP	1/20/22	108,750	337,125	435,000	—	—	—	—	—	—	—
PGI	1/20/22	408,850	575,500	742,200	—	—	—	—	—	—	—

Name/Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards	All Other Option Awards		
		Threshold ($)	Target ($)	Maximum ($) [1]	Threshold (#)	Target (#) [2]	Maximum (#)	Number of Shares of Stock or Units (#)	Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) [3]
Nicholas Hobbs											
AOI	1/20/22	—	—	—	2,105	8,420	8,420	—	—	—	1,648,131
EBITDA	1/20/22	—	—	—	702	1,403	2,105	—	—	—	274,623
ROIC	1/20/22	—	—	—	1,403	1,403	2,806	—	—	—	274,623
CBP	1/20/22	93,750	290,625	375,000	—	—	—	—	—	—	—
PGI	1/20/22	312,500	468,750	625,000	—	—	—	—	—	—	—
Darren Field											
AOI	1/20/22	—	—	—	2,105	8,420	8,420	—	—	—	1,648,131
EBITDA	1/20/22	—	—	—	702	1,403	2,105	—	—	—	274,623
ROIC	1/20/22	—	—	—	1,403	1,403	2,806	—	—	—	274,623
CBP	1/20/22	78,750	244,125	315,000	—	—	—	—	—	—	—
PGI	1/20/22	262,500	393,750	525,000	—	—	—	—	—	—	—

(1) This column reflects the maximum non-equity incentive award each NEO was eligible to receive for 2022 under the percentage assigned to each NEO for the cash bonus pools. The actual awards earned are reported in the Summary Compensation Table shown on page 68 of this Proxy Statement.

(2) This column reflects the number of performance-based restricted share units that were granted to the NEOs in 2022.

(3) The fair value of the awards was based on a 2.33% discount from the Company's closing stock price of $200.41 on January 20, 2022, or for Ms. Simpson's promotional award, the Company's closing stock price of $173.13 on July 20, 2022, both measured at the target performance level. The discount represents the present value of expected dividends to be paid on the Company's common stock, using the current dividend rate and the risk-free interest rate, over the vesting period. The Company believes that this discount is appropriate to value the performance-based restricted share units, as the units do not collect or accrue dividends until the awards vest and are settled with Company stock. Performance-based restricted share units subject to EBITDA and ROIC are recorded at their target of 100% of the units granted.

Key to Plan-Based Awards Table:
AOI – Annual Operating Income Performance-Based Units
EBITDA – Annual EBITDA Performance-Based Units
ROIC – Annual ROIC Performance-Based Units
Promo. – Promotion Operating Income Performance-Based Units
CBP – Company Bonus Plan
PGI – Performance Growth Incentive Plan

Outstanding Equity Awards at Calendar Year-end 2022

As of December 31, 2022, there were no outstanding stock options held by the NEOs. The following table sets forth information concerning restricted share units held by the NEOs as of December 31, 2022.

Name	Number of Shares or Units of Stock That Have Not Vested (#) [1]	Market Value of Shares or Units of Stock That Have Not Vested ($) [2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [1]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [2]
John N. Roberts, III			14,109	2,460,045
			18,850	3,286,686
			12,567	2,191,182
			23,715	4,134,947
			10,539	1,837,580
			25,260	4,404,334
			8,420	1,468,111
John Kuhlow	344	59,980		
	606	105,662		
			7,471	1,302,644
			6,683	1,165,248
			2,970	517,849
			6,923	1,207,094
			2,307	402,249
Shelley Simpson	6,667	1,162,458		
			5,051	880,692
			6,557	1,143,279
			4,371	762,128
			3,735	651,235
			8,019	1,398,193
			3,564	621,419
			8,420	1,468,111
			2,806	489,254
			28,880	5,035,517
Nicholas Hobbs	6,667	1,162,458		
			5,051	880,692
			6,557	1,143,279
			4,371	762,128
			3,735	651,235
			8,019	1,398,193
			3,564	621,419
			8,420	1,468,111
			2,806	489,254
Darren Field	1,374	239,571		
			7,162	1,248,766
			10,272	1,791,026
			2,186	381,151
			8,019	1,398,193
			3,564	621,419
			8,420	1,468,111
			2,806	489,254

(1) Restricted share units are time-vested or performance-based awards. Effective vesting dates, pending achievement of required performance goals set for performance-based awards, are noted below. Performance-based restricted share units subject to EBITDA and ROIC are recorded at their target of 100% of the units granted.

Time-Based Awards

	Shares Vesting	Vesting Date	Shares Vesting	Vesting Date
John Kuhlow	344	10/31/23	303	10/31/24
	303	10/31/23		
Shelley Simpson	6,667	7/15/23		
Nicholas Hobbs	6,667	7/15/23		
Darren Field	687	1/31/23	687	1/31/24

Performance-Based Awards

	Shares Vesting	Vesting Date	Shares Vesting	Vesting Date
John N. Roberts, III	14,109	1/31/23	10,539	3/31/24
	9,425	1/31/23	6,315	1/31/23
	9,425	1/31/24	6,315	1/31/24
	12,567	3/31/23	6,315	1/31/25
	7,905	1/31/23	6,315	1/31/26
	7,905	1/31/24	8,420	3/31/25
	7,905	1/31/25		
John Kuhlow	2,490	1/31/26	2,970	3/31/24
	2,490	1/31/27	1,730	1/31/23
	2,491	1/31/28	1,731	1/31/24
	2,227	1/31/23	1,731	1/31/25
	2,228	1/31/24	1,731	1/31/26
	2,228	1/31/25	2,307	3/31/25
Shelley Simpson	5,051	1/31/23	2,105	1/31/25
	3,278	1/31/23	2,105	1/31/26
	3,279	1/31/24	2,806	3/31/25
	4,371	3/31/23	2,888	8/1/23
	1,245	1/31/26	2,888	1/31/24
	1,245	1/31/27	2,888	1/31/25
	1,245	1/31/28	2,888	1/31/26
	2,673	1/31/23	2,888	1/31/27
	2,673	1/31/24	2,888	1/31/28
	2,673	1/31/25	2,888	1/31/29
	3,564	3/31/24	2,888	1/31/30
	2,105	1/31/23	2,888	1/31/31
	2,105	1/31/24	2,888	1/31/32
Nicholas Hobbs	5,051	1/31/23	2,673	1/31/24
	3,278	1/31/23	2,673	1/31/25
	3,279	1/31/24	3,564	3/31/24
	4,371	3/31/23	2,105	1/31/23
	1,245	1/31/26	2,105	1/31/24
	1,245	1/31/27	2,105	1/31/25
	1,245	1/31/28	2,105	1/31/26
	2,673	1/31/23	2,806	3/31/25
Darren Field	2,364	1/31/24	2,186	3/31/23
	2,364	1/31/25	2,673	1/31/23
	2,434	1/31/26	2,673	1/31/24
	2,513	1/31/23	2,673	1/31/25
	2,513	1/31/24	3,564	3/31/24
	874	1/31/25	2,105	1/31/23
	874	1/31/26	2,105	1/31/24
	874	1/31/27	2,105	1/31/25
	874	1/31/28	2,105	1/31/26
	875	1/31/29	2,806	3/31/25
	875	1/31/30		

(2) Values are based on the last closing market price of $174.36 on December 31, 2022.

Restricted Share Units Vested for 2022

The following table sets forth information concerning restricted share units vested during 2022.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [1] [2]
John N. Roberts, III	7,904	1,521,836
	9,425	1,814,690
	5,700	1,097,478
	14,108	2,716,354
	7,959	1,532,426
Total	45,096	8,682,784
John Kuhlow	2,227	428,787
	302	51,663
	344	58,848
	3,340	559,717
	255	43,623
Total	6,468	1,142,638
Shelley Simpson	2,673	514,659
	3,278	631,146
	2,186	420,892
	5,051	972,520
	6,667	1,117,256
	2,850	548,739
Total	22,705	4,205,212
Nicholas Hobbs	2,673	514,659
	3,278	631,146
	2,186	420,892
	5,051	972,520
	6,667	1,117,256
	2,850	548,739
Total	22,705	4,205,212
Darren Field	2,673	514,659
	874	168,280
	1,639	315,573
	1,096	211,024
	687	132,275
	443	85,295
Total	7,412	1,427,106

Executive Compensation

(1) Value realized on the acquired shares shown above is gross earnings. Values are earned over multiple years. The receipt of vested shares in calendar year 2022 should not be interpreted to mean that all value was earned in the year the shares were received. Each executive retained a portion of the available vested shares as shown below:

John N. Roberts, III	25,095
John Kuhlow	4,705
Shelley Simpson	12,633
Nicholas Hobbs	12,385
Darren Field	4,863

(2) Values represent the fair market value of the underlying common stock on the date of vesting.

Components of Nonqualified Deferred Compensation for Calendar Year 2022

We have a nonqualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. Participants can elect to defer up to a maximum of 50% of their base salary as well as up to 85% of their bonus for the year. The compensation deferred under this plan is credited with earnings or losses of investments elected by plan participants. Each participant is fully vested in all deferred compensation and earnings; however, these amounts are subject to general creditor claims until actually distributed to the employee. A participant may elect to receive deferred amounts in one payment or in quarterly installments payable over a period of two to 25 years upon reaching the age of 55, having 15 years of service, or becoming disabled. Our total liability under this plan was $25,148,974 as of December 31, 2022, and $26,047,670 as of December 31, 2021. These amounts are included in other long-term liabilities in our Consolidated Balance Sheets. Participant withholdings are held by a trustee and invested as directed by participants. These investments are included in "other assets" in our Consolidated Balance Sheets and totaled $25,148,974 as of December 31, 2022, and $26,047,670 as of December 31, 2021. No NEO participated in our nonqualified deferred compensation plan in 2022.

Potential Post-Employment Benefits

The Company generally does not have employment contracts or predetermined personal severance agreements with any of its executives. However, according to the terms of the awards granted under the previously mentioned MIP, all outstanding restricted share units are subject to accelerated or immediate vesting upon the occurrence of a double triggering event, which requires both a "change in control" and the NEO's retirement, termination by the Company without cause, or resignation for good reason. In addition, the Compensation Committee may permit the accelerated vesting of restricted share units in the event of the NEO's death or disability.

Generally, a "change in control" is deemed to occur when more than 30% of the outstanding shares of common stock of the Company change ownership in a transaction that is not a merger, reorganization or consolidation, when the persons who constitute the Company's incumbent board of directors cease to constitute a majority of the board, or upon the consummation of a merger, reorganization, consolidation or similar form of corporate transactions involving the Company that requires the approval of the Company's stockholders where more than 50% of the outstanding shares change ownership or a complete liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company. The awards granted under the previously mentioned MIP are also subject to certain non-competition covenants for a two-year period following cessation of employment with the Company.

Potential benefits to an NEO due to his or her separation of service without cause, retirement, or resignation for good reason following a "change in control," or in the event the Compensation Committee permits accelerated vesting of outstanding restricted share units upon the NEO's death or disability, are shown below. The amounts represent the immediate vesting of all outstanding restricted share units and are valued using the last closing market price of $174.36 on December 31, 2022.

John N. Roberts, III	$19,782,885
John Kuhlow	4,760,726
Shelley Simpson	13,612,286
Nicholas Hobbs	8,576,769
Darren Field	7,637,491

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act), we are providing the following information about the relationship of the annual total compensation of our "median employee" and the annual total compensation of our CEO.

For 2022, our last completed fiscal year:

- The median of the annual total compensation of all of the Company's employees, other than our CEO, was $74,311.

- The annual total compensation of our CEO was $9,240,455.

- Based on this information, the ratio for 2022 of the annual total compensation of our CEO to the median of the annual total compensation of all other employees was 124 to 1.

In determining the median of the annual total compensation of all of the Company's employees, other than our CEO, we are required to identify the Company's "median employee." Item 402(u) of Regulation S-K requires us to identify the Company's median employee once every three years, unless a change in employee population or compensation arrangements is likely to result in a significant change in our CEO pay ratio disclosures. In 2022, the employee population increased, and the Company identified a new "median employee."

To identify the "median employee" in 2022, we performed the following:

- We conducted a full analysis of our employee population as of our determination date of December 31, 2022.

- We excluded employees residing in Mexico and Canada from our calculation under the De Minimis Exemption. Employees located in Mexico and Canada constituted 0.15% and 0.02% of our total employee population, respectively, which consisted of 56 individuals in Mexico and 8 individuals in Canada as of our determination date.

- Our employee population, after taking into consideration the aforementioned adjustments, consisted of 37,087 individuals. Of these employees, 36,755 individuals were full-time (or full-time equivalent) employees, with the remainder employed on a part-time (less than 30 hours per week) basis. 99.83% of our employees (37,087 individuals) were located in the United States.

- We used a definition that was not total compensation and instead chose the aggregate of the employee's base pay and cash incentive bonuses paid during the period of January 1, 2022, through December 31, 2022. These balances were then annualized, with any anomalous reported earnings being replaced with a substantially similar employee balance. Reasons for the replacement of anomalous earnings were primarily due to a lack of adequate length of employment history with the company or the employee incurring a leave of absence during the analysis period.

Executive Compensation

- Using this methodology, we determined that the "median employee" was a warehousing, distribution, and transportation coordinator.

To determine the annual total compensation of the "median employee" for 2022, we identified and calculated the elements of compensation for this identified employee in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

Pay Versus Performance

The table below reports calculated compensation actually paid for our CEO, considered our principal executive officer, and averages of calculated compensation actually paid for our remaining reported NEOs, together with shareholder returns, net income and operating income for the past three years. The Compensation Committee considers operating income to be the most important financial performance measure used to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to the Company's performance.

Pay versus Performance Table

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year (a)	Summary Compensation Table Total For PEO ($)[1] (b)	Compensation Actually Paid to PEO ($)[2] (c)	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3] (d)	Average Compensation Actually Paid to Non-PEO NEOs ($)[4] (e)	Total Shareholder Return ($)[5] (f)	Peer Group Total Shareholder Return ($)[6] (g)	Net Income ($) (thousands)[7] (h)	Operation Income ($) (thousands)[8] (i)
2020	7,453,372	10,215,473	3,552,426	3,597,136	118.10	121.49	506,035	713,119
2021	8,801,881	16,995,242	3,337,948	6,489,537	177.90	164.69	760,806	1,045,530
2022	9,240,455	5,614,863	4,745,765	3,310,170	153.12	135.94	969,351	1,331,553

(1) This column lists the total compensation amount for our principal executive officer (PEO), John N. Roberts, III, reported in the Summary Compensation Table shown on page 68 of this Proxy Statement.

(2) For each year listed, this column is calculated as follow:

		2020	2021	2022
	Total Compensation as reported SCT	$ 7,453,372	$ 8,801,881	$ 9,240,455
(Subtract)	Pension values reported in SCT for covered fiscal year	—	—	—
(Subtract)	Fair value of stock awards granted during covered fiscal year	(6,507,402)	(6,042,085)	(6,592,523)
Add	Pension value attributable to covered fiscal year's service and any change in pension value attributable to plan amendments made in the covered year	—	—	—
Add	Fair value of stock awards granted in covered fiscal year and that are unvested at end of such covered fiscal year – valued at year-end	7,779,212	8,384,433	5,735,618
Add	Fair value of stock awards granted in covered fiscal year that vested during such covered fiscal year – valued on date of vesting	—	—	—
Add	Dividends or other earnings paid on stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	—	—	—
Add/(Subtract)	Change in fair value from end of prior fiscal year to end of covered fiscal year for awards made in prior fiscal years that were unvested at end of current fiscal year	1,361,340	5,510,480	(2,280,415)
Add/(Subtract)	Change in fair value from end of prior fiscal year to vesting date for awards made in prior fiscal years that vested during covered fiscal year	128,951	340,533	(488,272)
(Subtract)	Fair value of awards forfeited in current fiscal year determined at end of prior fiscal year	—	—	—
Equals	Compensation Actually Paid to PEO	$ 10,215,473	$ 16,995,242	$ 5,614,863

(3) This column lists the average total compensation amount for our other non-PEO NEOs reported in the Summary Compensation Table shown on page 68 of this Proxy Statement or for the year 2020, reported in the Summary Compensation Table included in our 2021 Proxy Statement filed on March 18, 2021. The non-PEO NEOs included are as follows:

2020
David G. Mee – former Chief Financial Officer and Executive Vice President, Finance/Administration
John Kuhlow – Chief Financial Officer, Chief Accounting Officer, and Executive Vice President
Shelley Simpson – Chief Commercial Officer and Executive Vice President of People and Human Resources
Nicholas Hobbs – Chief Operating Officer, President of Contract Services, and Executive Vice President
Darren Field – President of Intermodal and Executive Vice President
Terrence D. Matthews – former President of Intermodal and Executive Vice President

2021
John Kuhlow – Chief Financial Officer, Chief Accounting Officer, and Executive Vice President
Shelley Simpson – Chief Commercial Officer and Executive Vice President of People and Human Resources
Nicholas Hobbs – Chief Operating Officer, President of Contract Services, and Executive Vice President
Darren Field – President of Intermodal and Executive Vice President

2022
John Kuhlow – Chief Financial Officer, Chief Accounting Officer, and Executive Vice President
Shelley Simpson – President
Nicholas Hobbs – Chief Operating Officer, President of Contract Services, and Executive Vice President
Darren Field – President of Intermodal and Executive Vice President

(4) For each year listed, this column is calculated as follow:

		2020	2021	2022
	Total Average Compensation as reported SCT	$ 3,552,426	$ 3,337,948	$ 4,745,765
(Subtract)	Pension values reported in SCT for covered fiscal year	—	—	—
(Subtract)	Fair value of stock awards granted during covered fiscal year	(1,851,489)	(1,958,038)	(3,320,605)
Add	Pension value attributable to covered fiscal year's service and any change in pension value attributable to plan amendments made in the covered year	—	—	—
Add	Fair value of stock awards granted in covered fiscal year and that are unvested at end of such covered fiscal year – valued at year-end	1,693,017	2,717,115	3,056,371
Add	Fair value of stock awards granted in covered fiscal year that vested during such covered fiscal year – valued on date of vesting	5,931	—	—
Add	Dividends or other earnings paid on stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	—	—	—
Add/(Subtract)	Change in fair value from end of prior fiscal year to end of covered fiscal year for awards made in prior fiscal years that were unvested at end of current fiscal year	354,143	2,185,409	(904,527)
Add/(Subtract)	Change in fair value from end of prior fiscal year to vesting date for awards made in prior fiscal years that vested during covered fiscal year	(156,892)	207,103	(266,834)
(Subtract)	Fair value of awards forfeited in current fiscal year determined at end of prior fiscal year	—	—	—
Equals	Average Compensation Actually Paid to NEOs	$ 3,597,136	$ 6,489,537	$ 3,310,170

(5) This column lists a cumulative 3-year total return of stockholders of our common stock and assumes the value of the investment (including reinvestment of dividends) was $100 on December 31, 2019 and tracks it through December 31, 2022. The stock price performance included in the column is not necessarily indicative of future stock price performance.

(6) This column lists a cumulative 3-year total return of stockholders of a peer group calculated using the same method for column (f). For 2022, the peer group used was that listed under the section titled "Benchmarking Against a Peer Group" on page 54 of this Proxy Statement. For 2021, the peer group used was the same as 2022, with the omission of Union Pacific Corporation. For 2020, the peer group used was the same as 2021, with the addition of Kansas City Southern. Kansas City Southern was removed and replaced with Union Pacific Corporation due to the pending acquisition of Kansas City Southern by Canadian Pacific Railway Limited. Kansas City Southern was omitted from the 2021 peer group total stockholder return because its common stock was no longer listed for trading at the end of 2021. The cumulative 3-year total stockholder returns through December 31, 2022 of the former peer group (excluding both Union Pacific Corporation and Kansas City Southern), the current peer group, and the Company were $142.89, $135.94 and $153.12, respectively

(7) This column lists our reported net income for the year indicated.

(8) This column lists our reported operating income for the year indicated, which we consider the most Important financial performance measure that was used to link compensation actually paid for the most recent fiscal year to company performance.

Description of the Relationship Between Compensation Actually Paid to Our Named Executive Officers and Company Performance

The following graphs present the relationships between the compensation actually paid to our PEO and average compensation actually paid to our remaining reported NEOs to our total stockholder return, net income, operating income, and our peer group's total stockholder return for the years ended 2020, 2021, and 2022.

Compensation Actually Paid vs. Cumulative TSR



Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Operating Income



Company's Most Important Financial Performance Measures

The following are the most important financial performance measures, as determined by the Company, that link compensation actually paid to our NEOs, for the most recently completed fiscal year, to the Company's performance:

- Net revenue
- Earnings before interest, taxes, depreciation, and amortization (EBITDA)
- Operating income
- Earnings before taxes (EBT)
- Return on invested capital (ROIC)



› Compensation Committee Report

The 2022 Compensation Committee was composed of James L. Robo, Chairperson, Sharilyn S. Gasaway, Gary C. George, Thad Hill, and Gale V. King, none of whom is an officer or employee of the Company and all of whom have been determined by the Board to be independent. The Compensation Committee met three times in 2022 to discuss, among other items, the salaries, bonuses, and other compensation of the senior executive officers and other key employees of the Company, including the Chairman of the Board and the Chief Executive Officer.

The Compensation Committee has reviewed and discussed the preceding CD&A with management, and based upon such review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in the Company's Proxy Statement.

J.B. Hunt Transport Services, Inc.
2022 Executive Compensation Committee
James L. Robo, Chairperson
Sharilyn S. Gasaway
Gary C. George
Thad Hill
Gale V. King

Proposal Number Two

Advisory Vote on Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory (nonbinding) basis, the compensation of our NEOs as disclosed in the Proxy Statement in accordance with SEC rules. Accordingly, we are providing a vote on the resolution set forth below as required by the Dodd-Frank Act and Section 14A of the Securities Exchange Act of 1934, as amended (the Exchange Act).

As discussed in our Compensation Discussion and Analysis (CD&A) on page 51, our executive compensation programs for our NEOs, as well as other executives, are designed to be competitive within the transportation industry and to link executive compensation with the creation of stockholder value. The overall compensation philosophy is guided by the following principles:

- *Compensation levels should be sufficiently competitive to attract and retain key talent.* The Company aims to attract, motivate, and retain high-performance talent to achieve and maintain a leading position in its industry. Our total compensation package should be strongly competitive with other transportation companies.
- *Compensation should relate directly to performance and responsibility.* Total compensation should be tied to and vary with performance and responsibility, both at the Company and individual level, in achieving financial, operational, and strategic objectives. Differentiated pay for high-performing individuals should be proportional to their contributions to the Company's success.
- *Short-term incentive compensation should constitute a significant portion of total executive compensation.* A large portion of total compensation should be tied to performance, and therefore at risk, as position and responsibility increase. Individuals with greater roles and the ability to directly impact strategic direction and long-term results should bear a greater proportion of the risk.
- *Long-term incentive compensation, the Company's MIP, should be closely aligned with stockholders' interests.* Awards of long-term compensation encourage executive officers to focus on the Company's long-range growth and development and incent them to manage from the perspective of stockholders with a meaningful stake in the Company, as well as to focus on long-term career orientation. Participants in the MIP are expected to own Company stock. The expectations are discussed in the CD&A under the caption "Stock Ownership Guidelines."

Generally, the Company's compensation program consists of an annual base salary, short-term cash incentive awards, and an annual long-term, performance-based equity-based award. The Compensation Committee, with recommendations from management, works to create what it believes is the best mix of these components in delivering total direct compensation. Base salaries are not directly related to specific measures of corporate performance, but are determined by the relevance of experience, the scope and complexity of the position, current job responsibilities, retention, and peer group salaries. The short-term cash incentive awards are tied to operating income, revenue, and EBT. The long-term, equity-based awards utilize restricted share units. The restricted share units awarded to the Company's NEOs are performance-based restricted share units, which vest over multiple years upon the Company's attainment of predetermined operating metrics established and approved by the Compensation Committee. Equity awards granted to our NEOs in 2022 and prior years vest annually subject to attainment of annual operating income goals. In 2020, the Compensation Committee adopted an additional three-year performance period for a portion of the NEO equity awards based on cumulative EBITDA and ROIC goals.

Proposal 2
Advisory Vote on Executive Compensation

We believe that the Company's executive compensation programs have been effective in incenting the achievement of our positive results. We are asking our stockholders to indicate their support for our NEO compensation as described in the Proxy Statement. This proposal, commonly known as a "say on pay" proposal, gives you as a stockholder the opportunity to express your views regarding our fiscal year 2022 executive compensation policies and procedures for NEOs. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the policies and procedures described in the Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

RESOLVED, that the stockholders of J.B. Hunt Transport Services, Inc. approve, on an advisory basis, the compensation of the NEOs as disclosed pursuant to Item 402 of Regulation S-K in the Compensation Discussion and Analysis, compensation tables, and related narrative discussion in the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders.

Although this is an advisory vote that will not be binding on the Compensation Committee or the Board, we will carefully review the results of the vote. The Compensation Committee will consider stockholders' concerns and take them into account when designing future executive compensation programs. The Board therefore recommends that you indicate your support of the Company's executive compensation in fiscal year 2022, as outlined in the above resolution.



The Board of Directors unanimously recommends a vote FOR Proposal Number Two



Proposal Number Three

Frequency of Advisory Vote on Executive Compensation

In addition to the nonbinding advisory vote on executive compensation, the Dodd-Frank Act also enables our stockholders to express their preference for having a "say on pay" vote every one, two or three years. Accordingly, we are providing a nonbinding "frequency" vote as required by the Dodd-Frank Act and Section 14A of the Exchange Act. This nonbinding "frequency" vote is required at least once every six years beginning with our 2011 Annual Meeting. At the 2017 Annual Meeting, our stockholders voted for approval of a frequency of holding advisory votes every year with respect to named executive officer compensation. It is the Company's belief, and the Board's recommendation, that this vote should continue to occur every year.

The Company's executive compensation practices are well established, having been in place for several years. The Board believes that providing the Company's stockholders with an advisory vote on executive compensation every year is consistent with the Compensation Committee's approach to evaluating the combination of both short-term and long-term executive compensation policies and procedures.

For the above reasons, the Board recommends that the stockholders vote to hold an advisory vote on executive compensation every year. Each stockholder's vote, however, is not to approve or disapprove the Board's recommendation. When voting on this proposal, each stockholder has four choices, vote on executive pay every year, every two years, every three years, or abstain from voting. As an advisory vote, the vote on this proposal is not binding upon the Board or the Company. However, the Compensation Committee and the Board will consider the outcome of the vote when determining the frequency of future stockholder advisory votes on executive compensation.



The Board of Directors unanimously recommends a vote of "ONE YEAR" on Proposal Number Three



Report of the Audit Committee

The Audit Committee

The 2022 Audit Committee was composed of Sharilyn S. Gasaway, Chairperson, Douglas G. Duncan, and Francesca M. Edwardson. Each served as a member of the Audit Committee during the full 2022 calendar year. The Company's Board has determined that all members of the Audit Committee satisfy the independence and other requirements for audit committee membership pursuant to the NASDAQ corporate governance listing standards and has also determined that Ms. Gasaway and Mr. Duncan each have the attributes of an audit committee financial expert as defined by SEC requirements.

The Audit Committee operates under a written charter adopted by the Board. A copy of the Audit Committee Charter is available on the "Corporate Governance" page of the "Corporate Responsibility" section of the Company's website at jbhunt.com. In carrying out its responsibilities, the Audit Committee, among other things:

- monitors the integrity of the financial reporting process, systems of internal accounting controls, and financial statements and reports of the Company,
- appoints, retains, compensates, and oversees the Company's independent auditors, including reviewing the qualifications, performance, and independence of the independent auditors,
- reviews and preapproves all audit, attest, and review services and permitted non-audit services,
- oversees the performance of the Company's internal audit function, and
- oversees the Company's compliance with legal and regulatory requirements.

In 2022, the Audit Committee met nine times. The Audit Committee schedules its meetings with a view to ensure that it devotes appropriate attention to all of its responsibilities and duties. The Audit Committee's meetings include, whenever appropriate, executive sessions with the Company's independent auditors and the Company's internal auditors, in each case outside the presence of the Company's management.

In performing its oversight role, the Audit Committee reviewed the audited consolidated financial statements for the 2022 calendar year and met and held discussions with management, the Company's internal auditors and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, to discuss those financial statements and the audit related thereto. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles.

The Audit Committee discussed with the independent auditors matters required to be discussed by Auditing Standard 1301 of the Public Company Accounting Oversight Board, as may be modified, supplemented, or amended, which includes, among other items, matters related to the conduct of the audit of the Company's consolidated financial statements. The independent auditors also provided the Audit Committee with written disclosures and the letter required by Rule 3526 of the Public Company Accounting Oversight Board, as may be modified, supplemented, or amended, which relates to the auditors' independence from the Company and its related entities, and the Audit Committee discussed with the independent auditors their independence.

Based on the Audit Committee's discussions with management, the internal auditors, and the independent auditors as described above, and upon its review of the representation of management and the independent auditors and the reports of the independent auditors, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the calendar year ended December 31, 2022, as filed with the SEC.

J.B. Hunt Transport Services, Inc.
2022 Audit Committee Members
Sharilyn S. Gasaway, Chairperson
Douglas G. Duncan
Francesca M. Edwardson



Proposal Number Four

Ratification of Independent Registered Public Accounting Firm

The Audit Committee has selected PricewaterhouseCoopers LLP (PwC) as the Company's independent registered public accounting firm to examine the consolidated financial statements of the Company for the 2023 calendar year. The Board seeks an indication from our stockholders of their approval or disapproval of the Audit Committee's selection of PwC as the Company's independent registered public accounting firm for the 2023 calendar year.

PwC has been our independent auditor since 2021. No relationships exist with PwC other than the usual relationships between auditor and client. Representatives of PwC are expected to be present at the Annual Meeting to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so. If our stockholders do not ratify the appointment of PwC at the Annual Meeting, the Audit Committee will consider such event in its selection of the Company's independent registered public accounting firm for the 2023 calendar year. Additionally, even if the appointment is ratified, the Audit Committee, at its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the 2023 calendar year if it determines that such a change would be in the best interests of the Company and its stockholders.



The Board of Directors unanimously recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the 2023 calendar year

AUDIT AND NON-AUDIT FEES

The Audit Committee preapproves the audit and non-audit services to be rendered to the Company, as well as the fees associated with such services. Generally, management will submit to the Audit Committee a detailed list of services that it recommends the Audit Committee engage the independent auditors to provide for the calendar year. The Audit Committee is informed from time to time regarding the non-audit services actually provided pursuant to the preapproval process. During the year, the Audit Committee periodically reviews the types of services and dollar amounts approved and adjusts such amounts, as it deems appropriate. Unless a service to be provided by the independent auditors has received general preapproval, it will require specific preapproval by the Audit Committee. The Audit Committee also periodically reviews all non-audit services to ensure that such services do not impair the independence of the Company's independent registered public accounting firm. The Audit Committee approved all services provided by PwC for the 2022 and 2021 calendar years. These services included the audit of the Company's annual financial statements, audit of the Company's internal control over financial reporting, review of the Company's quarterly financial statements, consent for and review of registration statements filed by the Company with the SEC, audit of the Company's employee benefit plan, and due diligence related to mergers and acquisitions. See "Report of Audit Committee" set forth earlier for a discussion of auditor independence.

The following table shows the fees billed for audit and other services provided to the Company by PwC for 2022 and 2021 calendar years, respectively:

	2022 ($)	2021 ($)
Audit fees [1]	1,416,122	1,258,000
Audit-related fees [2]	45,000	343,000
Tax fees	—	—
All other fees	—	—

(1) Audit fees consisted of the audit of the Company's annual financial statements, including the audit of the effectiveness of internal control over financial reporting, the review of the Company's quarterly reports on Form 10-Q, and consent for and review of registration statements filed by the Company with the SEC.

(2) Audit-related fees consisted of due diligence related to mergers and acquisitions in 2021 and the audit of the Employee Benefit Plan in 2022.

The Audit Committee has considered whether the non-audit services provided by PwC were compatible with maintaining PwC's independence and has determined that the nature and substance of the limited non-audit services did not impair the status of PwC as the Company's independent registered public accounting firm. PwC did not bill the Company for any other services relating to calendar years 2022 and 2021.

Policy on Audit Committee Preapproval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee has the responsibility of appointing, setting compensation for, and overseeing the work of the independent auditor and has established a policy to preapprove all audit and permissible non-audit services provided by the independent auditor.

Prior to the engagement of the independent auditor for next year's audit, management will submit to the Audit Committee for approval an aggregate of services expected to be rendered during that year for each of four categories of services:

- **Audit services** include audit work performed related to the financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, attestation services, and consultation regarding financial accounting and/or reporting standards.

- **Audit-related services** are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

- **Tax services** include all services performed by the independent auditor's tax personnel except those services specifically related to the audit of the financial statements, including fees in the areas of tax compliance, tax planning, and tax advice.

- **Other services** are those not captured in the other categories. The Company generally does not request such services from the independent auditor.

Prior to the engagement, the Audit Committee preapproves these services by category of service. The fees are budgeted, and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise that make it necessary to engage the independent auditor for additional services not contemplated in the original preapproval. In those instances, the Audit Committee requires specific preapproval before engaging the independent auditor.

The Audit Committee may delegate preapproval authority to one or more of its members. The member(s) to whom such authority is delegated must report, for informational purposes only, the preapproval decisions to the Audit Committee at its next scheduled meeting.

STOCKHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING ARE URGED TO VOTE BY INTERNET, TELEPHONE, OR MAIL

IF YOU VOTE BY INTERNET OR TELEPHONE, <u>DO NOT</u> RETURN YOUR PROXY CARD

By Order of the Board of Directors

JENNIFER R. BOATTINI
Corporate Secretary



❯ Questions and Answers about the Proxy Materials and the Annual Meeting

When And Where Is The Annual Meeting?

Date: Thursday, April 27, 2023
Time: 10 a.m. Central Daylight Time
Location: J.B. Hunt Transport Services, Inc.
            Corporate Offices
            Million Mile Auditorium
            615 J.B. Hunt Corporate Drive
            Lowell, Arkansas 72745

What Matters Will Be Voted Upon At The Annual Meeting?

At the Annual Meeting, you will be asked to:

- Consider and vote upon a proposal to elect nominees Francesca M. Edwardson, Wayne Garrison, Sharilyn S. Gasaway, Thad Hill, Bryan Hunt, Persio Lisboa, John N. Roberts, III, James L. Robo, and Kirk Thompson as directors to hold office for a term of one year, expiring at the close of the Annual Meeting of Stockholders in 2024.

- Consider and approve an advisory resolution regarding the Company's compensation of its named executive officers.

- Consider and vote on an advisory basis, the frequency of a stockholder advisory vote on the Company's compensation of its named executive officers.

- Consider and vote upon a proposal to ratify the appointment of PwC as the Company's independent registered public accounting firm for the 2023 calendar year.

- Transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

What Constitutes A Quorum?

The presence, either in person or by proxy, of the holders of at least a majority of our issued and outstanding shares of common stock entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes, which are described in more detail below, are counted as shares present at the Annual Meeting for purposes of determining whether a quorum exists.

Who Is Entitled To Vote?

Only stockholders of record of the Company's common stock at the close of business on Tuesday, February 21, 2023, which is the "record date," are entitled to notice of, and to vote at, the Annual Meeting. Shares that may be voted include shares that are held:

(1) directly by the stockholder of record, and

(2) beneficially through a broker, bank, or other nominee.

Each share of our common stock will be entitled to one vote on all matters submitted for a vote at the Annual Meeting.

As of the record date, there were 103,770,366 shares of our common stock issued and outstanding and entitled to be voted at the Annual Meeting.

Why Did I Receive a Notice Regarding the Internet Availability of the Proxy Materials Instead of a Paper Copy of the Proxy Materials?

This year, we are utilizing the SEC's rules that allow us to furnish our proxy materials over the internet. As a result, we are mailing to many of our stockholders a Notice of Internet Availability of Proxy Materials, rather than a full paper set of the proxy materials.

This notice of internet availability includes instructions on how to access our proxy materials on the internet, as well as instructions on how stockholders may obtain a paper copy of the proxy materials by mail. Stockholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. Stockholders who request or have requested to receive a paper copy of the materials will receive a full paper set of the proxy materials by mail.

This distribution process will contribute to our sustainability efforts and will reduce the costs of printing and distributing our proxy materials.

What Is The Difference Between Holding Shares As A "Registered Owner" And A "Beneficial Owner"?

Most of the Company's stockholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between registered shares and those owned beneficially:

- Registered Owners – If your shares are registered directly in your name with our transfer agent, Computershare Trust Company N.A., you are, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person at the Annual Meeting.

- Beneficial Owners – If your shares are held in a brokerage account, bank, or by another nominee, you are, with respect to those shares, the "beneficial owner" of shares held in "street name." As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote or to vote in person at the Annual Meeting. However, because you are not a stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from your broker, bank, or other nominee (who is the stockholder of record) giving you the right to vote the shares.

What Stockholder Approval Is Necessary For Approval Of The Proposals?

- Election of Directors

  Each director shall be elected by a vote of the majority of votes cast with respect to that director. This means that a director must receive "for" votes from more than 50% of the number of shares voted with respect to that director. However, if the number of nominees is greater than the number of directors to be elected, the directors will be elected by the vote of a plurality of the shares represented in person or by proxy at any stockholder meeting. For purposes of this vote, a failure to vote, a vote to abstain, or withholding your vote (or direction to your broker to do so) is not counted as a vote cast and, therefore, will have no effect on the outcome of this vote.

- Advisory vote on the resolution to approve the Company's compensation of its named executive officers

  Approval of this resolution requires the affirmative vote of a majority of the votes cast at the Annual Meeting. For purposes of this vote, a failure to vote, a vote to abstain, or withholding your vote (or direction to your broker to do so) is not counted as a vote cast and, therefore, will have no effect on the outcome of this vote. While this vote is required by law, it will neither be binding on the Company nor the Board. It also will not create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company or the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.

- Advisory vote on the frequency of stockholder advisory votes on the Company's compensation of its named executive officers

  Generally, approval of any matter presented to stockholders requires a majority of votes cast. However, because this vote is advisory and nonbinding, if none of the frequency options (1 year, 2 years or 3 years) receives a majority of the votes cast, the option receiving the greatest number of votes will be considered the frequency recommended by the Company's stockholders. Even though this vote will neither be binding on the Company nor the Board, and it will not create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company or the Board, the Board of Directors will take into account the outcome of this vote in making a determination on the frequency with which advisory votes on executive compensation will be included in the Company's Proxy Statement.

- Ratification of the appointment of PwC as the Company's independent registered public accounting firm

  Ratification of the Audit Committee's appointment of PwC as the Company's independent registered public accounting firm requires the affirmative vote of a majority of the votes cast at the Annual Meeting. For purposes of this vote, a failure to vote, a vote to abstain, or withholding your vote (or direction to your broker to do so) is not counted as a vote cast and, therefore, will have no effect on the outcome of this vote. Stockholder ratification is not required for the appointment of the Company's independent registered public accounting firm. However, we are submitting the proposal to solicit the opinion of our stockholders.

As of the record date, directors and executive officers of the Company beneficially owned an aggregate 3,207,494 shares of common stock representing 3.1% of our common stock issued and outstanding and, therefore, 3.1% of the voting power entitled to vote at the Annual Meeting. The Company believes that its directors and executive officers currently intend to vote their shares as follows:

- **FOR** the election of directors for one (1) year
- **FOR** the resolution approving the Company's compensation of its named executive officers
- To hold a stockholder advisory vote on the Company's executive compensation every **ONE YEAR**
- **FOR** ratification of the appointment of PwC as the Company's independent registered public accounting firm for the 2023 calendar year

May I Vote My Shares In Person At The Annual Meeting?

If you are the registered owner of shares of the Company's common stock on the record date, you have the right to vote your shares in person at the Annual Meeting. Please bring the Notice of Internet Availability of Proxy Materials with you for admission to the Annual Meeting.

If you are the beneficial owner of shares of the Company's common stock on the record date, you may vote these shares in person at the Annual Meeting if you request and obtain a legal proxy from your broker, bank, or other nominee (the stockholder of record) giving you the right to vote the shares at the Annual Meeting, complete such legal proxy, and present it to the Company at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you submit your voting instructions or proxy card so that your vote will be counted if you later decide not to attend the Annual Meeting.

How Can I Vote My Shares Without Attending The Annual Meeting?

If you are a registered owner, you may instruct the named proxy holders on how to vote your shares by following the instructions in the Notice of Internet Availability of Proxy Materials. The internet and telephone voting systems will be available until 11:59 p.m. Central Daylight Time on Wednesday, April 26, 2023 (the day before the Annual Meeting). If you request a paper copy of the proxy materials and choose to vote by mail, please complete, sign, date and promptly return the accompanying proxy card in the enclosed addressed postage-paid envelope that will be provided to you in response to your request, even if you plan to attend the Annual Meeting. The immediate return of your proxy card will be of great assistance in preparing for the Annual Meeting and is, therefore, urgently requested. If you choose to vote by mail, your completed proxy card must be received before the polls close for voting during the 2023 Annual Meeting. If you attend the Annual Meeting and vote in person, your proxy card will not be used.

If you are the beneficial owner of shares held in "street name," you should instruct your broker, bank, or other nominee on how to vote your shares in accordance with the instructions provided in the Notice of Internet Availability of Proxy Materials provided by your broker, bank or other nominee. The instructions from your nominee will indicate whether internet or telephone voting is available and, if so, will provide details regarding how to use those systems.

If My Shares Are Held In "Street Name," Will My Broker, Bank Or Other Nominee Vote My Shares For Me?

If you hold shares in street name through a broker, bank, or other nominee, your broker, bank, or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. Under current stock exchange rules, brokers who do not have instructions from their customers may not use their discretion in voting their customers' shares on certain specific matters that are not considered to be "routine" matters, including the election of directors, executive compensation, and other significant matters. The proposals in this Proxy Statement regarding the election of directors and the advisory votes concerning executive compensation are not considered to be routine matters. **Therefore, without your specific instructions, your shares will not be voted on these matters and will not be counted in determining the number of shares necessary for approval.** Shares represented by such "broker non-votes," however, will be counted in determining whether there is a quorum. You should follow the directions provided by your nominee regarding instructions on how to vote your shares.

Ratification of the appointment of PwC as the Company's independent registered public accounting firm is considered a routine matter and, therefore, if beneficial owners fail to give voting instructions, brokers, banks, and other nominees will have the discretionary authority to vote shares of our common stock with respect to this proposal.

What Is A Broker Non-Vote?

Generally, a "broker non-vote" occurs when a broker, bank, or other nominee that holds shares in "street name" for a customer is precluded from exercising voting discretion on a particular proposal because:

(1) the beneficial owner has not instructed the nominee on how to vote, and

(2) the nominee lacks discretionary voting power to vote such issues.

Under NASDAQ rules, a nominee does not have discretionary voting power with respect to the approval of "nonroutine" matters absent specific voting instructions from the beneficial owners of such shares.

Questions and Answers about the Proxy Materials and the Annual Meeting

How Will My Proxy Be Voted?

Shares represented by a properly executed proxy (by Internet, telephone, or in paper form) that is received in a timely manner, and not subsequently revoked, will be voted at the Annual Meeting or any adjournment or postponement thereof in the manner directed on the proxy. Kirk Thompson and John N. Roberts, III are named as proxies in the proxy form and have been designated by the Board as the directors' proxies to represent you and vote your shares at the Annual Meeting. All shares represented by a properly executed proxy on which no choice is specified will be voted:

(1) **FOR** the election of the nominees for director named in this Proxy Statement,

(2) **FOR** the resolution approving the Company's compensation of its named executive officers,

(3) To hold a stockholder advisory vote on the Company's executive compensation every **ONE YEAR,**

(4) **FOR** ratification of the appointment of PwC as the Company's independent registered public accounting firm for the 2023 calendar year,

(5) in accordance with the proxy holders' best judgment as to any other business that properly comes before the Annual Meeting.

This Proxy Statement is considered to be voting instructions for the trustees of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan for our common stock allocated to individual accounts under this plan. If account information is the same, participants in the plan (who are stockholders of record) will receive a single proxy representing all of their shares. If a plan participant does not submit a proxy to us, the trustees of the plan in which shares are allocated to his or her individual account will vote such shares in the same proportion as the total shares in such plan for which directions have been received.

May I Revoke My Proxy And Change My Vote?

Yes. You may revoke your proxy and change your vote at any time prior to the vote at the Annual Meeting.

If you are the registered owner, you may revoke your proxy and change your vote by:

(1) submitting a new proxy bearing a later date (which automatically revokes the earlier proxy),

(2) giving notice of your changed vote to us in writing mailed to the attention of Jennifer R. Boattini, Corporate Secretary, at our executive offices, or

(3) attending the Annual Meeting and giving oral notice of your intention to vote in person.

You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy.

Who Will Pay The Costs Of Soliciting Proxies?

Proxies will be solicited initially by mail. Further solicitation may be made in person or by telephone, electronic mail, or facsimile. The Company will bear the expense of preparing, printing, and mailing this Proxy Statement and accompanying materials to our stockholders. Upon request, the Company will reimburse brokers, banks, and other nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the Annual Meeting to the beneficial owners of our common stock.

In 2022, the Company retained Broadridge, an independent proxy solicitation firm, to assist in soliciting proxies from stockholders. The Company paid Broadridge a fee of approximately $113,000 as compensation for its services and was reimbursed for its out-of-pocket expenses. The fee amount was not contingent on the number of stockholder votes cast in favor of any proposal, and Broadridge is prohibited from making any recommendation to our stockholders to either accept or reject any proposal or otherwise express an opinion concerning a proposal. Proxy solicitation fees in 2023 are expected to be comparable to those paid in 2022.

What Other Business Will Be Presented At The Annual Meeting?

As of the date of this Proxy Statement, the Board knows of no other business that may properly be, or is likely to be, brought before the Annual Meeting. If any other matters should arise at the Annual Meeting, the persons named as proxy holders, Kirk Thompson and John N. Roberts, III, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If, for any unforeseen reason, any of the director nominees are not available to serve as a director, the named proxy holders will vote your proxy for such other director candidate or candidates as may be nominated by the Board.

What Is The Deadline For Stockholder Proposals For The 2024 Annual Meeting?

In order for a stockholder proposal to be eligible to be included in the Company's Proxy Statement and proxy card for the 2024 Annual Meeting of Stockholders, the proposal:

(1) must be received by the Company at its executive offices, 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745, Attention: Corporate Secretary, on or before November 17, 2023, and

(2) must concern a matter that may be properly considered and acted upon at the Annual Meeting in accordance with applicable laws, regulations and the Company's Bylaws and policies, and must otherwise comply with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

In order for a stockholder to nominate a director candidate for election or introduce a proposal to be considered at our Annual Meeting which is not intended to be included in the Company's proxy materials for such meeting, our Bylaws provide that the stockholder must give written notice to our Secretary at the Company's principal executive offices, and such notice must be received by the Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year's Annual Meeting if such meeting is held on a day not more than 30 days before and not later than 60 days after the anniversary of the previous year's Annual Meeting. With respect to any other Annual Meeting of stockholders, including in the event that we did not hold an Annual Meeting the previous year, the stockholder's notice is timely only if it is delivered to the Secretary at the Company's principal executive offices no earlier than the close of business on the 120th day prior to the Annual Meeting and no later than the close of business on the later of the 90th day prior to the Annual Meeting and the 10th day after the Company publicly announces the date of the current year's Annual Meeting. To be in proper written form, a stockholder's notice to the Secretary, including a notice pursuant to Rule 14a-19 under the Exchange Act, must comply with all requirements contained in our Bylaws, a copy of which may be obtained upon written request to the Secretary.

Accordingly, in connection with our 2024 Annual Meeting of Stockholders, a stockholder intending to introduce a proposal or nominate a director, but not intending the proposal or nomination to be included in the Company's Proxy Statement and proxy card for such Annual Meeting, must provide written notice to the Secretary at the Company's executive offices, at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745, Attention: Corporate Secretary, and such notice must be received by the Secretary not earlier than the close of business on December 29, 2022 and not later than the close of business on January 28, 2024. Because our advance notice bylaws require earlier notice than Rule 14a-19, all notices required under Rule 14a-19 must also be received by the Secretary not later than the close of business on January 28, 2024. The persons appointed by our Board to act as proxy holders for such Annual Meeting (named in the form of proxy) will be allowed to use their discretionary voting authority with respect to any matter or proposal not properly presented for a vote at such meeting.

Where Can I Find The Voting Results Of The Annual Meeting?

The Company will publish final voting results of the Annual Meeting on a Form 8-K within four business days after the annual stockholders meeting on April 27, 2023.

Questions and Answers about the Proxy Materials and the Annual Meeting

What Should I Do If I Receive More Than One Notice of Internet Availability of Proxy Materials?

You may receive more than one Notice of Internet Availability of Proxy Materials. For example, if you hold your shares in more than one brokerage account, you may receive a separate notice for each brokerage account. If you are a registered owner and your shares are registered in more than one name, you will receive more than one notice. Please submit a proxy to vote your shares to which each notice relates by internet as described above, or if you requested to receive the proxy materials by mail, complete, sign, date, and return each proxy card you receive. If you have shares held in one or more "street names," then you must complete, sign, date, and return to each bank, broker, or other nominee through which you hold shares each voting instruction form received from that bank, broker, or other nominee (or obtain a proxy from each such nominee holder if you wish to vote during the Annual Meeting).

What Is Householding?

In an effort to reduce printing costs and postage fees, the Company has adopted a practice approved by the SEC called "householding." Under this practice, certain stockholders who have the same address and last name will receive only one copy of the Notice of Internet Availability of Proxy Materials or, if subsequently requested, only one set of proxy materials, unless one or more of these stockholders notifies the Company that he or she wishes to continue receiving individual copies. Stockholders who do not participate in householding will continue to receive separate notifications or sets of proxy material.

If you share an address with another stockholder and received only one copy of the notification or set of proxy materials and would like to request separate copies, or if you do not wish to participate in householding in the future, please:

(1) mail such request to J.B. Hunt Transport Services, Inc., Attention: Corporate Secretary, 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745, or

(2) call the Corporate Secretary toll-free at 800-643-3622.

Similarly, you may also contact the Company if you received multiple copies of the notification or set of proxy materials and would prefer to receive a single copy in the future.

What Do I Need To Do Now?

First, read this Proxy Statement carefully. Then, if you are a registered owner, you should, as soon as possible, submit your proxy by voting electronically via the internet or if you requested a proxy card by mail, by executing and returning the proxy card or using the telephone option provided. If you are the beneficial owner of shares held in "street name," then you should follow the voting instructions of your broker, bank, or other nominee. Your shares will be voted in accordance with the directions you specify. If you submit an executed proxy card to the Company, but fail to specify voting directions, your shares will be voted:

(1) **FOR** the election of the nominees for director named in this Proxy Statement,

(2) **FOR** the resolution approving the Company's compensation of its named executive officers,

(3) To hold a stockholder advisory vote on the Company's executive compensation every **ONE YEAR**,

(4) **FOR** ratification of the appointment of PwC as the Company's independent registered public accounting firm for the 2023 calendar year

Who Can Help Answer My Questions?

If you have questions concerning a proposal or the Annual Meeting, if you would like additional copies of this Proxy Statement, or if you need directions to or special assistance at the Annual Meeting, please call the Corporate Secretary toll-free at 800-643-3622. In addition, information regarding the Annual Meeting is available at our website, jbhunt.com.



J.B. HUNT TRANSPORT SERVICES, INC.

2022
Annual Report


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR
THE TRANSITION PERIOD FROM _____ TO _____
Commission file number
0-11757

J.B. HUNT TRANSPORT SERVICES, INC.
(Exact name of registrant as specified in its charter)


Arkansas   **71-0335111**
(State or other jurisdiction of incorporation or organization)   (I.R.S. Employer Identification No.)

615 J.B. Hunt Corporate Drive   **72745-0130**
Lowell, Arkansas   (ZIP Code)
(Address of principal executive offices)


Registrant's telephone number, including area code: **479-820-0000**
Securities registered pursuant to Section 12(b) of the Act:


Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	JBHT	NASDAQ


Securities registered pursuant to Section 12(g) of the Act: **None**


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes __**X**__ No _____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes _____ No __**X**__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __**X**__ No _____

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes __**X**__ No _____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer __**X**__ Accelerated filer _____ Non-accelerated filer _____ Smaller reporting company _____ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [**X**]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) . [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes _____ No __**X**__

The aggregate market value of 82,346,856 shares of the registrant's $0.01 par value common stock held by non-affiliates as of June 30, 2022, was $13.0 billion (based upon $157.47 per share).

As of February 21, 2023, the number of outstanding shares of the registrant's common stock was 103,770,366.


DOCUMENTS INCORPORATED BY REFERENCE


Certain portions of the Notice and Proxy Statement for the Annual Meeting of Stockholders, to be held April 27, 2023, are incorporated by reference in Part III of this Form 10-K.

FORWARD-LOOKING STATEMENTS

This report, including documents which are incorporated by reference and other documents which we file periodically with the Securities and Exchange Commission (SEC), contains statements that may be considered to be "forward-looking statements." Such statements relate to our predictions concerning future events or operations and are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When we use words like "may," "plan," "contemplate," "anticipate," "believe," "intend," "continue," "expect," "project," "goals," "strategy," "future," "predict," "seek," "estimate," "likely," "could," "should," "would," and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. Forward-looking statements are inherently uncertain, subject to risks, and should be viewed with caution. These statements are based on our belief or interpretation of information currently available. Stockholders and prospective investors are cautioned that actual results and future events may differ materially from these forward-looking statements as a result of many factors. Some of the factors and events that are not within our control and that could have a material impact on future operating results include the following: general economic and business conditions; potential business or operational disruptions resulting from the effects of the novel coronavirus (COVID-19) pandemic, including any future spikes or outbreaks of the virus, as well as government actions taken in response to the pandemic; competition and competitive rate fluctuations; excess capacity in the intermodal or trucking industries; a loss of one or more major customers; cost and availability of diesel fuel; interference with or termination of our relationships with certain railroads; rail service delays; disruptions to U.S. port-of-call activity; ability to attract and retain qualified drivers, delivery personnel, independent contractors, and third-party carriers; retention of key employees; insurance costs and availability; litigation and claims expense; determination that independent contractors are employees; new or different environmental or other laws and regulations; volatile financial credit markets or interest rates; terrorist attacks or actions; acts of war; adverse weather conditions; disruption or failure of information systems; inability to keep pace with technological advances affecting our information technology platforms; operational disruption or adverse effects of business acquisitions; increased costs for and availability of new revenue equipment; increased tariffs assessed on or disruptions in the procurement of imported revenue equipment; decreases in the value of used equipment; and the ability of revenue equipment manufacturers to perform in accordance with agreements for guaranteed equipment trade-in values.

You should understand that many important factors, in addition to those listed above, could impact us operationally and financially. Our operating results may fluctuate as a result of these and other risk factors or events as described in our filings with the SEC. Some important factors that could cause our future results to differ from estimates or projections contained in the forward-looking statements are described under "Risk Factors" in Item 1A. We assume no obligation to update any forward-looking statement to the extent we become aware that it will not be achieved for any reason.

ITEM 1. BUSINESS

OVERVIEW

We are one of the largest surface transportation, delivery, and logistics companies in North America. J.B. Hunt Transport Services, Inc. is a publicly held holding company that, through our wholly owned subsidiaries, provides a wide range of reliable transportation, brokerage, and delivery services to a diverse group of customers and consumers throughout the continental United States, Canada, and Mexico. Unless otherwise indicated by the context, "we," "us," "our," the "Company", and "JBHT" refer to J.B. Hunt Transport Services, Inc. and its consolidated subsidiaries. We were incorporated in Arkansas on August 10, 1961, and have been a publicly held company since our initial public offering in 1983. Our service offerings include transportation of full-truckload containerized freight, which we directly transport utilizing our company-controlled revenue equipment and company drivers, independent contractors, or third-party carriers. We have arrangements with most of the major North American rail carriers to transport freight in containers or trailers, while we perform the majority of the pickup and delivery services. We also provide customized freight movement, revenue equipment, labor, systems, and delivery services that are tailored to meet individual customers' requirements and typically involve long-term contracts. These arrangements are generally referred to as dedicated services and may include multiple pickups and drops, freight handling, specialized equipment, and freight network design. In addition, we provide or arrange for local and home delivery services, generally referred to as last-mile delivery services, to customers through a network of cross-dock and other delivery system locations throughout the continental United States. Utilizing thousands of reliable third-party carriers, we also provide comprehensive freight transportation brokerage and logistics services. In addition to dry-van, full-load operations, we also arrange for these unrelated outside carriers to provide flatbed, refrigerated, less-than-truckload (LTL), and other specialized equipment, drivers, and services. Also, we utilize a combination of company-owned and contracted power units to provide traditional over-the-road full truckload delivery services. Our customers, who include many Fortune 500 companies, have extremely diverse businesses. Many of them are served by J.B. Hunt 360°®, an online platform that offers shippers and carriers greater access, visibility and transparency of the supply chain.

We believe our ability to offer multiple services, utilizing our existing lines of business and a full complement of logistics services through third parties, represents a competitive advantage. We report our operating results for these services using five reporting segments: Intermodal (JBI), Dedicated Contract Services® (DCS®), Integrated Capacity Solutions (ICS), Final Mile Services® (FMS) and Truckload (JBT). Our business usually involves slightly higher freight volumes in August through early November. Meanwhile, DCS and FMS are subject to less seasonal variation than our other segments.

Our operations have been impacted by the COVID-19 global pandemic. We began our COVID-19 response activities in the first quarter of 2020, which required remote working when possible, expanded health and safety policies, facility modifications, increased security coverage, and purchase and distribution of personal protective equipment and supplies. In addition, we provided incremental paid time off for employees to help offset any financial loss caused by their absence from work when receiving the COVID-19 vaccination. We also worked with local healthcare organizations to provide vaccination assistance under applicable area guidelines and procedures to employees and their family members. In April 2022, we eliminated the requirement of remote working when possible, resulting in previously remote employees returning to our home office campus and all other field locations throughout North America. We continue to review and analyze both external and internal COVID-related data, including the effects of new variants. We are pleased with the continued performance of our employees, particularly our drivers, who provided consistent service to our customers throughout the pandemic.

Additional general information about us is available at jbhunt.com. We make a number of reports and other information available free of charge on our website, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Our website also contains corporate governance guidelines, our code of ethics, our whistleblower policy, Board committee charters, and other corporate policies. The information on our website is not, and shall not be deemed to be, a part of this annual report on Form 10-K or incorporated into any other filings we make with the SEC.

OUR MISSION AND STRATEGY

Our Mission: To create the most efficient transportation network in North America.

We forge long-term relationships with key customers that include supply chain management as an integral part of their strategies. Working in concert, we strive to drive out excess cost, add value and function as an extension of their enterprises. Our strategy is based on utilizing an integrated, multimodal approach to provide capacity-oriented solutions centered on delivering customer value and industry-leading service. We believe our unique operating strategy can add value to customers and increase our profits and returns to stockholders.

We continually analyze opportunities for additional capital investment and where management's resources should be focused to provide more benefits to our customers. These actions should, in turn, yield increasing returns to our stockholders.

Increasingly, our customers are seeking energy-efficient transportation solutions to reduce both cost and greenhouse-gas emissions. Our Company's mission, to create the most efficient transportation network in North America, focuses on delivering both for our customers across all of our business segments. We seek to accomplish this by maintaining a modern fleet to maximize fuel efficiency, converting loads from truck to rail with our intermodal service, and introducing technologies to optimize freight flows in the supply chain by eliminating waste. Additionally, we continue to test and explore the usage of alternative fuel vehicles. Efforts to improve fleet fuel efficiency and reduce greenhouse gas emissions are ongoing. We are an Environmental Protection Agency (EPA) SmartWay® Transport Partner, and proud to have been awarded the EPA's SmartWay® Excellence Award each of the past twelve years it was awarded.

As always, we continue to ingrain safety into our corporate culture and strive to conduct all of our operations as safely as possible.

OPERATING SEGMENTS

Segment information is also included in Note 13 to our Consolidated Financial Statements.

JBI Segment

The transportation service offerings of our JBI segment utilize arrangements with most major North American rail carriers to provide intermodal freight solutions for our customers throughout the continental United States, Canada, and Mexico. Our JBI segment began operations in 1989, forming a unique partnership with what is now the BNSF Railway Company (BNSF); this was a watershed event in the industry and the first agreement that linked major rail and truckload carriers in a joint service environment. Throughout the years that followed, JBI established multiple agreements with other Class I railroads. JBI draws on the intermodal services of these rail carriers for the underlying linehaul movement of its equipment between rail ramps. The origin and destination pickup and delivery services (drayage) are handled by our company-owned tractors for the majority of our intermodal loads, while third-party dray carriers are used where economical. By performing our own drayage services, we are able to provide a cost-competitive, seamless coordination of the combined rail and dray movements for our customers.

JBI operates 115,150 pieces of company-owned trailing equipment systemwide. The fleet primarily consists of 53-foot, high-cube containers and is designed to take advantage of intermodal double-stack economics and superior ride quality. We own and maintain our own chassis fleet, consisting of 95,553 units. The containers and chassis are uniquely designed so that they may only be paired together, which we feel creates an operational competitive advantage. JBI also manages a fleet of 6,081 company-owned tractors and 7,972 company drivers and contracts 615 independent contractor trucks. At December 31, 2022, the total JBI employee count was 9,229. Revenue for the JBI segment in 2022 was $7.02 billion.

DCS Segment

DCS focuses on private fleet conversion and creation in replenishment and specialized equipment. We specialize in the design, development, and execution of supply chain solutions that support a variety of transportation networks. Contracts with our customers are long-term, ranging from three to 10 years, with the average being approximately five years. Pricing of our contracts typically involves cost-plus arrangements, with our fixed costs being recovered regardless of equipment utilization, but is customized based on invested capital and duration.

At December 31, 2022, this segment operated 12,328 company-owned trucks, 570 customer-owned trucks, and 1 independent contractor truck. DCS also operates 23,354 owned pieces of trailing equipment and 4,968 customer-owned trailers. The DCS segment employed 16,334 people, including 13,887 drivers, at December 31, 2022. DCS revenue for 2022 was $3.38 billion.

ICS Segment

ICS provides traditional freight brokerage and transportation logistics solutions to customers through relationships with thousands of third-party carriers and integration with our owned equipment within other segments. By leveraging the J.B. Hunt brand, systems, and network, we provide a broader service offering to customers by providing flatbed, refrigerated, expedited, and LTL, as well as a variety of dry-van and intermodal solutions. Furthermore, we offer an online multimodal marketplace via J.B. Hunt 360 that helps shippers and carriers match the right load with the right carrier and the best mode. ICS also provides single-source logistics management for customers desiring to outsource their transportation functions and utilize our proven supply chain technology and design expertise to improve efficiency. ICS operates multiple remote sales offices or branches, as well as on-site logistics personnel working in direct contact with customers.

At December 31, 2022, the ICS segment employed 984 people, with approximately 156,400 available third-party carriers. ICS revenue for 2022 was $2.39 billion.

JBT Segment

The service offering in this segment is full-load, dry-van freight, utilizing tractors and trailers operating over roads and highways. JBT also offers services through our J.B. Hunt 360box® program which utilizes our J.B. Hunt 360 platform to access capacity and offer efficient drop trailer solutions to our customers. We typically pick up freight at the dock or specified location of the shipper and transport the load directly to the location of the consignee. We use our company-owned tractors and employee drivers or independent contractors or third-party carriers who agree to transport freight in our trailers.

At December 31, 2022, the JBT segment operated 620 company-owned tractors, 14,718 company-owned trailers, and employed 1,055 people, 626 of whom were drivers. At December 31, 2022, we had 2,098 independent contractors operating in the JBT segment. JBT revenue for 2022 was $1.08 billion.

FMS Segment

FMS provides last-mile delivery services to customers through a nationwide network of cross-dock and other delivery system network locations, with 98% of the continental U.S. population living within 150 miles of a network location. FMS provides both asset and non-asset (brokerage) big and bulky delivery and installation services, as well as fulfillment and retail-pooling distributions services. FMS contracts with customers range from one to five years, with the average being approximately three years.

At December 31, 2022, this segment operated 1,506 company-owned trucks, 303 customer-owned trucks, and 20 independent contractor trucks. FMS also operates 1,297 owned pieces of trailing equipment and 316 customer-owned trailers. The FMS segment employed 3,768 people, including 1,926 drivers and 607 delivery and material assistants, at December 31, 2022. FMS revenue for 2022 was $980 million.

Marketing and Operations

We transport, or arrange for the transportation of, a wide range of freight, including general merchandise, specialty consumer items, appliances, forest and paper products, food and beverages, building materials, soaps and cosmetics, automotive parts, agricultural products, electronics, and chemicals. Our customer base includes a large number of Fortune 500 companies. We provide many transportation services that meet the supply chain logistics needs of shippers.

We generally market all of our service offerings through a nationwide sales and marketing network. We use specific sales forces in DCS and FMS due to the length, complexity, and specialization of the sales cycle. In addition to our sales teams, J.B. Hunt 360 offers instant access to a wide array of technology-driven solutions for customers and carriers. Through the platform, businesses of all sizes can quote and book shipments, view analytics, and gain visibility into freight movement. In accordance with our typical arrangements, we bill the customer for all services, and we, in turn, pay all third parties for their portion of transportation services provided.

Human Capital Resources

General

Despite operating over 182,000 pieces of transportation equipment, our single greatest asset and one of the factors differentiating us from our competitors is our service-oriented people. J.B. Hunt strives to provide a supportive and safe work environment for its employees, where diverse and innovative ideas can be fostered to solve problems and provide value-added services for our customers. In addition to our employees, our customers, vendors, and communities in which we operate also share diverse backgrounds and an equally diverse range of interests and passions. J.B. Hunt puts forth its best effort to support initiatives reflecting the company values which are shared by its stakeholders.

As of December 31, 2022, we had 37,151 employees, which consisted of 24,411 company drivers, 10,795 office personnel, 1,324 maintenance technicians, and 621 delivery and material assistants. We also had arrangements with 2,734 independent contractors to transport freight in our trailing equipment. None of our employees are represented by unions or covered by collective bargaining agreements.

In managing the Company's business, management focuses on various human capital measures and objectives designed to address the development, attraction, and retention of personnel. These include competitive compensation and benefits, paid time off, employee retirement plan, bonus and other incentive compensation plans, modern equipment and support, leadership development, and tuition assistance as well as those described below.

Diversity and Inclusion

We hold strongly to the principle that a qualified, diverse workforce, and inclusive workplace helps us represent the broad cross-section of ideas, values, and beliefs of our employees, customers, suppliers, and communities. In 2017, we established our Diversity and Inclusion initiative which reaches enterprise-wide and aims to create an inclusive culture and environment where employees from all backgrounds can succeed and be heard. Employees are evaluated and hired nationally in accordance with established criteria and regulatory requirements specific to their anticipated role within the Company.

In addition, our Employee Resource Groups (ERGs), Inclusion Office, and Inclusion Council work together to further our culture of inclusivity. The Company's six ERGs offer opportunities for employee professional development, business improvement, community engagement, and networking. Comprised of groups representing women, Latinos, veterans, LGBTQIA+, African Americans, and Asian Americans and Pacific Islanders, our ERGs promote camaraderie within the workforce and allow employees with similar interests to build meaningful work relationships that enable career mobility. Our Inclusion Office is a division of our People Team where our inclusion strategy and work are centralized to enable our mission of creating an inclusive culture where all employees feel welcomed, valued, respected, safe, and heard. Our Inclusion Council was established in 2022 and is comprised of 15 senior leaders with diverse identities from across our organization. They are a voice for our people who share a passion for ensuring that inclusion remains a key component of creating an exceptional employee experience and drives how we do business.

Employee Safety and Health

The health and well-being of our workforce is a priority as we continue to ingrain safety into our corporate culture and strive to conduct all our operations as safely as possible. J.B. Hunt employees participate in regular job-specific safety training programs. In addition, J.B. Hunt's Million Mile Safe Driving and Recognition Awards Program has recognized and rewarded our drivers who dedicate themselves to accident-free driving. Since its inception in 1996, the program has awarded more than $35 million to over 4,600 drivers.

We believe that access to quality healthcare is also an important part of this priority, and we have programs in place that focus on improving the quality of care that our employees and their families receive. Paid leave is another key component of this focus and the Company offers benefit plans that comply with all applicable laws.

In April 2022, we successfully implemented our return to office plan and began concluding our COVID-19 specific safety response activities at our home office campus and all other field locations throughout North America. Our COVID-19 safety response included requiring remote working when possible, expanded health and safety policies, facility modifications, increased security coverage, and purchase and distribution of personal protective equipment and supplies. In addition, we provided incremental paid time off for employees to help offset any financial loss caused by their absence from work when receiving the COVID-19 vaccination. We also worked with local healthcare organizations to provide vaccination assistance under applicable area guidelines and procedures to employees and their family members. Due to the nature of our business and the large portion of our workforce consisting of drivers and other non-office personnel, fewer than 25% of our total employees were able to work remotely; however, we remained, and continue to remain, committed to the safety of our workforce, suppliers, and customers while continuing to meet our customers' needs.

Revenue Equipment

Our JBI segment utilizes uniquely designed high-cube containers and chassis, which can only be paired with each other and can be separated to allow the containers to be double-stacked on rail cars. The composition of our DCS trailing fleet varies with specific customer requirements and may include dry-vans, flatbeds, temperature-controlled, curtain-side vans, and dump trailers. We primarily utilize third-party carriers' tractor and trailing equipment for our ICS segment. Our FMS segment primarily utilizes straight trucks or similar equipment through third-party carriers, while the JBT segment operates primarily 53-foot dry-van trailers.

As of December 31, 2022, our company-owned tractor and truck fleet consisted of 20,535 units. In addition, we had 2,734 independent contractors who operate their own tractors but transport freight in our trailing equipment. We operate with standardized tractors in as many fleets as possible, particularly in our JBI and JBT fleets. Due to our customers' preferences and the actual business application, our DCS fleet is extremely diversified. We believe operating with relatively newer revenue equipment provides better customer service, attracts quality drivers, improved fuel efficiency and lowers maintenance expense. At December 31, 2022, the average age of our combined tractor fleet was 2.6 years, while our containers averaged 8.3 years of age and our trailers averaged 6.3 years. We perform routine servicing and preventive maintenance on our equipment at our regional terminal facilities.

Competition and the Industry

The freight transportation markets in which we operate are frequently referred to as highly fragmented and competitive. Our JBI segment competes with other intermodal marketing companies; other full-load carriers that utilize railroads for a portion of the transportation service; and, to a certain extent, some railroads directly. The diversified nature of the services provided by our DCS and FMS segments attracts competition from customers' private fleets, other private fleet outsourcing companies, equipment leasing companies, local and regional delivery service providers, and some truckload carriers. Our ICS segment utilizes the fragmented nature of the truck industry and competes with other non-asset-based logistics companies and freight brokers, as well as full-load carriers. The full-load freight competition of our JBT segment includes thousands of carriers, many of which are very small. While we compete with a number of smaller carriers on a regional basis, only a limited number of companies represent competition in all markets across the country.

We compete with other transportation service companies primarily in terms of price, on-time pickup and delivery service, availability and type of equipment capacity, and availability of carriers for logistics services.

Regulation

Our operations as a for-hire motor carrier are subject to regulation by the U.S. Department of Transportation (DOT) and the Federal Motor Carrier Safety Administration (FMCSA), and certain business is also subject to state rules and regulations. The DOT periodically conducts reviews and audits to ensure our compliance with federal safety requirements, and we report certain accident and other information to the DOT. Our operations into and out of Canada and Mexico are subject to regulation by those countries. We are also subject to a variety of requirements of national, state, and local governments, including the U.S. Environmental Protection Agency and the Occupational Safety and Health Administration.

We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm water. These laws and regulations have the effect of increasing the costs, risks and liabilities associated with our applicable operations. We are also subject to existing and potential future laws and regulations with regards to public policy on climate change. If current regulatory requirements become more stringent or new environmental laws and regulations regarding climate change are introduced, we could be required to make significant expenditures or abandon certain activities.

We continue to monitor the actions of the FMCSA and other regulatory agencies and evaluate all proposed rules to determine their impact on our operations.

ITEM 1A. RISK FACTORS

In addition to the factors outlined previously in this Form 10-K regarding forward-looking statements and other comments regarding risks and uncertainties, the following risk factors should be carefully considered when evaluating our business. Our business, financial condition or financial results could be materially and adversely affected by any of these risks.

Risks Related to Our Industry

Our business is significantly impacted by economic conditions, customer business cycles and seasonal factors.

Our business is dependent on the freight shipping needs of our customers, which can be heavily impacted by economic conditions and other factors affecting their businesses. Recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries where we have a significant concentration of customers, may substantially reduce freight volumes for which our customers need transportation services and lead to excess capacity in the industry and resulting pressure on the rates we are able to obtain for our services. Adverse economic conditions may also require us to increase our reserve for bad debt losses. In addition, our results of operations may be affected by seasonal factors. Customers tend to reduce shipments after the winter holiday season, and our operating expenses tend to be higher in the winter months, primarily due to colder weather, which causes higher fuel consumption from increased idle time and higher maintenance costs. Any of these factors could have a significant adverse effect on our financial condition and results of operations.

Our business is significantly impacted by the effects of national or international health pandemics on general economic conditions and the operations of our customers and third-party suppliers and service providers.

Our operations can be heavily impacted by the effects of a widespread outbreak of contagious disease, principally the recent outbreak of the COVID-19 virus. The effects of the COVID-19 pandemic have and may continue to disrupt or restrict the freight shipping activities of some of our customers, on which our business is dependent. In addition, adverse economic conditions caused by COVID-19 may also require us to increase our reserve for bad debt losses. Furthermore, the continuation or resumption of COVID-19 related social and economic disruptions may lead to other events which could negatively impact our operations including service limitations of our third-party purchased transportation providers, reduced availability of drivers and other key employees, disruptions in the procurement of revenue equipment, restrictions at U.S. ports of call, excess capacity or rate reductions within the intermodal or trucking industries, inability of suppliers to continue activities, or volatile financial credit markets.

The extent to which the COVID-19 outbreak and any future resurgences will impact general economic and business conditions is highly uncertain and unpredictable; however, any of these factors could have a significant adverse effect on our financial condition and results of operations.

Extreme or unusual weather conditions can disrupt our operations, impact freight volumes, and increase our costs, all of which could have a material adverse effect on our business results.
Certain weather conditions such as ice and snow can disrupt our operations. Increases in the cost of our operations, such as towing and other maintenance activities, frequently occur during the winter months. Natural disasters such as hurricanes and flooding can also impact freight volumes and increase our costs.

Our operations are subject to various environmental laws and regulations, including legislative and regulatory responses to climate change. Compliance with environmental requirements could result in significant expenditures and the violation of these regulations could result in substantial fines or penalties.
We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain bulk fuel storage and fuel islands at several of our facilities. If a spill or other accident involving hazardous substances occurs, or if we are found to be in violation of applicable laws or regulations, it could have a material adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We are also subject to existing and potential future laws and regulations with regards to public policy on climate change. If current regulatory requirements become more stringent or new environmental laws and regulations regarding climate change are introduced, we could be required to make significant expenditures or abandon certain activities, which could have a material adverse effect on our business and operating results.

We depend on third parties in the operation of our business.
Our JBI business segment utilizes railroads in the performance of its transportation services. The majority of these services are provided pursuant to contractual relationships with the railroads. While we have agreements with a number of Class I railroads, the majority of our business travels on the BNSF and the Norfolk Southern railways. The transportation services provided by these railroads have been in recent years and may from time to time in the future be impacted by contractual disagreements, labor disruptions or shortages, and other rail network inefficiencies. A material change in the relationship with, the ability to utilize or the overall service levels provided by one or more of these railroads could have a material adverse effect on our business and operating results. In addition, a portion of the freight we deliver is imported to the United States through ports of call that are subject to labor union contracts. Work stoppages or other disruptions at any of these ports could have a material adverse effect on our business.

We regularly purchase new revenue equipment, including trucks, chassis and trailing equipment, in each of our operating segments to expand our fleets and replace aging equipment. Since the beginning of the COVID-19 pandemic, equipment manufacturers have experienced production and delivery delays due to work stoppages, supply chain disruptions and high demand that have impacted the availability, cost and timing of our receipt of new equipment orders. Any continued or future delays in the availability of new revenue equipment or further increases in the cost of such equipment could have a material adverse affect on our business and profitability by reducing productivity, increasing maintenance expenses and capital expenditures, and limiting our ability to expand our business.

We also utilize independent contractors and third-party carriers to complete our services. These third parties are subject to similar regulation requirements, which may have a more significant impact on their operations, causing them to exit the transportation industry. Aside from when these third parties may use our trailing equipment to fulfill loads, we do not own the revenue equipment or control the drivers delivering these loads. The inability to obtain reliable third-party carriers and independent contractors could have a material adverse effect on our operating results and business growth.

Rapid changes in fuel costs could impact our periodic financial results.

Fuel costs can be very volatile. We have a fuel surcharge revenue program in place with the majority of our customers, which has historically enabled us to recover the majority of higher fuel costs. Most of these programs automatically adjust weekly depending on the cost of fuel. However, there can be timing differences between a change in our fuel cost and the timing of the fuel surcharges billed to our customers. In addition, we incur additional costs when fuel price increases cannot be fully recovered due to our engines being idled during cold or warm weather and empty or out-of-route miles that cannot be billed to customers. Rapid increases in fuel costs or shortages of fuel could have a material adverse effect on our operations or future profitability. As of December 31, 2022, we had no derivative financial instruments to reduce our exposure to fuel-price fluctuations.

Insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. We have experienced substantial increases in the number and severity of auto liability claims which have exceeded our insurance coverage layers, which has adversely impacted our operating results in recent periods. If the number or severity of claims for which we are self-insured continues to increase, our operating results could be further adversely affected. We have policies in place for 2023 with substantially the same terms as our 2022 policies for personal injury, property damage, workers' compensation, and cargo loss or damage. We purchase insurance coverage for the amounts above which we are self-insured. If these expenses increase and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.

We operate in a regulated industry, and increased direct and indirect costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.

The DOT, FMCSA, and various state agencies exercise broad powers over our business, generally governing matters including authorization to engage in motor carrier service, equipment operation, safety, and financial reporting. We are audited periodically by the DOT to ensure that we are in compliance with various safety, hours-of-service, and other rules and regulations. If we were found to be out of compliance, the DOT could restrict or otherwise impact our operations. Our failure to comply with any applicable laws, rules or regulations to which we are subject, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments. Further, these agencies could institute new laws, rules or regulations or issue interpretation changes to existing regulations at any time. Compliance with new laws, rules or regulations could substantially impair labor and equipment productivity, increase our costs or impact our ability to offer certain services.

Difficulty in attracting and retaining drivers and delivery personnel could affect our profitability and ability to grow.

If we are unable to attract and retain the necessary quality and number of employees, we could be required to significantly increase our employee compensation package, let revenue equipment sit idle, dispose of the equipment altogether, or rely more on higher-cost third-party carriers, which could adversely affect our growth and profitability. In addition, our growth could be limited by an inability to attract third-party carriers upon whom we rely to provide transportation services.

We operate in a competitive and highly fragmented industry. Numerous factors could impair our ability to maintain our current profitability and to compete with other carriers and private fleets.

We compete with many other transportation service providers of varying sizes and, to a lesser extent, with LTL carriers and railroads, some of which have more equipment and greater capital resources than we do. Additionally, some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or to maintain our profit margins.

In an effort to reduce the number of carriers it uses, a customer often selects so-called "core carriers" as approved transportation service providers, and in some instances, we may not be selected. Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some business to competitors. Also, certain customers that operate private fleets to transport their own freight could decide to expand their operations, thereby reducing their need for our services.

Risks Related to Our Business

We derive a significant portion of our revenue from a few major customers, the loss of one or more of which could have a material adverse effect on our business.
For the calendar year ended December 31, 2022, our top 10 customers, based on revenue, accounted for approximately 38% of our revenue. One customer accounted for approximately 14% of our total revenue for the year ended December 31, 2022. Our JBI, ICS, and JBT segments typically do not have long-term contracts with their customers. While our DCS and FMS segments may involve long-term written contracts, those contracts may contain cancellation clauses, and there is no assurance that our current customers will continue to utilize our services or continue at the same levels. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business and operating results.

A determination that independent contractors are employees could expose us to various liabilities and additional costs.
Federal and state legislation as well as tax and other regulatory authorities have sought to assert that independent contractors in the transportation service industry are employees rather than independent contractors. An example of such legislation has recently gone into effect in California, although a legal challenge to the law is pending. There can be no assurance that interpretations that support the independent contractor status will not change, that other federal or state legislation will not be enacted or that various authorities will not successfully assert a position that re-classifies independent contractors to be employees. If our independent contractors are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. In addition, such changes may be applied retroactively, and if so, we may be required to pay additional amounts to compensate for prior periods. Any of the above increased costs would adversely affect our business and operating results.

We may be subject to litigation claims that could result in significant expenditures.
We by the nature of our operations are exposed to the potential for a variety of litigation, including personal injury claims, vehicular collisions and accidents, alleged violations of federal and state labor and employment laws, such as class-action lawsuits alleging wage and hour violations and improper pay, commercial and contract disputes, cargo loss and property damage claims. While we purchase insurance coverage at levels we deem adequate, future litigation may exceed our insurance coverage or may not be covered by insurance. We accrue a provision for a litigation matter according to applicable accounting standards based on the ongoing assessment of the strengths and weaknesses of the litigation, its likelihood of success, and an evaluation of the possible range of loss. Our inability to defend ourselves against a significant litigation claim could have a material adverse effect on our financial results.

We rely significantly on our information technology systems, a disruption, failure or security breach of which or an inability to keep pace with technological advances could have a material adverse effect on our business.
We rely on information technology throughout all areas of our business to initiate, track, and complete customer orders; process financial and nonfinancial data; compile results of operations for internal and external reporting; and achieve operating efficiencies and growth. We have also invested significantly in the development of our Marketplace for J.B. Hunt 360 online freight matching platform, through which we are generating an increasing amount of revenue. Each of our information technology systems may be susceptible to various interruptions, including equipment or network failures, failed upgrades or replacement of software, user error, power outages, natural disasters, cyber-attacks, theft or misuse of data, terrorist attacks, computer viruses, hackers, or other security breaches. We may in the future experience security breaches and other interruptions of our information technology systems despite our best efforts to prevent them. We have mitigated our exposure to these risks through the establishment and maintenance of technology security programs and disaster recovery plans, but these mitigating activities may not be sufficient. A significant disruption, failure or security breach in our information technology systems could have a material adverse effect on our business, which could include operational disruptions, loss of confidential information,

external reporting delays or errors, legal claims, or damage to our business reputation. We also could experience an inability to keep pace with technological advances, resulting in our information technology platforms becoming obsolete or our competitors developing related or similar service offerings more effective than ours.

Acquisitions or business combinations may disrupt or have a material adverse effect on our operations or earnings.

A substantial portion of the growth of our FMS segment has resulted from strategic acquisitions, and our future growth strategy for FMS and possibly other operating segments may involve the acquisition of one or more businesses. We could have difficulty integrating acquired companies' assets, personnel and operations with our own. Regardless of whether we are successful in making an acquisition or completing a business combination, the negotiations could disrupt our ongoing business, distract our management and employees, and increase our operating costs. Acquisitions and business combinations are accompanied by a number of inherent risks, including, without limitation, the difficulty of integrating acquired companies and operations; potential disruption of our ongoing businesses and distraction of our management or the management of acquired companies; difficulties in maintaining controls, procedures and policies; potential impairment of relationships with employees and partners as a result of any integration of new management personnel; potential inability to manage an increased number of locations and employees; failure to realize expected efficiencies, synergies and cost savings; or the effect of any government regulations which relate to the businesses acquired.

Our business could be materially impacted if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with an acquisition or business combination involving FMS or other segments, many of which cannot be presently identified.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We own our corporate headquarters in Lowell, Arkansas. In addition, we own or lease buildings in Lowell that we utilize for administrative support and warehousing. We also own or lease 52 other significant facilities across the United States where we perform maintenance on our equipment, provide bulk fuel, and employ personnel to support operations. These facilities vary in size from 2 to 39 acres. Each of our business segments utilizes these facilities. In addition, we have 129 leased or owned facilities in our FMS cross-dock and other delivery system networks and multiple leased or owned remote sales offices or branches in our ICS segment. We also own or lease multiple small facilities, offices, and parking yards throughout the country that support our customers' business needs.

A summary of our principal facilities in locations throughout the U.S. follows:

Type	Acreage	Maintenance Shop/ Cross-dock Facility (square feet)	Office Space (square feet)
Maintenance and support facilities	563	935,000	198,000
Cross-dock and delivery system facilities	82	4,567,000	140,000
Corporate headquarters campus, Lowell, Arkansas	130	—	707,000
Branch sales offices	—	—	50,000
Other facilities, offices, and parking yards	555	995,000	266,000

ITEM 3. LEGAL PROCEEDINGS

See Note 9, Commitments and Contingencies in our Consolidated Financial Statements for disclosures related to legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market (NASDAQ) under the symbol "JBHT." At December 31, 2022, we were authorized to issue up to 1 billion shares of our common stock, and 167.1 million shares were issued. We had 103.7 million and 105.1 million shares outstanding as of December 31, 2022 and 2021 respectively. On February 21, 2023, we had 967 stockholders of record of our common stock.

Dividend Policy

Our dividend policy is subject to review and revision by the Board of Directors, and payments are dependent upon our financial condition, liquidity, earnings, capital requirements, and any other factors the Board of Directors may deem relevant. On January 19, 2023, we announced an increase in our quarterly cash dividend from $0.40 to $0.42 per share, which was paid February 24, 2023, to stockholders of record on February 10, 2023. We currently intend to continue paying cash dividends on a quarterly basis. However, no assurance can be given that future dividends will be paid.

Purchases of Equity Securities

On January 22, 2020, our Board of Directors authorized the purchase of up to $500 million of our common stock. On July 20, 2022, our Board of Directors authorized an additional purchase of up to $500 million of our common stock. These stock repurchase programs have no expiration date. At December 31, 2022, we had $551.1 million available under these authorized plans to purchase our common stock. We made no purchases of our common stock during the three months ended December 31, 2022.

Stock Performance Graph

The following graph compares the cumulative 5-year total return of stockholders of our common stock with the cumulative total returns of the S&P 500 index and two customized peer groups. The peer group labeled "2021 Peer Group" consists of 13 companies: C.H. Robinson Worldwide Inc., CSX Corporation, Expeditors International of Washington Inc., Hub Group Inc., Knight-Swift Transportation Holdings Inc., Norfolk Southern Corporation, Old Dominion Freight Line Inc., Republic Services Inc., Ryder System Inc., Schneider National Inc., Stericycle Inc., Waste Management Inc., and XPO, Inc. The peer group labeled "2022 Peer Group" consists of 14 companies: C.H. Robinson Worldwide Inc., CSX Corporation, Expeditors International of Washington Inc., Hub Group Inc., Knight-Swift Transportation Holdings Inc., Norfolk Southern Corporation, Old Dominion Freight Line Inc., Republic Services Inc., Ryder System Inc., Schneider National Inc., Stericycle Inc., Union Pacific Corporation, Waste Management Inc., and XPO, Inc. The graph assumes the value of the investment in our common stock, in the index, and in each of the peer groups (including reinvestment of dividends) was $100 on December 31, 2017 and tracks it through December 31, 2022. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Comparison of 5 Year Cumulative Total Return
Among J.B. Hunt Transport Services, Inc., the S&P 500 Index, 2021 Peer Group and 2022 Peer Group



		Years Ended December 31,				
	2017	2018	2019	2020	2021	2022
J.B. Hunt Transport Services, Inc.	$ 100.00	$ 81.59	$ 103.43	$ 122.15	$ 183.99	$ 158.36
S&P 500	100.00	95.62	125.72	148.85	191.58	156.89
2021 Peer Group	100.00	100.83	127.45	154.02	210.17	182.35
2022 Peer Group	100.00	102.30	131.78	157.84	208.60	179.30

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with our financial statements and related notes in Item 8. This discussion contains forward-looking statements. Please see "Forward-looking Statements" and "Risk Factors" for a discussion of items, uncertainties, assumptions and risks associated with these statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that impact the amounts reported in our Consolidated Financial Statements and accompanying notes. Therefore, the reported amounts of assets, liabilities, revenues, expenses and associated disclosures of contingent liabilities are affected by these estimates. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with third parties and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recognized in the accounting period in which the facts that give rise to the revision become known. We consider our critical accounting policies and estimates to be those that require us to make more significant judgments and estimates when we prepare our financial statements and include the following:

Workers' Compensation and Accident Costs

We purchase insurance coverage for a portion of expenses related to employee injuries, vehicular collisions, accidents, and cargo damage. Certain insurance arrangements include a level of self-insurance (deductible) coverage applicable to each claim. We have umbrella policies to limit our exposure to catastrophic claim costs which may include certain coverage-layer-specific, aggregated reimbursement limits of covered excess claims. We are substantially self-insured for loss of and damage to our owned and leased revenue equipment.

The amounts of self-insurance change from time to time based on measurement dates, policy expiration dates, and claim type. For 2020 through 2022, we were self-insured for $500,000 per occurrence as well as subject to coverage-layer-specific, aggregated reimbursement limits of covered excess claims for personal injury and property damage. We were fully insured for workers' compensation claims for nearly all states. We have policies in place for 2023 with substantially the same terms as our 2022 policies for personal injury, property damage, workers' compensation, and cargo loss or damage.

Our claims accrual policy for all self-insured claims is to recognize a liability at the time of the incident based on our analysis of the nature and severity of the claims and analyses provided by third-party claims administrators, as well as legal, economic, and regulatory factors. Our safety and claims personnel work directly with representatives from the insurance companies to continually update the estimated cost of each claim. The ultimate cost of a claim develops over time as additional information regarding the nature, timing, and extent of damages claimed becomes available. Accordingly, we use an actuarial method to develop current claim information to derive an estimate of our ultimate personal injury and property damage claim liability. This process involves the use of expected loss rates, loss-development factors based on our historical claims experience, claim frequencies and severity, and contractual premium adjustment factors, if applicable. In doing so, the recorded liability considers future claims growth and provides a reserve for incurred-but-not-reported claims. We do not discount our estimated losses. At December 31, 2022, we had an accrual of approximately $427 million for estimated claims. A significant increase in the volume of claims or amount of settlements exceeding our coverage-layer-specific, aggregated reimbursement limits could result in significant increase in our estimated liability for claims in future periods. In addition, we record receivables for amounts expected to be reimbursed for payments made in excess of self-insurance levels on covered claims. At December 31, 2022, we have recorded $374 million of expected reimbursement for covered excess claims, other insurance deposits, and prepaid insurance premiums.

Revenue Equipment

We operate a significant number of tractors, trucks, containers, chassis, and trailers in connection with our business. This equipment may be purchased or acquired under lease agreements. In addition, we may rent revenue equipment from various third parties under short-term rental arrangements. Purchased revenue equipment is depreciated on the straight-line method over the estimated useful life to an estimated salvage or trade-in value. We periodically review the useful lives and salvage values of our revenue equipment and evaluate our long-lived assets for impairment. We have not identified any impairment to our assets at December 31, 2022.

We have agreements with our primary tractor suppliers for residual or trade-in values for certain new equipment. We have utilized these trade-in values, as well as other operational information such as anticipated annual miles, in accounting for depreciation expense.

Revenue Recognition

We record revenues on the gross basis at amounts charged to our customers because we control and are primarily responsible for the fulfillment of promised services. Accordingly, we serve as a principal in the transaction. We invoice our customers, and we maintain discretion over pricing. Additionally, we are responsible for selection of third-party transportation providers to the extent used to satisfy customer freight requirements.

We recognize revenue from customer contracts based on relative transit time in each reporting period and as other performance obligations are provided, with related expenses recognized as incurred. Accordingly, a portion of the total revenue that will be billed to the customer is recognized in each reporting period based on the percentage of the freight pickup and delivery performance obligation that has been completed at the end of the reporting period.

Our trade accounts receivable includes accounts receivable reduced by an allowance for uncollectible accounts. Receivables are recorded at amounts billed to customers when loads are delivered or services are performed. The allowance for uncollectible accounts is calculated over the life of the underlying receivable and is based on historical experience; any known trends or uncertainties related to customer billing and account collectability; current economic conditions; and reasonable and supportable economic forecasts, each applied to segregated risk pools based on the business segment that generated the receivable. The adequacy of our allowance is reviewed quarterly.

Income Taxes

We account for income taxes under the liability method. Our deferred tax assets and liabilities represent items that will result in a tax deduction or taxable income in future years for which we have already recorded the related tax expense or benefit in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in our Consolidated Financial Statements and when they are recognized in our tax returns. We assess the likelihood that deferred tax assets will be recovered from future taxable income or the reversal of temporary timing differences. To the extent we believe recovery does not meet the more-likely-than-not threshold, a valuation allowance is established. To the extent we establish a valuation allowance, we include an expense as part of our income tax provision.

Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on our provision for income taxes. As part of our calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not to be sustained upon audit based on the technical merits of the tax position. For tax positions that are not more likely than not to be sustained upon audit, we accrue the largest amount of the benefit that is not more likely than not to be sustained in our Consolidated Financial Statements. Such accruals require us to make estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter for which we have established an accrual is audited and resolved. See Note 6, Income Taxes, in our Consolidated Financial Statements for a discussion of our current tax contingencies.

RESULTS OF OPERATIONS

The following table sets forth items in our Consolidated Statements of Earnings as a percentage of operating revenues and the percentage increase or decrease of those items compared with the prior year.

	Percentage of Operating Revenues			Percentage Change Between Years	
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Operating revenues	100.0%	100.0%	100.0%	21.7%	26.3%
Operating expenses:					
Rents and purchased transportation	49.9	53.0	51.4	14.6	30.2
Salaries, wages and employee benefits	22.8	22.7	24.4	22.1	17.6
Fuel and fuel taxes	6.3	4.4	3.7	75.6	48.4
Depreciation and amortization	4.4	4.6	5.5	15.7	5.6
Operating supplies and expenses	3.4	3.0	3.5	36.1	10.5
Insurance and claims	2.1	1.4	1.4	92.7	22.7
General and administrative expenses, net of asset dispositions	1.4	1.5	1.8	10.1	8.6
Operating taxes and licenses	0.5	0.5	0.6	14.8	9.4
Communication and utilities	0.2	0.3	0.3	5.3	4.0
Total operating expenses	91.0	91.4	92.6	21.2	24.6
Operating income	9.0	8.6	7.4	27.4	46.6
Net interest expense	0.4	0.4	0.5	9.7	(2.8)
Earnings before income taxes	8.6	8.2	6.9	28.2	50.1
Income taxes	2.1	1.9	1.6	30.6	49.4
Net earnings	6.5%	6.3%	5.3%	27.4%	50.3%

2022 COMPARED WITH 2021

Consolidated Operating Revenues

Our total consolidated operating revenues increased 21.7% to $14.81 billion in 2022, compared to $12.17 billion in 2021. This increase was primarily due to higher revenue per load and increased load volumes within JBI and JBT, increased average revenue producing trucks and fleet productivity within DCS, and increased revenue in FMS primarily driven by a business acquisition, partially offset by decreased ICS load volume. Fuel surcharge revenues increased 94.2% to $2.43 billion in 2022, compared to $1.25 billion in 2021. If fuel surcharge revenues were excluded from both years, our 2022 revenue increased 13.4% over 2021.

Consolidated Operating Expenses

Our 2022 consolidated operating expenses increased 21.2% from 2021, while year-over-year revenue increased 21.7%, resulting in a 2022 operating ratio of 91.0% compared to 91.4% in 2021.

Rents and purchased transportation costs increased 14.6% in 2022, primarily due to an increase in rail carrier purchased transportation costs within the JBI segment and an increase in the use of third-party truck carriers by JBT, partially offset by decreased ICS load volume. Salaries, wages and employee benefit costs increased 22.1% in 2022 from 2021. This increase was primarily related to increases in driver pay and office personnel compensation and an increase in the number of employees as well as an increase in group medical expense compared to 2021.

Fuel and fuel taxes expense increased 75.6% in 2022 compared with 2021, due primarily to an increase in the price of fuel during 2022 and increased road miles. We have fuel surcharge programs in place with the majority of our customers. These programs typically involve a specified computation based on the change in national, regional, or local fuel prices. While these programs may address fuel cost changes as frequently as weekly, most also reflect a specified miles-per-gallon factor and require a certain minimum change in fuel costs to trigger a change in fuel surcharge revenue. As a result, some of these programs have a time lag between when fuel costs change and when this change is reflected in revenues. Due to these programs, this lag negatively impacts operating income in times of rapidly increasing fuel costs and positively impacts operating income when fuel costs decrease rapidly. It is not meaningful to compare the amount of fuel surcharge revenue or the change in fuel surcharge revenue between reporting periods to fuel and fuel taxes expense, or the change of fuel expense between periods, as a significant portion of fuel cost is included in our payments to railroads, dray carriers and other third parties. These payments are classified as purchased transportation expense.

Depreciation and amortization expense increased 15.7% in 2022, primarily due to equipment purchases related to new DCS long-term customer contracts, the addition of trailing equipment within our JBI and JBT segments and increased intangible asset amortization expense resulting from the business acquisition within FMS.

Operating supplies and expenses increased 36.1% in 2022 compared with 2021, driven primarily by higher equipment maintenance costs, due to holding equipment longer, increased tire expense, increased tolls expense, and higher travel and entertainment expenses compared to 2021. Insurance and claims expense increased 92.7% in 2022, primarily due to increased cost per claim, higher insurance policy premium expense, and the inclusion of $94.0 million of expense for additional casualty claim reserves for claims subject to insurance coverage-layer-specific aggregated limits in 2022. General and administrative expenses increased 10.1% from 2021, primarily due to higher building rentals, higher software subscription expense, increased professional services expense, and higher bad debt expense, partially offset by higher net gains from sale or disposals of assets. Net gain from sale or disposal of assets was $25.4 million in 2022, compared to a net loss from sale or disposals of assets of $5.5 million in 2021.

Net interest expense for 2022 increased by 9.7% compared with 2021, due to higher effective interest rates on our debt. Income tax expense increased 30.6% in 2022, due primarily to increased taxable earnings in 2022. Our effective income tax rate was 24.4% in 2022 and 23.9% in 2021.

Segments

We operated five business segments during 2022. The operation of each of these businesses is described in our Notes to Consolidated Financial Statements. The following tables summarize financial and operating data by segment:

Operating Revenue by Segment

Years Ended December 31, (in millions)

	2022	2021	2020
JBI	$ 7,022	$ 5,454	$ 4,675
DCS	3,378	2,578	2,196
ICS	2,386	2,538	1,658
JBT	1,082	796	463
FMS	980	842	689
Total segment revenues	14,848	12,208	9,681
Intersegment eliminations	(34)	(40)	(44)
Total	$ 14,814	$ 12,168	$ 9,637

Operating Income by Segment

Years Ended December 31, (in millions)

	2022	2021	2020
JBI	$ 800	$ 603	$ 428
DCS	345	304	314
ICS	59	46	(45)
JBT	93	65	17
FMS	35	28	(1)
Total	$ 1,332	$ 1,046	$ 713

OPERATING DATA BY SEGMENT

	Years Ended December 31,		
	2022	**2021**	**2020**
JBI			
Loads	2,068,278	1,984,834	2,019,391
Average length of haul (miles)	1,665	1,684	1,690
Revenue per load	$ 3,395	$ 2,748	$ 2,315
Average tractors during the period[1]	6,601	5,904	5,530
Tractors (end of period)	6,696	6,194	5,663
Trailing equipment (end of period)	115,150	104,973	98,689
Average effective trailing equipment usage	107,319	98,798	90,514
DCS			
Loads	4,406,527	4,020,308	3,676,212
Average length of haul (miles)	165	161	160
Revenue per truck per week[2]	$ 5,225	$ 4,719	$ 4,373
Average trucks during the period[3]	12,564	10,628	9,743
Trucks (end of period)	12,899	11,689	9,911
Trailing equipment (end of period)	28,322	28,822	27,290
ICS			
Loads	1,231,334	1,326,979	1,265,897
Revenue per load	$ 1,938	$ 1,912	$ 1,310
Gross profit margin	14.7%	11.8%	9.9%
Employee count (end of period)	984	975	1,011
Approximate number of third-party carriers (end of period)	156,400	136,400	100,200
Marketplace for J.B. Hunt 360 revenue (millions)	$1,521.1	$1,583.8	$1,142.2
JBT			
Loads	500,407	445,812	406,550
Average trailers during the period	12,798	9,299	7,866
Revenue per load	$ 2,163	$ 1,785	$1,138
Average length of haul	520	482	420
Tractors (end of period)			
Company-owned	620	734	798
Independent contractor	2,098	1,501	971
Total tractors	2,718	2,235	1,769
Trailers (end of period)	14,718	11,172	8,567
FMS			
Stops	5,432,627	6,413,680	5,771,533
Average trucks during the period[3]	1,814	1,520	1,405

(1) Includes company-owned and independent contractor tractors
(2) Using weighted workdays
(3) Includes company-owned, independent contractor, and customer-owned trucks

JBI Segment

JBI segment revenue increased 29% to $7.02 billion in 2022, from $5.45 billion in 2021. This increase in revenue was primarily a result of a 24% increase in revenue per load, which is the combination of changes in freight mix, customer rate changes, cost recovery efforts, and fuel surcharge revenue and a 4% increase in load volume. Eastern network load volumes increased 9% and transcontinental loads increased 1% compared to 2021. Revenue per load excluding fuel surcharges increased 15% compared to 2021.

Operating income of the JBI segment increased to $800 million in 2022, from $603 million in 2021. The increase is primarily due to increased revenue and higher net gains from the sale of equipment during the current year, partially offset by higher rail and third-party dray purchased transportation expense, higher costs to attract and retain drivers, increased non-driver salary and wages, higher equipment-related expenses, increased insurance and claims expense, and higher costs due to rail and port network inefficiencies and customer detention of equipment. In addition, JBI incurred $33 million in expense for the segment's portion of the additional casualty claim reserves in 2022.

DCS Segment

DCS segment revenue increased 31% to $3.38 billion in 2022, from $2.58 billion in 2021. Productivity, defined as revenue per truck per week, increased 11% compared to 2021. Productivity excluding fuel surcharge revenue increased 4% from 2021. The increase in productivity was primarily due to contractual index-based rate increases, partially offset by lower productivity of equipment on start-up accounts. Customer retention rates remain above 98%.

Operating income of our DCS segment increased to $345 million in 2022, from $304 million in 2021. Higher revenues and higher net gains from the sale of equipment during 2022 were partially offset by increased driver and non-driver wages, benefits and recruiting costs, higher equipment-related expenses, higher costs related to the implementation of new long-term customer contracts, increased insurance and claims expense, and higher bad debt expense when compared to 2021. In addition, DCS incurred $27 million in expense for the segment's portion of the additional casualty claim reserves in 2022.

ICS Segment

ICS segment revenue decreased 6% to $2.39 billion in 2022, from $2.54 billion in 2021. Overall volumes decreased 7%, while revenue per load increased 1% when compared to 2021, primarily due to higher contractual customer rates within the truckload business and changes in customer freight mix when compared to 2021. Contractual business was 56% of the total load volume and 51% of the total revenue in 2022, compared to 51% of the total load volume and 39% of the total revenue in 2021.

Operating income of our ICS segment increased to $59 million in 2022, from $46 million in 2021. The increase in operating income was primarily due to higher gross profit margins, partially offset by higher personnel costs, increased technology spending, increased insurance and claims expense, and higher bad debt expense during 2022. In addition, ICS incurred $22 million in expense for the segment's portion of the additional casualty claim reserves in 2022. Gross profit margin increased to 14.7% in the current year versus 11.8% last year. Approximately $1.52 billion of ICS revenue for 2022 was executed through the Marketplace for J.B. Hunt 360 compared to $1.58 billion in 2021. ICS's carrier base increased 15% when compared to 2021.

JBT Segment

JBT segment revenue increased 36% to $1.1 billion in 2022, from $796 million in 2021. Excluding fuel surcharges, revenue for 2022 increased 28% compared to 2021, primarily due to a 12% increase in load volume and a 14% increase in revenue excluding fuel surcharge revenue per load compared to 2021. The 2022 growth in load count was primarily due to the continued expansion of J.B. Hunt 360box which leverages the J.B. Hunt 360 platform to access drop trailer capacity for customers across our transportation network. At the end of 2022, JBT operated 14,718 trailers and 2,718 tractors compared to 11,172 and 2,235 at the end of 2021.

Operating income of our JBT segment increased to $93 million in 2022, from $65 million in 2021. The increase in operating income was driven primarily by increased load counts and revenue per load during the current year, which were partially offset by higher purchased transportation expense, higher equipment-related expenses, increased personnel costs, increased insurance and claims expense, and increased technology spending related to the continued expansion of J.B. Hunt 360box. In addition, JBT incurred $7 million in expense for the segment's portion of the additional casualty claim reserves in 2022.

FMS Segment
FMS segment revenue increased 16% to $980 million in 2022 from $842 million in 2021, primarily due to the implementation of multiple new customer contracts and the acquisition of Zenith Freight Lines, LLC (Zenith) in 2022. The increase in revenue was partially offset by the effects of internal efforts to improve revenue quality across certain accounts as well as supply-chain related constraints for goods in the primary markets served by FMS.

Operating income of our FMS segment increased to $35 million in 2022, from $28 million in 2021. The increase in operating income was primarily due to increased revenues, partially offset by higher personnel salary, wages and benefits expense, higher equipment-related expenses, increased insurance and claims expense, increased driver recruiting costs, increased technology costs, and implementation costs related to new long-term contractual business. In addition, FMS incurred $5 million in expense for the segment's portion of the additional casualty claim reserves in 2022, while 2021 included an aggregated benefit of $9 million from the net settlement of claims and the reduction of a contingent liability.

2021 COMPARED WITH 2020
Consolidated Operating Revenues
Our total consolidated operating revenues increased 26.3% to $12.17 billion in 2021, compared to $9.64 billion in 2020. This increase was primarily due to increased ICS and JBT revenue, higher JBI revenue per load, increased average revenue producing trucks and fleet productivity within DCS, and increased FMS stops and revenue per stop. Fuel surcharge revenues increased 65.5% to $1.25 billion in 2021, compared to $757 million in 2020. If fuel surcharge revenues were excluded from both years, our 2021 revenue increased 22.9% over 2020.

Consolidated Operating Expenses
Our 2021 consolidated operating expenses increased 24.6% from 2020, while year-over-year revenue increased 26.3%, resulting in a 2021 operating ratio of 91.4% compared to 92.6% in 2020.

Rents and purchased transportation costs increased 30.2% in 2021, primarily due to increased third-party rail and truck purchased transportation rates in JBI and ICS, increased ICS load volume, and an increase in the use of third-party truck carriers by JBT and FMS during 2021. Salaries, wages and employee benefit costs increased 17.6% in 2021 from 2020. This increase was primarily related to increases in driver pay and office personnel compensation due to a tighter supply of qualified drivers, a trend we anticipate continuing, and an increase in the number of employees as well as an increase in incentive compensation compared to 2020.

Fuel and fuel taxes expense increased 48.4% in 2021 compared with 2020, due primarily to an increase in the price of fuel during 2021 and increased road miles. Depreciation and amortization expense increased 5.6% in 2021, primarily due to equipment purchases related to new DCS long-term customer contracts, the addition of trailing equipment and scheduled turnover of tractors within JBI, higher trailer counts in JBT, and increased capital investments in information technology.

Operating supplies and expenses increased 10.5% in 2021 compared with 2020, driven primarily by higher equipment maintenance costs, increased tire expense, increased tolls expense, higher travel and entertainment expense, and higher weather-related towing costs, partially offset by reduced operating supplies and building maintenance costs in response to COVID-19 compared to 2020. Insurance and claims expense increased 22.7% in 2021, primarily due to higher incident volume and severity and increased insurance policy premium expenses, partially offset by a $3.2 million benefit from the net settlement of claims within the FMS segment. General and administrative expenses increased 8.6% from 2020, primarily due to higher advertising costs, increased technology spend, and increased driver hiring expenses, partially offset by a $5.7 million benefit from the reduction of a contingent liability in the FMS segment. Additionally, net losses from sale or disposal of assets were $5.5 million in 2021, compared to net losses of $4.4 million in 2020.

Net interest expense for 2021 decreased by 2.8% compared with 2020, due to lower effective interest rates on our debt. Income tax expense increased 49.4% in 2021, due primarily to increased taxable earnings in 2021. Our effective income tax rate was 23.9% in 2021 and 24.0% in 2020.

JBI Segment

JBI segment revenue increased 17% to $5.45 billion in 2021, from $4.68 billion in 2020. This increase in revenue was primarily a result of an 19% increase in revenue per load, which is the combination of changes in freight mix, customer rate changes, cost recovery efforts, and fuel surcharge revenue, partially offset by a 2% decrease in load volume. Eastern network load volumes increased 1% and transcontinental loads decreased 3% compared to 2020. Revenue per load excluding fuel surcharges increased 14% compared to 2020.

Operating income of the JBI segment increased to $603 million in 2021, from $428 million in 2020. Benefits from increased revenue per load were partially offset by network inefficiencies caused by continued rail and customer fluidity challenges, higher rail and third-party dray purchased transportation expense, higher driver wages and recruiting costs, increased non-driver salary, wages, and incentive compensation, and higher equipment costs when compared to 2020.

DCS Segment

DCS segment revenue increased 17% to $2.58 billion in 2021, from $2.20 billion in 2020. Productivity, defined as revenue per truck per week, increased 8% compared to 2020. Productivity excluding fuel surcharge revenue increased 5% from 2020. The increase in productivity was primarily a result of contracted indexed-based price escalators and less unassigned idle equipment, partially offset by expected lower productivity within start-up accounts and an increase in open assigned trucks due to the tighter supply of qualified drivers and COVID-related labor disruptions. Customer retention rates remain above 98%.

Operating income of our DCS segment decreased to $304 million in 2021, from $314 million in 2020. Higher revenues during the current year were more than offset by increases in driver wage and recruiting costs, increased non-driver salary, wages, and incentive compensation, increased casualty insurance and claims costs, higher group medical benefits, and additional costs related to the implementation of new, long-term customer contracts.

ICS Segment

ICS segment revenue increased 53% to $2.54 billion in 2021, from $1.66 billion in 2020. Revenue per load increased 46% when compared to 2020, primarily due to higher spot and contractual customer rates within the truckload business and changes in customer freight mix when compared to 2020. Overall volumes increased 5%, with truckload volumes increasing 13% when compared to 2020. Contractual business was 51% of the total load volume and 39% of the total revenue in the 2021, compared to 60% of the total load volume and 43% of the total revenue in 2020.

ICS segment had operating income of $46 million in 2021, compared to an operating loss of $45 million in 2020. The increase in operating income was primarily due to increased revenue and higher gross profit margins, partially offset by higher personnel incentive compensation, and increased technology costs. Gross profit margin increased to 11.8% in the current year versus 9.9% last year. Approximately $1.58 billion of ICS revenue for 2021 was executed through the Marketplace for J.B. Hunt 360 compared to $1.14 billion in 2020. ICS's carrier base increased 36% when compared to 2020.

JBT Segment

JBT segment revenue increased 72% to $796 million in 2021, from $463 million in 2020. Excluding fuel surcharges, revenue for 2021 increased 70% compared to 2020, primarily due to a 10% increase in load volume and a 55% increase in revenue excluding fuel surcharge revenue per load compared to 2020. The 2021 growth in load count was primarily due to the continued expansion of J.B. Hunt 360box which leverages the J.B. Hunt 360 platform to access drop trailer capacity for customers across our transportation network. At the end of 2021, JBT operated 11,172 trailers and 2,235 tractors compared to 8,567 and 1,769 at the end of 2020.

JBT segment had operating income of $65 million in 2021 compared with $17 million in 2020. The increase in operating income was driven primarily by increased load counts and revenue per load during 2021, which were partially offset by increases in purchased transportation expense, higher costs to attract and retain drivers, higher non-driver salary, wages, and incentive compensation, and additional costs from further investments in the trailer network and technology related to the continued expansion of J.B. Hunt 360box.

FMS Segment
FMS segment revenue increased 22% to $842 million in 2021 from $689 million in 2020, primarily due to the addition of multiple customer contracts implemented during the current year and 2020 including temporary suspension of operations at several customer sites as a result of the COVID-19 pandemic. Stop count for 2021 increased 11%, while productivity, defined as revenue per stop, increased 10% compared to 2020. The increase in productivity was primarily due to a shift in the mix of business between asset and asset-light operations and the implementation of higher rates.

FMS segment had operating income of $28 million in 2021 compared to an operating loss of $1 million in 2020. The increase in operating income was primarily due to increased revenues, a $5.7 million benefit from the reduction of a contingent liability, and a $3.2 million benefit from the net settlement of claims. These items were partially offset by higher implementation costs related to new long-term contractual business, higher third-party contract carrier costs, lower volumes with certain customers related to product availability because of supply chain disruptions, and higher personnel salary, wages, and incentive compensation.

LIQUIDITY AND CAPITAL RESOURCES
Net cash provided by operating activities totaled $1.78 billion in 2022, compared to $1.22 billion in 2021, due to increased earnings and the timing of general working capital activities.

Net cash used in investing activities totaled $1.55 billion in 2022, compared with $877 million in 2021. The increase resulted primarily from an increase in equipment purchases, net of proceeds from the sale of equipment, and business acquisitions completed in 2022.

Net cash used in financing activities was $530 million in 2022, compared with $305 million in 2021. This increase resulted primarily from an increase in treasury stock purchased, higher dividends paid, and retirement of long-term debt, partially offset by net proceeds from revolving lines of credit in 2022.

Our dividend policy is subject to review and revision by the Board of Directors, and payments are dependent upon our financial condition, liquidity, earnings, capital requirements, and other factors the Board of Directors may deem relevant. We paid a $0.27 per share quarterly dividend in 2020, a $0.28 per share quarterly dividend in the first quarter of 2021, a $0.30 per share quarterly dividend in the last three quarters of 2021, and a $0.40 per share quarterly dividend in 2022. On January 19, 2023, we announced an increase in our quarterly cash dividend from $0.40 to $0.42 per share, which was paid February 24, 2023, to stockholders of record on February 10, 2023. We currently intend to continue paying cash dividends on a quarterly basis. However, no assurance can be given that future dividends will be paid.

Liquidity
Our need for capital has typically resulted from the acquisition of containers and chassis, trucks, tractors and trailers required to support our growth and the replacement of older equipment as well as periodic business acquisitions. We are frequently able to accelerate or postpone a portion of equipment replacements or other capital expenditures depending on market and overall economic conditions. However, we do anticipate that the current challenges related to timely delivery of ordered equipment will continue due to supply chain challenges impacting production. In recent years, we have obtained capital through cash generated from operations, revolving lines of credit and long-term debt issuances. We have also periodically utilized operating leases to acquire revenue equipment.

We believe our liquid assets, cash generated from operations, and revolving line of credit will provide sufficient funds for our operating and capital requirements for the foreseeable future. In September 2022, we replaced our $750 million senior credit facility dated September 25, 2018, with a new credit facility authorizing us to borrow up to $1.5 billion through a revolving line of credit and committed term loans, which is supported by a credit agreement with a group of banks. The revolving line of credit authorizes us to borrow up to $1.0 billion under a five-year term expiring September 2027, and allows us to request an increase in the revolving line of credit total commitment by up to $300 million and to request two one-year extensions of the maturity date. The committed term loans authorize us to borrow up to an additional $500 million during the nine-month period beginning September 27, 2022, and if funded, will mature in September 2025. The applicable interest rates under this agreement are based on either the Secured Overnight Financing Rate (SOFR), or a Base Rate, depending upon the specific type of borrowing, plus an applicable margin and other fees. At December 31, 2022, we had a cash balance of $51.9 million, a $317.5 million outstanding balance on the revolving line of credit at an average interest rate of 5.32% and no outstanding balance of term loans under our senior credit facility.

We continue to evaluate the possible effects of current economic conditions and reasonable and supportable economic forecasts on operational cash flows, including the risks of declines in the overall freight market and our customers' liquidity and ability to pay. We regularly monitor working capital and maintain frequent communication with our customers, suppliers and service providers. A large portion of our cost structure is variable. Purchased transportation expense represents more than half of our total costs and is heavily tied to load volumes. Our second largest cost item is salaries and wages, the largest portion of which is driver pay, which includes a large variable component.

Our senior notes consist of two separate issuances. The first is $250 million of 3.85% senior notes due March 2024, which was issued in March 2014. Interest payments under these notes are due semiannually in March and September of each year, beginning September 2014. The second is $700 million of 3.875% senior notes due March 2026, issued in March 2019. Interest payments under these notes are due semiannually in March and September of each year, beginning September 2019. We may redeem for cash some or all of the notes based on a redemption price set forth in the note indenture. Our $350 million of 3.30% senior notes matured in August 2022. The entire outstanding balance was paid in full at maturity.

Our financing arrangements require us to maintain certain covenants and financial ratios. At December 31, 2022, we were in compliance with all covenants and financial ratios.

We are currently committed to spend a total of approximately $2.37 billion, net of proceeds from sales or trade-ins, during 2023 and 2024, which is primarily related to the acquisition of tractors, containers, chassis, and other trailing equipment. We had no other off-balance sheet arrangements as of December 31, 2022.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk can be quantified by measuring the financial impact of a near-term adverse increase in short-term interest rates on variable-rate debt outstanding. Our total long-term debt consists of both fixed and variable interest rate facilities. Our senior notes have fixed interest rates ranging from 3.85% to 3.875%. These fixed-rate facilities reduce the impact of changes to market interest rates on future interest expense. Our revolving line of credit has variable interest rates, which are based on either SOFR or a Base Rate, depending upon the specific type of borrowing, plus an applicable margin and other fees. At December 31, 2022, the average interest rate under our revolving line of credit was 5.32%. Our earnings would be affected by changes in these short-term variable interest rates. At our current level of borrowing, a one-percentage-point increase in our applicable rate would reduce annual pretax earnings by $3.2 million. During 2022, we had an interest rate swap agreement which effectively converted our then outstanding $350 million of 3.30% fixed-rate senior notes due August 2022 to a variable rate. The applicable interest rate under this swap agreement was based on LIBOR plus an established margin. These senior notes matured in August 2022 and the related interest rate swap was terminated. We are not currently utilizing any hedging instruments to manage our interest rate risk.

Although we conduct business in foreign countries, international operations are not material to our consolidated financial position, results of operations, or cash flows. Additionally, foreign currency transaction gains and losses were not material to our results of operations for the year ended December 31, 2022. Accordingly, we are not currently subject to material foreign currency exchange rate risks from the effects that exchange rate movements of foreign currencies would have on our future costs or on future cash flows we would receive from our foreign investment. To date, we have not entered into any foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

The price and availability of diesel fuel are subject to fluctuations due to changes in the level of global oil production, seasonality, weather, and other market factors. Historically, we have been able to recover a majority of fuel-price increases from our customers in the form of fuel surcharges. We cannot predict the extent to which volatile fluctuations in fuel prices will continue in the future or the extent to which fuel surcharges could be collected to offset fuel-price increases. As of December 31, 2022, we had no derivative financial instruments to reduce our exposure to fuel-price fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements, Notes to Consolidated Financial Statements, and reports thereon of our independent registered public accounting firm as specified by this Item are presented following Item 15 of this report and include:

Management's Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets as of December 31, 2022 and 2021

Consolidated Statements of Earnings for years ended December 31, 2022, 2021, and 2020

Consolidated Statements of Stockholders' Equity for years ended December 31, 2022, 2021, and 2020

Consolidated Statements of Cash Flows for years ended December 31, 2022, 2021, and 2020

Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain controls and procedures designed to ensure that the information we are required to disclose in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

The certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting is included herein (following Item 15) and is incorporated by reference herein.

The effectiveness of internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that also audited our Consolidated Financial Statements. PricewaterhouseCoopers LLP's report on internal control over financial reporting is included herein (following Item 15).

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required for Item 10 is hereby incorporated by reference from the Notice and Proxy Statement for the Annual Meeting of Stockholders to be held April 27, 2023.

ITEM 11. EXECUTIVE COMPENSATION

The information required for Item 11 is hereby incorporated by reference from the Notice and Proxy Statement for the Annual Meeting of Stockholders to be held April 27, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as set forth below, the information required for Item 12 is hereby incorporated by reference from the Notice and Proxy Statement for the Annual Meeting of Stockholders to be held April 27, 2023.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table summarizes, as of December 31, 2022, information about compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category[1]	Number of Securities To Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
	(A)	(B)	(C)
Equity compensation plans approved by security holders	1,542,366	$ — [2]	4,233,978

(1) We have no equity compensation plans that are not approved by security holders.
(2) Currently, only restricted share units remain outstanding under our equity compensation plan. Upon vesting, restricted share units are settled with shares of our common stock on a one-for-one basis and, accordingly, do not include an exercise price.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required for Item 13 is hereby incorporated by reference from the Notice and Proxy Statement for the Annual Meeting of Stockholders to be held April 27, 2023.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required for Item 14 is hereby incorporated by reference from the Notice and Proxy Statement for the Annual Meeting of Stockholders to be held April 27, 2023.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A) Financial Statements, Financial Statement Schedules and Exhibits:

(1) Financial Statements
The financial statements included in Item 8 above are filed as part of this annual report.

(2) Financial Statement Schedules
Schedule II – Valuation and Qualifying Accounts (in millions)

Allowance for Doubtful Accounts and Other Receivables for the Years Ended:	Balance at Beginning of Year	Charged to Expense	Write-Offs, Net of Recoveries	Balance at End of Year
December 31, 2020	$ 13.3	$ 5.6	$ (0.5)	$ 18.4
December 31, 2021	18.4	2.6	(4.2)	16.8
December 31, 2022	16.8	9.0	(3.5)	22.3

The above schedule reports allowances related to trade accounts receivable and other receivables.

All other schedules have been omitted either because they are not applicable or because the required information is included in our Consolidated Financial Statements or the notes thereto.

(3) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of J.B. Hunt Transport Services, Inc. dated May 19, 1988 (incorporated by reference from Exhibit 3.1 of the Company's quarterly report on Form 10-Q for the period ended March 31, 2005, filed April 29, 2005)
3.2	Second Amended and Restated Bylaws of J.B. Hunt Transport Services, Inc. dated October 21, 2021 (incorporated by reference from Exhibit 3.1 of the Company's current report on Form 8-K, filed October 27, 2021)
3.3	Amendment No. 1 to the Second Amended and Restated Bylaws J.B. Hunt Transport Services, Inc., dated July 20, 2022 (incorporated by reference from Exhibit 3.1 of the Company's current report on Form 8-K filed July 26, 2022)
3.4	Amendment No. 2 to the Second Amended and Restated Bylaws of J.B. Hunt Transport Services, Inc. dated January 19, 2023 (incorporated by reference from Exhibit 3.1 of the Company's current report on Form 8-K, filed January 24, 2023)
4.1	Description of Capital Stock of J.B. Hunt Transport Services, Inc.
4.2	Indenture (incorporated by reference from Exhibit 4.1 of the Company's registration statement on Form S-3ASR (File No. 333-169365), filed September 14, 2010)
4.3	Third Supplemental Indenture (incorporated by reference from Exhibit 4.4 of the Company's current report on Form 8-K, filed March 6, 2014)
4.4	Base Indenture, dated as of March 1, 2019 (incorporated by reference from Exhibit 4.1 of the Company's current report on Form 8-K, filed March 1, 2019)
4.5	First Supplemental Indenture, dated as of March 1, 2019 (incorporated by reference from Exhibit 4.2 of the Company's current report on Form 8-K, filed March 1, 2019)
10.1	Third Amended and Restated Management Incentive Plan (incorporated by reference from Appendix A of the Company's definitive proxy statement on Schedule 14A, filed March 9, 2017)
10.2	Amendment to J.B. Hunt Transport Services, Inc. Third Amended and Restated Management Incentive Plan (incorporated by reference from Exhibit 10.2 of the Company's current report on Form 8-K, filed April 22, 2019)
10.3	Summary of Compensation Arrangements with Named Executive Officers for 2022 (incorporated by reference from Exhibit 99.1 of the Company's current report on Form 8-K, filed January 24, 2022)
10.4	Summary of Compensation Arrangements with Named Executive Officers for 2023 (incorporated by reference from Exhibit 99.1 of the Company's current report on Form 8-K, filed January 24, 2023)
10.5	Amended and Restated Credit Agreement and related documents (incorporated by reference from Exhibit 10.1 of the Company's current report on Form 8-K, filed October 3, 2022)
21.1	Subsidiaries of J.B. Hunt Transport Services, Inc.
22.1	List of Guarantor Subsidiaries of J.B. Hunt Transport Services, Inc.
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ernst & Young LLP
24.1	Powers of Attorney of Members of J.B. Hunt Transport Services, Inc. Board of Directors
31.1	Rule 13a-14(a)/15d-14(a) Certification
31.2	Rule 13a-14(a)/15d-14(a) Certification
32.1	Section 1350 Certification
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lowell, Arkansas, on the 24th day of February 2023.

J.B. HUNT TRANSPORT SERVICES, INC.
(Registrant)

By: /s/ John N. Roberts, III
_____
John N. Roberts, III
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on the 24th day of February 2023, on behalf of the registrant and in the capacities indicated.

/s/ John N. Roberts, III _____ John N. Roberts, III	Chief Executive Officer, Member of the Board of Directors (Principal Executive Officer)
/s/ John Kuhlow _____ John Kuhlow	Chief Financial Officer, Executive Vice President (Principal Financial and Accounting Officer)
* _____ Kirk Thompson	Chairman of the Board of Directors
* _____ James L. Robo	Member of the Board of Directors (Independent Lead Director)
* _____ Douglas G. Duncan	Member of the Board of Directors
* _____ Francesca M. Edwardson	Member of the Board of Directors
* _____ Wayne Garrison	Member of the Board of Directors
* _____ Sharilyn S. Gasaway	Member of the Board of Directors
* _____ Gary C. George	Member of the Board of Directors
* _____ John B. Hill, III	Member of the Board of Directors
* _____ J. Bryan Hunt, Jr.	Member of the Board of Directors
* _____ Gale V. King	Member of the Board of Directors

*By /s/ John N. Roberts, III
_____
John N. Roberts, III
As Attorney-in-Fact Pursuant to Powers of Attorney filed herewith

INDEX TO CONSOLIDATED FINANCIAL INFORMATION

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 Framework). Based on our assessment, our management has concluded that as of December 31, 2022, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that also audited our Consolidated Financial Statements. PricewaterhouseCoopers LLP's report on internal control over financial reporting is included herein.

/s/ John N. Roberts, III

    John N. Roberts, III

    Chief Executive Officer

    (Principal Executive Officer)

/s/ John Kuhlow

    John Kuhlow

    Chief Financial Officer,

    Executive Vice President

    (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of J.B. Hunt Transport Services, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of J.B. Hunt Transport Services, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of earnings, of stockholders' equity and of cash flows for each of the two years in the period ended December 31, 2022, including the related notes and schedule of valuation and qualifying accounts for each of the two years in the period ended December 31, 2022 appearing under Item 15(A)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being

made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Personal injury and property damage claims accruals
As described in Note 2 to the consolidated financial statements, the Company is substantially self-insured for loss of and damage to owned and leased revenue equipment. As of December 31, 2022, the Company's claims accrual balance for self-insured claims was $427 million, of which a significant portion of claims related to personal injury and property damage. The Company recognizes a liability at the time of the incident based on an analysis of the nature and severity of the claims and analyses provided by third-party claims administrators, as well as legal, economic, and regulatory factors. Management uses an actuarial method to develop current claim information to derive an estimate of the ultimate personal injury and property damage claim liability, which involves the use of expected loss rates, loss-development factors based on historical claims experience, and claim frequencies and severity.

The principal considerations for our determination that performing procedures relating to the personal injury and property damage claims accrual is a critical audit matter are (i) the significant judgment by management when developing the claims accrual estimate; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to the expected loss rates, loss-development factors based on historical claims experience, and claim frequencies and severity, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's personal injury and property damage claims accrual process, including controls over the development of expected loss rates, loss-development factors based on historical claims experience, and claim frequencies and severity. These procedures also included, among others, (i) testing management's process for developing the claims accrual estimate; (ii) evaluating the appropriateness of the actuarial method; (iii) testing the completeness and accuracy of underlying data used in the personal injury and property damage claims accrual estimate; and (iv) evaluating the reasonableness of management's significant assumptions related to the expected loss rates, loss-development factors based on historical claims experience, and claim frequencies and severity used in the calculation of the estimate. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's claims accrual process, (ii) the appropriateness of the actuarial method, and (iii) the reasonableness of the expected loss rate, loss-development factors, and claim frequencies and severity used in developing the estimate.

/s/ PricewaterhouseCoopers LLP

Fayetteville, Arkansas
February 24, 2023

We have served as the Company's auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of J.B. Hunt Transport Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of earnings, stockholders' equity and cash flows of J.B. Hunt Transport Services, Inc. (the Company) for the year ended December 31, 2020, and the related notes to the financial statements (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the operations of the Company and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2005 to 2021.

Rogers, Arkansas
February 22, 2021

J.B. HUNT TRANSPORT SERVICES, INC.
Consolidated Balance Sheets

December 31, 2022 and 2021
(in thousands, except share data)

Assets		2022		2021
Current assets:				
Cash and cash equivalents	$	51,927	$	355,549
Trade accounts receivable, net		1,528,075		1,506,619
Other receivables		330,764		216,615
Inventories		40,602		25,032
Prepaid expenses and other current assets		260,410		209,554
Total current assets		2,211,778		2,313,369
Property and equipment, at cost:				
Revenue and service equipment		6,815,776		5,667,131
Land		88,699		67,540
Structures and improvements		382,007		318,222
Software, office equipment and furniture		712,998		627,423
Total property and equipment		7,999,480		6,680,316
Less accumulated depreciation		3,019,663		2,612,661
Net property and equipment		4,979,817		4,067,655
Goodwill		120,449		100,521
Other intangible assets, net		115,941		90,572
Other assets		358,597		222,231
Total assets	$	7,786,582	$	6,794,348

Liabilities and Stockholders' Equity		2022		2021
Current liabilities:				
Current portion of long-term debt	$	—	$	355,972
Trade accounts payable		798,776		772,736
Claims accruals		452,149		307,210
Accrued payroll and payroll taxes		188,252		190,950
Other accrued expenses		129,054		102,732
Total current liabilities		1,568,231		1,729,600
Long-term debt		1,261,738		945,257
Other long-term liabilities		369,314		256,233
Deferred income taxes		920,531		745,442
Total liabilities		4,119,814		3,676,532
Commitments and contingencies (Note 10)				
Stockholders' equity:				
Preferred stock, $100 par value. 10 million shares authorized; none outstanding		—		—
Common stock, $.01 par value. 1 billion shares authorized; (167,099,432 shares issued at December 31, 2022 and 2021, of which 103,743,382 and 105,093,706 shares were outstanding at December 31, 2022 and 2021, respectively)		1,671		1,671
Additional paid-in capital		499,897		448,217
Retained earnings		6,423,730		5,621,103
Treasury stock, at cost (63,356,050 shares at December 31, 2022, and 62,005,726 shares at December 31, 2021)		(3,258,530)		(2,953,175)
Total stockholders' equity		3,666,768		3,117,816
Total liabilities and stockholders' equity	$	7,786,582	$	6,794,348

See Notes to Consolidated Financial Statements.

Consolidated Statements of Earnings

Years Ended December 31, 2022, 2021 and 2020
(in thousands, except per share amounts)

	2022	2021	2020
Operating revenues, excluding fuel surcharge revenues	$ 12,381,359	$ 10,915,442	$ 8,879,653
Fuel surcharge revenues	2,432,640	1,252,860	756,920
Total operating revenues	14,813,999	12,168,302	9,636,573
Operating expenses:			
Rents and purchased transportation	7,392,179	6,449,068	4,954,123
Salaries, wages and employee benefits	3,373,063	2,761,680	2,347,716
Fuel and fuel taxes	931,710	530,642	357,483
Depreciation and amortization	644,520	557,093	527,375
Operating supplies and expenses	502,553	369,294	334,350
Insurance and claims	318,123	165,052	134,482
General and administrative expenses, net of asset dispositions	215,361	195,616	180,083
Operating taxes and licenses	68,230	59,462	54,331
Communication and utilities	36,707	34,865	33,511
Total operating expenses	13,482,446	11,122,772	8,923,454
Operating income	1,331,553	1,045,530	713,119
Interest income	1,069	493	486
Interest expense	51,249	46,251	47,580
Earnings before income taxes	1,281,373	999,772	666,025
Income taxes	312,022	238,966	159,990
Net earnings	$ 969,351	$ 760,806	$ 506,035
Weighted average basic shares outstanding	104,141	105,359	105,700
Basic earnings per share	$ 9.31	$ 7.22	$ 4.79
Weighted average diluted shares outstanding	105,276	106,593	106,766
Diluted earnings per share	$ 9.21	$ 7.14	$ 4.74

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2022, 2021 and 2020
(in thousands, except per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Stockholders' Equity
Balances at December 31, 2019	$ 1,671	$ 374,049	$ 4,592,938	$ (2,701,629)	$ 2,267,029
Comprehensive income:					
Net earnings	—	—	506,035	—	506,035
Cash dividend declared and paid ($1.08 per share)	—	—	(114,234)	—	(114,234)
Purchase of treasury shares	—	—	—	(92,548)	(92,548)
Share-based compensation	—	60,698	—	—	60,698
Restricted share issuances, net of stock repurchased for payroll taxes and other	—	(26,503)	—	(339)	(26,842)
Balances at December 31, 2020	$ 1,671	$ 408,244	$ 4,984,739	$ (2,794,516)	$ 2,600,138
Comprehensive income:					
Net earnings	—	—	760,806	—	760,806
Cash dividend declared and paid ($1.18 per share)	—	—	(124,442)	—	(124,442)
Purchase of treasury shares	—	—	—	(151,720)	(151,720)
Share-based compensation	—	61,505	—	—	61,505
Restricted share issuances, net of stock repurchased for payroll taxes and other	—	(21,532)	—	(6,939)	(28,471)
Balances at December 31, 2021	$ 1,671	$ 448,217	$ 5,621,103	$ (2,953,175)	$ 3,117,816
Comprehensive income:					
Net earnings	—	—	969,351	—	969,351
Cash dividend declared and paid ($1.60 per share)	—	—	(166,724)	—	(166,724)
Purchase of treasury shares	—	—	—	(300,030)	(300,030)
Share-based compensation	—	77,535	—	—	77,535
Restricted share issuances, net of stock repurchased for payroll taxes and other	—	(25,855)	—	(5,325)	(31,180)
Balances at December 31, 2022	$ 1,671	$ 499,897	$ 6,423,730	$ (3,258,530)	$ 3,666,768

See Notes to Consolidated Financial Statements.

J.B. HUNT TRANSPORT SERVICES, INC.
Consolidated Statements of Cash Flows

Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	2022	2021	2020
Cash flows from operating activities:			
Net earnings	$ 969,351	$ 760,806	$ 506,035
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	644,520	557,093	527,375
Noncash lease expense	83,797	55,137	45,985
Share-based compensation	77,535	61,505	60,698
(Gain)/loss on sale of revenue equipment and other	(25,422)	5,540	4,389
Deferred income taxes	175,089	53,420	(7,056)
Changes in operating assets and liabilities:			
Trade accounts receivable	(13,950)	(382,216)	(109,758)
Income taxes receivable or payable	(69,025)	(30,633)	57,851
Other current assets	(83,892)	(15,252)	(18,038)
Trade accounts payable	(23,838)	140,295	(5,482)
Claims accruals	117,887	35,051	(9,072)
Accrued payroll and other accrued expenses	(75,170)	(16,848)	69,932
Net cash provided by operating activities	1,776,882	1,223,898	1,122,859
Cash flows from investing activities:			
Additions to property and equipment	(1,540,796)	(947,563)	(738,545)
Proceeds from sale of equipment	108,901	70,545	137,776
Business acquisition	(118,175)	—	(12,136)
Change in other assets	—	—	(52)
Net cash used in investing activities	(1,550,070)	(877,018)	(612,957)
Cash flows from financing activities:			
Payments on long-term debt	(350,000)	—	—
Proceeds from revolving lines of credit and other	1,738,100	—	222,124
Payments on revolving lines of credit and other	(1,420,600)	—	(220,100)
Purchase of treasury stock	(300,030)	(151,720)	(92,548)
Stock repurchased for payroll taxes and other	(31,180)	(28,471)	(26,842)
Dividends paid	(166,724)	(124,442)	(114,234)
Net cash used in financing activities	(530,434)	(304,633)	(231,600)
Net (decrease)/increase in cash and cash equivalents	(303,622)	42,247	278,302
Cash and cash equivalents at beginning of year	355,549	313,302	35,000
Cash and cash equivalents at end of year	$ 51,927	$ 355,549	$ 313,302
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 50,433	$ 47,016	$ 48,351
Income taxes	$ 195,827	$ 203,740	$ 95,454
Noncash investing activities			
Accruals for equipment received	$ 107,474	$ 60,464	$ 12,533

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

J.B. Hunt Transport Services, Inc. is one of the largest surface transportation and delivery service companies in North America. We operate five distinct, but complementary, business segments and provide a wide range of general and specifically tailored freight and logistics services to our customers. We generate revenues from the actual movement of freight from shippers to consignees, customized labor and delivery services, and serving as a logistics provider by offering or arranging for others to provide the transportation service. Unless otherwise indicated by the context, "we," "us," "our" and "JBHT" refer to J.B. Hunt Transport Services, Inc. and its consolidated subsidiaries.

2. Summary of Significant Accounting Policies

Basis of Consolidation

Our Consolidated Financial Statements include all of our wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. J.B. Hunt Transport Services, Inc. is a parent-level holding company with no significant assets or operations. J.B. Hunt Transport, Inc. is a wholly owned subsidiary of J.B. Hunt Transport Services, Inc. and is the primary operating subsidiary. All other subsidiaries of J.B. Hunt Transport Services, Inc. are insignificant.

Use of Estimates

The Consolidated Financial Statements contained in this report have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these statements requires us to make estimates and assumptions that directly affect the amounts reported in such statements and accompanying notes. We evaluate these estimates on an ongoing basis utilizing historical experience, consulting with experts and using other methods we consider reasonable in the particular circumstances. Nevertheless, our actual results may differ significantly from our estimates.

We believe certain accounting policies and estimates are of more significance in our financial statement preparation process than others. We believe the most critical accounting policies and estimates include the economic useful lives and salvage values of our assets, provisions for uncollectible accounts receivable, estimates of exposures under our insurance and claims policies, and estimates for taxes. To the extent that actual, final outcomes are different from our estimates, or that additional facts and circumstances cause us to revise our estimates, our earnings during that accounting period will be affected.

Cash and Cash Equivalents

Cash in excess of current operating requirements is invested in short-term, highly liquid investments. We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance

Our trade accounts receivable includes accounts receivable reduced by an allowance for uncollectible accounts. Receivables are recorded at amounts billed to customers when loads are delivered or services are performed. The allowance for uncollectible accounts is calculated over the life of the underlying receivable and is based on historical experience; any known trends or uncertainties related to customer billing and account collectability; current economic conditions; and reasonable and supportable economic forecasts, each applied to segregated risk pools based on the business segment that generated the receivable. The adequacy of our allowance is reviewed quarterly. Balances are charged against the allowance when it is determined the receivable will not be recovered. The allowance for uncollectible accounts for our trade accounts receivable was $22.3 million at December 31, 2022 and $16.8 million at December 31, 2021. During 2022, the allowance for uncollectible accounts increased by $9.0 million and was reduced $3.5 million by write-offs. During 2021, the allowance for uncollectible accounts increased by $2.6 million and was reduced $4.2 million by write-offs.

Inventory

Our inventories consist primarily of revenue equipment parts, tires, supplies, and fuel and are valued using the lower of average cost or net realizable value.

Investments in Marketable Equity Securities

Our investments consist of marketable equity securities stated at fair value and are designated as either trading securities or available-for-sale securities at the time of purchase based upon the intended holding period. Changes in the fair value of our trading securities are recognized currently in "general and administrative expenses, net of asset dispositions" in our Consolidated Statements of Earnings. Changes in the fair value of our available-for-sale securities are recognized in "accumulated other comprehensive income" on our Consolidated Balance Sheets, unless we determine that an unrealized loss is other-than-temporary. If we determine that an unrealized loss is other-than-temporary, we recognize the loss in earnings. Cost basis is determined using average cost.

At December 31, 2022 and 2021, we had no available-for-sale securities. See Note 7, Employee Benefit Plans, for a discussion of our trading securities.

Property and Equipment

Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of 4 to 10 years for tractors, 7 to 20 years for trailing equipment, 10 to 40 years for structures and improvements, 3 to 10 years for computer hardware and software, and 3 to 10 years for furniture and other office equipment. Salvage values are typically 10% to 30% of original cost for tractors and trailing equipment and reflect any agreements with tractor suppliers for residual or trade-in values for certain new equipment. We periodically review these useful lives and salvage values. We capitalize tires placed in service on new revenue equipment as a part of the equipment cost. Replacement tires and costs for recapping tires are expensed at the time the tires are placed in service. Gains and losses on the sale or other disposition of equipment are recognized at the time of the disposition and are classified in general and administrative expenses, net of asset dispositions in the Consolidated Statements of Earnings.

We continually evaluate the carrying value of our assets for events or changes in circumstances that indicate the carrying value may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Leases

We recognize a right-of-use asset and a lease liability on the effective date of a lease agreement. Right-of-use assets represent our right to use an underlying asset over the lease term and lease liabilities represent the obligation to make lease payments resulting from the lease agreement. We initially record these assets and liabilities based on the present value of lease payments over the lease term calculated using our incremental borrowing rate applicable to the leased asset or the implicit rate within the agreement if it is readily determinable. Lease agreements with lease and non-lease components are combined as a single lease component. Right-of-use assets additionally include net prepaid lease expenses. Options to extend or terminate an agreement are included in the lease term when it becomes reasonably certain the option will be exercised. Leases with an initial term of 12 months or less, short-term leases, are not recorded on the balance sheet. Lease expense for short-term and long-term operating leases is recognized on a straight-line basis over the lease term, while variable lease payments are expensed as incurred.

Revenue Recognition

We record revenues on the gross basis at amounts charged to our customers because we control and are primarily responsible for the fulfillment of promised services. Accordingly, we serve as a principal in the transaction. We invoice our customers, and we maintain discretion over pricing. Additionally, we are responsible for selection of third-party transportation providers to the extent used to satisfy customer freight requirements.

Our revenue is earned through the service offerings of our five reportable business segments. See Note 13, Segment Information, for revenue reported by segment. All revenue transactions between reporting segments are eliminated in consolidation.

Intermodal (JBI) - JBI segment includes freight that is transported by rail over at least some portion of the movement and also includes certain repositioning truck freight moved by JBI equipment or third-party carriers, when such highway movement is intended to direct JBI equipment back toward intermodal operations. JBI performs these services primarily through contractual rate quotes with customers that are held static for a period of time, usually one year.

Dedicated Contract Services® (DCS®) - DCS segment business includes company-owned and customer-owned, DCS-operated revenue equipment and employee drivers assigned to a specific customer, traffic lane, or service. DCS operations usually include formal, written longer-term agreements or contracts that govern services performed and applicable rates.

Integrated Capacity Solutions (ICS) - ICS provides non-asset and asset-light transportation solutions to customers through relationships with third-party carriers and integration with company-owned equipment. ICS services include flatbed, refrigerated, and less-than-truckload (LTL), as well as a variety of dry-van and intermodal solutions. ICS performs these services through customer contractual rate quotes as well as spot quotes that are one-time rate quotes issued for a single transaction or group of transactions. ICS offers the majority of these services through an online multimodal marketplace via J.B. Hunt 360°® that matches the right load with the right carrier and the best mode.

Final Mile Services® (FMS) - FMS provides last-mile delivery services to customers through a nationwide network of cross-dock and other delivery system network locations. FMS provides both asset and non-asset big and bulky delivery and installation services, as well as fulfillment and retail-pooling distributions services. FMS operations usually include formal, written agreements or contracts that govern services performed and applicable rates.

Truckload (JBT) - JBT business includes full-load, dry-van freight that is typically transported utilizing company-owned or company-controlled revenue equipment as well as services through our J.B. Hunt 360box® program which utilizes our J.B. Hunt 360 platform to access capacity and offer efficient drop trailer solutions to our customers. This freight is typically transported over roads and highways and does not move by rail. JBT utilizes both contractual rate quotes and spot rate quotes with customers.

We recognize revenue from customer contracts based on relative transit time in each reporting period and as other performance obligations are provided, with related expenses recognized as incurred. Accordingly, a portion of the total revenue that will be billed to the customer is recognized in each reporting period based on the percentage of the freight pickup and delivery performance obligation that has been completed at the end of the reporting period.

Derivative Instruments
We periodically utilize derivative instruments to manage exposure to changes in interest rates. At inception of a derivative contract, we document relationships between derivative instruments and hedged items, as well as our risk-management objective and strategy for undertaking various derivative transactions, and assess hedge effectiveness. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, we discontinue hedge accounting prospectively.

Income Taxes
Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. We record valuation allowances for deferred tax assets to the extent we believe these assets are not more likely than not to be realized through the reversal of existing taxable temporary differences, projected future taxable income, or tax-planning strategies. We record a liability for unrecognized tax benefits when the benefits of tax positions taken on a tax return are not more likely than not to be sustained upon audit. Interest and penalties related to uncertain tax positions are classified as interest expense in the Consolidated Statements of Earnings.

Earnings Per Share

We compute basic earnings per share by dividing net earnings available to common stockholders by the actual weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflect the potential dilution that could occur if holders of unvested restricted and performance share units converted their holdings into common stock. Outstanding unvested restricted share units represent the dilutive effects on weighted average shares. A reconciliation of the number of shares used in computing basic and diluted earnings per share is shown below (in thousands):

	Years ended December 31,		
	2022	2021	2020
Weighted average shares outstanding – basic	104,141	105,359	105,700
Effect of common stock equivalents	1,135	1,234	1,066
Weighted average shares outstanding – diluted	105,276	106,593	106,766

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, include trade receivables. For each of the years ended December 31, 2022, 2021, and 2020, our top 10 customers, based on revenue, accounted for approximately 38%, 39%, and 37% of our total revenue. Our top 10 customers, based on revenue, accounted for approximately 36% and 39% of our total trade accounts receivable at December 31, 2022 and 2021, respectively. One customer accounted for approximately 14%, 12%, and 10% of our total revenue for the years ended December 31, 2022, 2021, and 2020, respectively. Each of our five business segments conduct business with this customer.

Share-based Compensation

We have a share-based compensation plan covering certain employees, including officers and directors. We account for share-based compensation utilizing the fair value recognition provisions of current accounting standards for share-based payments. We currently utilize restricted share units and performance share units. Issuances of our stock upon restricted share unit and performance share unit vesting are made from treasury stock. Our restricted share unit and performance share unit awards may include both graded-vesting and cliff-vesting awards and therefore vest in increments during the requisite service period or at the end of the requisite service period, as appropriate for each type of vesting. We recognize compensation expense on a straight-line basis over the requisite service periods within each award. The benefit for the forfeiture of an award is recorded in the period in which it occurs.

Claims Accruals

We purchase insurance coverage for a portion of expenses related to employee injuries, vehicular collisions, accidents, and cargo damage. We are substantially self-insured for loss of and damage to our owned and leased revenue equipment. Certain insurance arrangements include a level of self-insurance (deductible) coverage applicable to each claim. We have umbrella policies to limit our exposure to catastrophic claim costs which may include certain coverage-layer-specific, aggregated reimbursement limits of covered excess claims.

The amounts of self-insurance change from time to time based on measurement dates, policy expiration dates, and claim type. For 2020 through 2022, we were self-insured for $500,000 per occurrence as well as subject to coverage-layer-specific, aggregated reimbursement limits of covered excess claims for personal injury and property damage. We were fully insured for workers' compensation claims for nearly all states. We have policies in place for 2023 with substantially the same terms as our 2022 policies for personal injury, property damage, workers' compensation, and cargo loss or damage.

Our claims accrual policy for all self-insured claims is to recognize a liability at the time of the incident based on our analysis of the nature and severity of the claims and analyses provided by third-party claims administrators, as well as legal, economic, and regulatory factors. Our safety and claims personnel work directly with representatives from the insurance companies to continually update the estimated cost of each claim. The ultimate cost of a claim develops over time as additional information regarding the nature, timing, and extent of damages claimed becomes available. Accordingly, we use an actuarial method to develop current claim information to derive an estimate of our ultimate personal injury and property damage claim liability. This process involves the use of expected loss rates, loss-development factors based on our historical claims experience, claim frequencies and severity, and contractual premium adjustment factors, if applicable. In doing so, the recorded liability considers future claims growth and provides a reserve for incurred-but-not-reported claims. We do not discount our estimated losses. At December 31, 2022 and 2021, we had an accrual of approximately $427 million and $287 million, respectively, for estimated claims, which are recorded in claims accruals in our Consolidated Balance Sheets. A significant increase in the volume of claims or amount of settlements exceeding our coverage-layer-specific, aggregated reimbursement limits could result in significant increase in our estimated liability for claims in future periods. In addition, we record receivables for amounts expected to be reimbursed for payments made in excess of self-insurance levels on covered claims. At December 31, 2022 and 2021, we have recorded $374 million and $311 million, respectively, of expected reimbursement for covered excess claims, other insurance deposits, and prepaid insurance premiums. Of these total asset balances, $198 million and $171 million have been included in other receivables, with the remaining balance included in prepaid expenses and other current assets in our Consolidated Balance Sheets at December 31, 2022 and 2021, respectively.

Business Combinations

The purchase price of our acquisitions is the aggregate of the consideration transferred, including liabilities incurred, measured at the acquisition date. We allocate the purchase price of acquisitions to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. This assignment of fair values to the assets acquired and liabilities assumed requires the use of estimates, judgments, inputs, and assumptions. The excess of the purchase price over those estimated fair values is recorded as goodwill. Changes to the acquisition date provisional fair values prior to the end of the measurement period are recorded as adjustments to the associated goodwill. Acquisition-related expenses and restructuring costs, if any, are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net identifiable tangible and intangible assets acquired in a business combination. Goodwill and intangible assets with indefinite lives are not amortized. Goodwill is reviewed, using a weighted market and income based approach, for potential impairment as of October 1st on an annual basis or, more frequently, if circumstances indicate a potential impairment is present. Intangible assets with finite lives are amortized on the straight-line method over the estimated useful lives of 2 to 15 years.

3. Financing Arrangements

Outstanding borrowings, net of unamortized discount, unamortized debt issuance cost, and fair value swap, under our current financing arrangements consist of the following (in millions):

	December 31,	
	2022	**2021**
Senior credit facility	$ 314.7	$ —
Senior notes	947.0	1,301.2
Less current portion of long-term debt	—	(356.0)
Total long-term debt	$ 1,261.7	$ 945.2

Aggregate maturities of long-term debt subsequent to December 31, 2022, are as follows: $249.7 million in 2024, $697.3 million in 2026, and $314.7 million in 2027.

Senior Credit Facility

On September 27, 2022, we replaced our $750 million senior credit facility dated September 25, 2018, with a new credit facility authorizing us to borrow up to $1.5 billion through a revolving line of credit and committed term loans, which is supported by a credit agreement with a group of banks. The revolving line of credit authorizes us to borrow up to $1.0 billion under a five-year term expiring September 2027, and allows us to request an increase in the revolving line of credit total commitment by up to $300 million and to request two one-year extensions of the maturity date. The committed term loans authorize us to borrow up to an additional $500 million during the nine-month period beginning September 27, 2022, and if funded, will mature in September 2025. The applicable interest rates under this agreement are based on either the Secured Overnight Financing Rate (SOFR), or a Base Rate, depending upon the specific type of borrowing, plus an applicable margin and other fees. At December 31, 2022, we had $317.5 million outstanding on the revolving line of credit, at an average interest rate of 5.32%, and no outstanding balance of term loans under this agreement.

Senior Notes

Our senior notes consist of two separate issuances. The first is $250 million of 3.85% senior notes due March 2024, which was issued in March 2014. Interest payments under these notes are due semiannually in March and September of each year, beginning September 2014. The second is $700 million of 3.875% senior notes due March 2026, issued in March 2019. Interest payments under these notes are due semiannually in March and September of each year, beginning September 2019. Both senior notes were issued by J.B. Hunt Transport Services, Inc., a parent-level holding company with no significant assets or operations. The notes are guaranteed on a full and unconditional basis by a wholly-owned subsidiary. All other subsidiaries of the parent are minor. We registered these offerings and the sale of the notes under the Securities Act of 1933, pursuant to shelf registration statements filed in February 2014 and January 2019. Both notes are unsecured obligations and rank equally with our existing and future senior unsecured debt. We may redeem for cash some or all of the notes based on a redemption price set forth in the note indenture. Our $350 million of 3.30% senior notes matured in August 2022. The entire outstanding balance was paid in full at maturity.

Our financing arrangements require us to maintain certain covenants and financial ratios. We were in compliance with all covenants and financial ratios at December 31, 2022.

4. Capital Stock

We have one class of preferred stock and one class of common stock. We had no outstanding shares of preferred stock at December 31, 2022 or 2021. Holders of shares of common stock are entitled to receive dividends when and if declared by the Board of Directors and are entitled to one vote per share on all matters submitted to a vote of the stockholders. On January 19, 2023, we announced an increase in our quarterly cash dividend from $0.40 to $0.42 per share, which was paid February 24, 2023, to stockholders of record on February 10, 2023. At December 31, 2022, we had 1.5 million shares of common stock to be issued upon the vesting of equity awards and 4.2 million shares reserved for future issuance pursuant to share-based payment plans. During calendar year 2022, we purchased approximately 1,710,000 shares, or $300.0 million, of our common stock in accordance with plans authorized by our Board. At December 31, 2022, we had $551.1 million available under an authorized plan to purchase our common stock.

5. Share-based Compensation

We maintain a Management Incentive Plan (the "Plan") that provides various share-based financial methods to compensate our key employees with shares of our common stock or common stock equivalents. Under the Plan, as amended, we have, from time to time, utilized restricted share units, performance share units, restricted shares, and non-statutory stock options to compensate our employees and directors. We currently are utilizing restricted and performance share units.

Our restricted share units have various vesting schedules generally ranging from 4 to 10 years when awarded. These restricted share units do not contain rights to vote or receive dividends until the vesting date. Unvested restricted share units are forfeited if the employee terminates for any reason other than death, disability, or special circumstances as determined by the Compensation Committee. Restricted share units are valued based on the fair value of the award on the grant date, adjusted for dividend estimates based on grant date dividend rates.

Our performance share units vest based on the passage of time (generally 2 to 10 years) and achievement of performance criteria. Performance share units do not contain rights to vote or receive dividends until the vesting date. Unvested performance share units are forfeited if the employee terminates for any reason other than death, disability, or special circumstances as determined by the Compensation Committee. Performance shares are valued based on the fair value of the award on the grant date, adjusted for dividend estimates based on grant date dividend rates.

An employee is allowed to surrender shares of common stock received upon vesting to satisfy tax withholding obligations incident to the vesting of restricted share units and performance share units.

We account for our restricted share units and performance share units in accordance with current accounting standards for share-based payments. These standards require that the cost of all share-based payments to employees be recognized in our Consolidated Financial Statements based on the grant date fair value of those awards. This cost is recognized over the period for which an employee is required to provide service in exchange for the award, subject to the attainment of performance metrics established for performance share units. The quantity of performance share units for which it is probable that the performance conditions will be achieved is estimated each reporting period, with any necessary adjustments recorded as a cumulative cost adjustment in the current period. Share-based compensation expense is recorded in salaries, wages, and employee benefits in our Consolidated Statements of Earnings, along with other compensation expenses to employees. The following table summarizes the components of our share-based compensation program expense (in thousands):

	Years ended December 31,		
	2022	2021	2020
Restricted share units			
Pretax compensation expense	$ 54,276	$ 44,505	$ 47,044
Tax benefit	13,216	10,637	11,300
Restricted share units, net of tax	$ 41,060	$ 33,868	$ 35,744
Performance share units			
Pretax compensation expense	$ 23,259	$ 17,000	$ 13,654
Tax benefit	5,664	4,063	3,280
Performance share awards, net of tax	$ 17,595	$ 12,937	$ 10,374

A summary of our restricted share units and performance share units is as follows:

Restricted Share Units	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2019	1,313,418	$ 91.22
Granted	511,859	110.49
Vested	(457,437)	93.78
Forfeited	(22,694)	102.03
Unvested at December 31, 2020	1,345,146	$ 97.22
Granted	360,734	150.33
Vested	(387,948)	100.36
Forfeited	(27,700)	118.20
Unvested at December 31, 2021	1,290,232	$ 110.83
Granted	317,751	189.66
Vested	(427,942)	118.00
Forfeited	(38,704)	138.94
Unvested at December 31, 2022	1,141,337	$ 129.75

Performance Share Units	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2019	375,528	$ 95.67
Granted	202,023	112.87
Vested	(145,038)	89.75
Forfeited	(98,588)	110.19
Unvested at December 31, 2020	333,925	$ 109.57
Granted	135,500	143.32
Vested	(95,415)	103.21
Forfeited	—	—
Unvested at December 31, 2021	374,010	$ 123.42
Granted	135,842	189.05
Vested	(108,823)	117.57
Forfeited	—	—
Unvested at December 31, 2022	401,029	$ 146.96

At December 31, 2022, we had $72.4 million and $26.8 million of total unrecognized compensation expense related to restricted share units and performance share units, respectively, that is expected to be recognized over the remaining weighted average vesting period of approximately 2.9 years for restricted share units and 2.5 years for performance share units.

The aggregate intrinsic value of restricted and performance share units vested during the years ended December 31, 2022, 2021, and 2020, was $94.0 million, $84.9 million, and $73.0 million, respectively. The aggregate intrinsic value of unvested restricted and performance share units was $274.8 million at December 31, 2022. The total fair value of shares vested for restricted share and performance share units during the years ended December 31, 2022, 2021, and 2020, was $63.1 million, $48.8 million, and $56.3 million, respectively.

6. Income Taxes

Income tax expense attributable to earnings before income taxes consists of (in thousands):

| | Years ended December 31, | | |
	2022	2021	2020
Current:			
Federal	$ 85,855	$ 142,542	$ 138,952
State and local	51,078	43,004	28,094
	136,933	185,546	167,046
Deferred:			
Federal	172,334	43,900	(2,392)
State and local	2,755	9,520	(4,664)
	175,089	53,420	(7,056)
Total tax expense/(benefit)	$ 312,022	$ 238,966	$ 159,990

Income tax expense attributable to earnings before income taxes differed from the amounts computed using the statutory federal income tax rate of 21% as follows (in thousands):

| | Years ended December 31, | | |
	2022	2021	2020
Income tax at federal statutory rate	$ 269,088	$ 209,952	$ 139,865
State tax, net of federal effect	41,624	37,223	20,071
Benefit of stock compensation	(7,584)	(7,583)	(3,503)
199/R&D credit	5,839	(1,524)	—
Nondeductible meals and entertainment	294	130	1,344
Change in effective state tax rate, net of federal benefit	1,561	(724)	98
Other, net	1,200	1,492	2,115
Total tax expense	$ 312,022	$ 238,966	$ 159,990

Income taxes receivable was $102.7 million and $33.7 million at December 31, 2022 and 2021, respectively. These amounts have been included in other receivables in our Consolidated Balance Sheets. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021, are presented below (in thousands):

	December 31,	
	2022	2021
Deferred tax assets:		
Insurance accruals	$ 54,047	$ 27,487
Allowance for doubtful accounts	10,230	8,886
Compensation accrual	30,492	22,061
CARES Act payroll tax deferral	—	9,955
Deferred compensation accrual	28,249	28,937
Federal benefit of state uncertain tax positions	16,280	12,870
Lease liabilities	71,732	43,850
State NOL carry-forward	6,765	7,303
Other	7,361	5,549
Total gross deferred tax assets	225,156	166,898
Valuation allowance	(6,765)	(7,303)
Total deferred tax assets, net of valuation allowance	218,391	159,595
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	1,011,963	816,744
Prepaid permits and insurance, principally due to expensing for income tax purposes	55,132	44,132
Lease right-of-use assets	71,827	44,161
Total gross deferred tax liabilities	1,138,922	905,037
Net deferred tax liability	$ 920,531	$ 745,442

Guidance on accounting for uncertainty in income taxes prescribes recognition and measurement criteria and requires that we assess whether the benefits of our tax positions taken are more likely than not of being sustained under tax audits. We have made adjustments to the balance of unrecognized tax benefits, a component of other long-term liabilities on our Consolidated Balance Sheets, as follows (in millions):

| | December 31, | | |
	2022	2021	2020
Beginning balance	$ 78.5	$ 66.1	$ 50.6
Additions based on tax positions related to the current year	25.8	14.9	9.8
Additions/(reductions) based on tax positions taken in prior years	2.8	4.8	13.9
Reductions due to settlements	(8.0)	(0.9)	(1.0)
Reductions due to lapse of applicable statute of limitations	(10.0)	(6.4)	(7.2)
Ending balance	$ 89.1	$ 78.5	$ 66.1

At December 31, 2022 and 2021, we had a total of $89.1 million and $78.5 million, respectively, in gross unrecognized tax benefits. Of these amounts, $72.6 million and $67.2 million represent the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate in 2022 and 2021, respectively. Interest and penalties related to income taxes are classified as interest expense in our Consolidated Statements of Earnings. The amount of accrued interest and penalties recognized during the years ended December 31, 2022, 2021, and 2020, was $4.3 million, $3.5 million, and $2.9 million, respectively. Future changes to unrecognized tax benefits will be recognized as income tax expense and interest expense, as appropriate. The total amount of accrued interest and penalties for such unrecognized tax benefits at December 31, 2022 and 2021, was $7.9 million and $6.4 million, respectively. No material change in unrecognized tax benefits is expected in the next 12 months.

Tax years 2019 and forward remain subject to examination by federal tax jurisdictions, while tax years 2012 and forward remain open for state jurisdictions.

7. Employee Benefit Plans
We maintain a defined contribution employee retirement plan, which includes a 401(k) option, under which all employees are eligible to participate. We match a specified percentage of employee contributions, subject to certain limitations. For the years ended December 31, 2022, 2021, and 2020, our matching contributions to the plan were $32.5 million, $28.1 million, and $24.5 million, respectively.

We have a nonqualified deferred compensation plan that allows eligible employees to defer a portion of their compensation. The compensation deferred under this plan is credited with earnings or losses on investments elected by plan participants. Each participant is fully vested in all deferred compensation and earnings; however, these amounts are subject to general creditor claims until actually distributed to the employee. A participant may elect to receive deferred amounts in one payment or in quarterly installments payable over a period of 2 to 25 years upon reaching age 55, having 15 years of service, or becoming disabled. Our total liability under this plan was $25.1 million as of December 31, 2022, and $26.0 million as of December 31, 2021. These amounts are included in other long-term liabilities in our Consolidated Balance Sheets. Participant withholdings are held by a trustee and invested in equity securities as directed by participants. These investments are classified as trading securities and recorded at fair value. Realized and unrealized gains and losses are recognized currently in earnings. The investments are included in other assets in our Consolidated Balance Sheets and totaled $25.1 million as of December 31, 2022, and $26.0 million as of December 31, 2021.

8. Fair Value Measurements
Assets and Liabilities Measured at Fair Value on a Recurring Basis
Our assets and liabilities measured at fair value are based on valuation techniques which consider prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities.

These valuation methods are based on either quoted market prices (Level 1) or inputs, other than quoted prices in active markets, that are observable either directly or indirectly (Level 2). The following are assets and liabilities measured at fair value on a recurring basis (in millions):

| | Asset/(Liability) Balance | | |
| | December 31, | | |
	2022	2021	Input Level
Trading investments	$ 25.1	$ 26.0	1
Interest rate swap	$ —	$ 6.3	2
Senior notes, net of unamortized discount and debt issuance costs	$ —	$ (356.0)	2

The fair value of trading investments has been measured using the market approach (Level 1) and reflect quoted market prices. The fair values of interest rate swap and corresponding senior notes were measured using the income approach (Level 2), which included relevant interest rate curve inputs. Trading investments are classified in other assets in our Consolidated Balance Sheets. The interest rate swap and senior notes were classified in our Consolidated Balance Sheet in prepaid expenses and other and current portion of long-term debt at December 31, 2021. The senior notes matured in August, 2022 and the related interest rate swap terminated.

Financial Instruments

The carrying amount of our senior credit facility and remaining senior notes not measured at fair value on a recurring basis was $1.26 billion and $945.2 million at December 31, 2022 and 2021, respectively. The estimated fair value of these liabilities using the income approach (Level 2), based on their net present value, discounted at our current borrowing rate, was $1.24 billion and $1.04 billion at December 31, 2022 and 2021, respectively.

The carrying amounts of all other instruments at December 31, 2022 and 2021, approximate their fair value due to the short maturity of these instruments.

9. Commitments and Contingencies

At December 31, 2022, we had outstanding commitments of approximately $2.37 billion, net of proceeds from sales or trade-ins during 2023 and 2024, which is primarily related to the acquisition of tractors, containers, chassis, and other trailing equipment.

During 2022, we issued financial standby letters of credit as a guaranty of our performance under certain operating agreements and self-insurance arrangements. If we default on our commitments under the agreements or other arrangements, we are required to perform under these guaranties. The undiscounted maximum amount of our obligation to make future payments in the event of defaults is approximately $5.0 million as of December 31, 2022.

As the result of state use tax audits, we have been assessed amounts owed from which we are vigorously appealing. We have recorded a liability for the estimated probable exposure under these audits and await resolution of the matter.

We purchase insurance coverage for a portion of expenses related to vehicular collisions and accidents. These policies include a level of self-insurance (deductible) coverage applicable to each claim as well as certain coverage-layer-specific, aggregated reimbursement limits of covered excess claims. Our claims from time to time exceed some of these existing coverage layer aggregate reimbursement limits. During the year ended December 31, 2022, we recorded $94 million in liabilities to reflect our estimate of exposure for excess claims which have developed in maturity and severity.

We are involved in certain other claims and pending litigation arising from the normal conduct of business. Based on present knowledge of the facts and, in certain cases, opinions of outside counsel, we believe the resolution of these claims and pending litigation will not have a material adverse effect on our financial condition, results of operations or liquidity.

10. Leases

As of December 31, 2022, we had various obligations remaining under operating lease arrangements related primarily to the rental of maintenance and support facilities, cross-dock and delivery system facilities, office space, parking yards and equipment. Many of these leases include one or more options, at our discretion, to renew and extend the agreement beyond the current lease expiration date or to terminate the agreement prior to the lease expiration date. These options are included in the calculation of our operating lease right-of-use asset and liability when it becomes reasonably certain the option will be exercised. Our lease obligations typically do not include options to purchase the leased property, nor do they contain residual value guarantees or material restrictive covenants. Operating leases with an initial term of more than 12 months are included in our Consolidated Balance Sheets as discounted liabilities and corresponding right-of-use assets consisting of the following (in millions):

	Asset/(Liability) Balance	
	December 31,	
	2022	2021
Right-of-use assets	$ 309.9	$ 183.6
Lease liabilities, current	$ (86.0)	$ (58.2)
Lease liabilities, long-term	$ (223.5)	$ (124.1)

Right-of-use assets are classified in other assets in our Consolidated Balance Sheets. Operating lease liability, current is classified in other accrued expenses, while operating lease liability, long-term is classified in other long-term liabilities in our Consolidated Balance Sheets.

As of December 31, 2022 and 2021, the weighted-average remaining lease term for our outstanding operating lease obligations was 5.4 years and 5.5 years, respectively. As of December 31, 2022 and 2021, the weighted-average discount rate was 2.27% and 1.97%, respectively. Future minimum lease payments under these operating leases as of December 31, 2022, are as follows (in millions):

2023	$ 87.1
2024	66.1
2025	54.3
2026	40.6
2027	27.0
Thereafter	52.7
Total lease payments	327.8
Less interest	(18.3)
Present value of lease liabilities	$ 309.5

During the years ended December 31, 2022, 2021, and 2020, cash paid for amounts included in the measurement of operating lease liabilities was $87.6 million, $59.5 million, and $49.7 million, while $87.7 million, $58.6 million, and $50.2 million of operating lease expense was recognized on a straight-line basis, respectively. Operating lease expense is recorded in general and administrative expenses, net of asset dispositions in our Consolidated Statements of Earnings. During the years ended December 31, 2022, 2021, and 2020, a total of $213.9 million, $101.9 million, and $57.0 million of right-of-use assets were obtained in exchange for new operating lease liabilities, of which, $28.6 million and $4.4 million was obtained through business combinations in 2022 and 2020, respectively.

11. Acquisitions

On January 31, 2022, we entered into an asset purchase agreement to acquire substantially all of the assets and assume certain specified liabilities of Zenith Freight Lines, LLC (Zenith), a wholly-owned subsidiary of Bassett Furniture Industries, Inc., subject to customary closing conditions. The closing of the transaction was effective on February 28, 2022, with a purchase price of $86.9 million. Total consideration paid in cash under the Zenith agreement was $87.1 million and consisted of the agreed upon purchase price adjusted for estimated working capital adjustments. Transaction costs incurred were not material. The Zenith acquisition was accounted for as a business combination and will operate within our FMS business segment. Assets acquired and liabilities assumed were recorded in our Consolidated Balance Sheet at their estimated fair values, as of the closing date, using cost, market data and valuation techniques that reflect management's judgment and estimates. As a result of the acquisition, we recorded approximately $42.7 million of definite-lived intangible assets and approximately $11.1 million of goodwill. Goodwill consists of acquiring and retaining the Zenith existing network and expected synergies from the combination of operations. The following table outlines the consideration transferred and final purchase price allocation at their respective estimated fair values as of February 28, 2022 (in millions):

Consideration	$	87.1
Accounts receivable		7.2
Other current assets		1.3
Property and equipment		28.4
Other assets		0.3
Right-of-use assets		28.2
Intangibles		42.7
Accounts payable and accrued liabilities		(3.9)
Lease liabilities		(28.2)
Goodwill	$	11.1

On September 14, 2022, we entered into purchase agreements to acquire substantially all of the assets and assume certain specified liabilities of Alterri Distribution Center, LLC and to acquire all the real property and other assets of related entities (Alterri), subject to customary closing conditions. The closing of the transaction was effective on September 14, 2022, with a purchase price and total consideration paid in cash of $31.0 million. Total consideration paid in cash under the Alterri agreement was $31.1 million and consisted of the agreed upon purchase price adjusted for estimated working capital adjustments. Transaction costs incurred were not material. The Alterri acquisition was accounted for as a business combination and will operate within our JBI business segment. Assets acquired and liabilities assumed were recorded in our Consolidated Balance Sheet at their estimated fair values, as of the closing date, using cost, market data and valuation techniques that reflect management's judgment and estimates. As a result of the acquisition, we recorded approximately $0.9 million of definite-lived intangible assets and approximately $8.8 million of goodwill. Goodwill consists of acquiring and retaining Alterri's existing operating model and strategic geographic location as well as expected synergies from the combination of operations. The following table outlines the consideration transferred and final purchase price allocation at their respective estimated fair values as of September 14, 2022 (in millions):

Consideration	$ 31.1
Accounts receivable	0.3
Property and equipment	21.1
Right-of-use assets	0.4
Intangibles	0.9
Lease liabilities	(0.4)
Goodwill	$ 8.8

12. Goodwill and Other Intangible Assets

Total goodwill was $120.4 million, $100.5 million, and $105.4 million at December 31, 2022, 2021, and 2020 respectively. At December 31, 2022, $111.6 million and $8.8 million of our goodwill was assigned to our FMS and JBI business segments, respectively. No impairment losses have been recorded for goodwill as of December 31, 2022. Prior to the Zenith and Alterri acquisitions, our intangible assets consisted of those arising from previous business acquisitions within our FMS segment. Identifiable intangible assets consist of the following (in millions):

	December 31,		Weighted Average Amortization Period
	2022	2021	
Finite-lived intangibles:			
Customer relationships	$ 169.0	$ 129.9	10.8
Non-competition agreements	9.6	7.3	6.3
Trade names	6.4	4.2	2.1
Total finite-lived intangibles	185.0	141.4	
Less accumulated amortization	(69.1)	(50.8)	
Total identifiable intangible assets, net	$ 115.9	$ 90.6	

Our finite-lived intangible assets have no assigned residual values.

During the years ending December 31, 2022, 2021, and 2020, intangible asset amortization expense was $18.2 million, $14.3 million and $13.8 million, respectively. Estimated amortization expense for our finite-lived intangible assets is expected to be approximately $19.5 million for 2023, $18.3 million for 2024, $18.0 million for 2025, $17.2 million for 2026, and $13.4 million for 2027. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, impairment or accelerated amortization of intangible assets, and other events.

13. Segment Information

We have five reportable business segments which are based primarily on the services each segment provides. The JBI segment includes freight that is transported by rail over at least some portion of the movement and also includes certain repositioning truck freight moved by JBI equipment or third-party carriers, when such highway movement is intended to direct JBI equipment back toward intermodal operations. DCS segment business includes company-owned and customer-owned, DCS-operated revenue equipment and employee drivers assigned to a specific customer, traffic lane, or service. DCS operations usually include formal, written longer-term agreements or contracts that govern services performed and applicable rates. ICS provides non-asset and asset-light transportation solutions to customers through relationships with third-party carriers and integration with company-owned equipment. ICS services include flatbed, refrigerated, and LTL, as well as a variety of dry-van and intermodal solutions. ICS offers the majority of these services through an online multimodal marketplace via J.B. Hunt 360 that matches the right load with the right carrier and the best mode. FMS provides last-mile delivery services to customers through a nationwide network of cross-dock and other delivery system network locations. FMS provides both asset and non-asset big and bulky delivery and installation services, as well as fulfillment and retail-pooling distributions services. JBT business includes full-load, dry-van freight that is transported utilizing company-owned revenue equipment or third-party carriers utilizing company-owned trailing equipment as well as services through our J.B. Hunt 360box program which utilizes the J.B. Hunt 360 platform to access capacity and offer efficient drop trailer solutions to customers. This freight is typically transported over roads and highways and does not move by rail. All transactions between reporting segments are eliminated in consolidation.

Our customers are geographically dispersed across the United States. A summary of certain segment information is presented below (in millions):

	Assets (Excludes intercompany accounts)	
	December 31,	
	2022	2021
JBI	$ 3,270	$ 2,858
DCS	1,910	1,630
ICS	322	428
JBT	515	403
FMS	609	472
Other (includes corporate)	1,161	1,003
Total	$ 7,787	$ 6,794

	Revenues		
	Years ended December 31,		
	2022	**2021**	**2020**
JBI	$ 7,022	$ 5,454	$ 4,675
DCS	3,378	2,578	2,196
ICS	2,386	2,538	1,658
JBT	1,082	796	463
FMS	980	842	689
Total segment revenues	14,848	12,208	9,681
Intersegment eliminations	(34)	(40)	(44)
Total	$ 14,814	$ 12,168	$ 9,637

	Operating Income		
	Years ended December 31,		
	2022	**2021**	**2020**
JBI	$ 800	$ 603	$ 428
DCS	345	304	314
ICS	59	46	(45)
JBT	93	65	17
FMS	35	28	(1)
Total	$ 1,332	$ 1,046	$ 713

	Depreciation and Amortization Expense		
	Years ended December 31,		
	2022	**2021**	**2020**
JBI	$ 226	$ 198	$ 189
DCS	269	233	224
ICS	3	—	—
JBT	45	36	34
FMS	44	35	33
Other	58	55	47
Total	$ 645	$ 557	$ 527

2022 Percent of Revenue by Industry



Industry	Percent
Retail	32%
General Merchandise	15%
Food and Kindred Products	15%
Manufacturing	10%
Wholesale Trade	9%
Paper and Allied Products	5%
Electrical Equipment	4%
Chemical and Allied Products	3%
Transportation	3%
Other	2%
Transportation Equipment	2%

STOCKHOLDER INFORMATION

Corporate Address
J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745
479-820-0000

Internet Address
jbhunt.com

Auditors
PricewaterhouseCoopers LLP
Fayetteville, Arkansas

Counsel
Mitchell, Williams, Selig, Gates & Woodyard PLLC
Little Rock, Arkansas

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 a.m. CDT, on Thursday April 27, 2023 at the corporate headquarters of J.B. Hunt Transport Services, Inc., Lowell, Arkansas, located on Interstate 49 at Lowell Exit 78.

Stock Exchange Listing
J.B. Hunt Transport Services, Inc.
Class A Common Stock is listed on
NASDAQ National Market System

Stock Symbol
JBHT

Stock Transfer Agent and Registrar
Computershare Trust Company, N.A.
150 Royall St., Suite 101
Canton, MA 02021
877-498-8861 for Stockholder Inquiries
computershare.com/investor

Enhanced proxy design by Big Pivot Partners / www.bigpivot.net



P.O. Box 130
Lowell, Arkansas 72745
jbhunt.com